02020447

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
MAR 1 1 2002
1086

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

Date: For the period ending 6 March 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telstra

22 February 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra announces US$500 million borrowing

In accordance with the Listing Rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

22 February 2002

Telstra

Telstra announces US$500 million borrowing

Telstra today announced plans to raise up to US$500 million of long-term funds, in the second half of March, through a Global Bond under its US Shelf Listing.

The funds will principally be used to refinance maturing debt and reduce the level of short-term debt which will further strengthen Telstra's sound financial position.

The borrowing will take advantage of the attractive US rates currently available. A 10-year maturity is proposed and the funds will be swapped into Australian dollars (AUD) at drawdown through to maturity.

Telstra is in discussion with a small group of proposed underwriters regarding the terms and conditions of the bond issue and an announcement may be expected early next week.

The debt road show will take place in late March, following Telstra's presentations of its interim financial results scheduled for release on 6 March, 2002.

Telstra Chief Financial Officer and Group Managing Director, Finance & Administration, Mr David Moffatt, will lead presentations to investors in the United States, UK, Europe and Asia.

Mr Moffatt said he looked forward to the opportunity to meet debt investors and further strengthen Telstra's presence, particularly in the United States.

In addition to the face-to-face meetings with selected investors, electronic presentations are planned for the major financial centres of Hong Kong, Singapore and Japan.

This borrowing will be Telstra's first debt raising in the United States since its US$300m 144A issue in mid 1993. With the volume of new US$ issues in the United States substantially down on last year, demand is strong for highly rated corporates.

Telstra's long-term ratings are currently Aa3 Moody's, AA- Standard and Poor's and AA- by Fitch. All ratings are on stable outlook.

Media enquiries:
Jane Sullivan
Group Manager, Public Affairs, Finance & Administration
Tel: (03) 9634 3701.

Telstra

22 February 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Result of Telstra Corporation Limited 2001 Annual General Meeting of Securityholders

In accordance with the Listing Rules I enclose an announcement for release to the market.

There was a typographical error in the table showing the results of the votes cast at the Telstra 2001 AGM as sent to the ASX on 16 November 2001. The figure in the Total column for Mr D McGauchie was incorrectly stated. This has now been corrected. The error does not affect the outcome of the poll.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Result of Telstra Corporation Limited 2001 Annual General Meeting of Securityholders

	Manner in which the securityholder directed the proxy vote:					Manner in which votes were cast in person and by proxy on a Poll (where applicable)		
Resolution	*TOTAL*	*vote "for"*	*votes "against"*	*votes "abstain"***	*votes "discretionary"*	*"for"*	*"against"*	*"abstain"***
2(a) Election of Ms B Hutchinson	1,620,738,968	1,164,137,827	253,192,717	155,729,779	203,408,424	7,813,740,892	254,816,412	155,815,642
2(b) Election of Mr P Strohkorb	1,456,329,671	214,529,875	1,037,928,875	303,367,919	203,870,921	217,017,963	7,686,708,004	303,601,932
2(c) Election of Mr L Cooper	1,491,562,368	166,028,431	1,121,773,749	277,757,548	203,760,188	168,008,416	7,770,718,728	277,985,288
2(d) Election of Mr A Kenos	1,406,076,153	109,006,199	1,093,194,606	346,332,420	203,875,348	110,433,417	7,742,197,614	346,672,853
2(e) Election of Mr D McGauchie	1,603,202,773	1,355,909,703	44,018,096	176,066,422	203,274,974	8,005,010,696	45,767,791	176,181,472
2(f) Election of Mr M Vogt	1,396,822,000	89,400,738	1,103,575,081	354,720,280	203,846,181	91,396,520	7,752,538,656	354,950,950
2(g) Re-election of Mr W Owens	1,602,378,266	824,132,507	574,763,920	169,841,759	203,481,839	7,473,136,736	576,445,006	170,045,252
2(h) Election of Dr J Stocker	1,600,103,406	1,321,028,528	75,642,049	173,723,735	203,432,829	7,970,295,531	77,339,984	173,854,625
2(I) Election of Mr E Pregun	1,448,289,235	82,140,449	1,162,156,999	305,181,817	203,991,787	83,639,608	7,811,344,633	305,547,600
2(j) Election of Mr S Mayne	1,448,426,876	59,286,067	1,185,171,046	278,793,925	203,969,763	61,441,112	7,834,043,748	279,068,395
2(k) Election of Mr C Macek	1,558,647,308	1,071,730,265	283,224,372	158,324,275	203,692,671	7,720,928,983	284,978,226	158,614,128

** - Note that votes relating to a person who abstained from voting on an item are not counted in determining whether or not the required majority of votes were cast for or against that item.

Telstra

5 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra to package FOXTEL with phone and Internet

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

5 March 2002

Telstra to package FOXTEL with phone and Internet.

Telstra and FOXTEL today announced an agreement that will enable customers to bundle FOXTEL's subscription TV with telephone and Internet services on a single Telstra bill.

The agreement, announced today by the Chief Executives of Telstra and FOXTEL means:

- Telstra will be able to resell FOXTEL's subscription TV service together with Telstra's telephony and Internet services.
- Telstra will have the right to set the retail price and offer discounts on any service packages which include FOXTEL's subscription TV service.

Telstra CEO, Ziggy Switkowski said: "The agreement allows customers more choice, its gives Telstra new competitive products to offer and FOXTEL an opportunity to grow its subscribers.

"The bundling of telephone, Internet and subscription TV services on a single customer-convenient bill will allow Telstra to discount prices and reward customer loyalty.

"This resale agreement with FOXTEL enables Telstra to compete directly against similar products available in the market, something that can only benefit consumers," Dr Switkowski said.

Dr Switkowski said customer offerings arising out of these new arrangements between Telstra and FOXTEL will be available to Telstra customers in the coming months.

FOXTEL CEO, Kim Williams said: "The Telstra agreement will give fresh impetus to FOXTEL and assist growth of our subscriber base.

"The packages offered by Telstra and the ability for customers to buy their FOXTEL service as part of a total communications package will be very attractive".

FOXTEL is jointly owned by Telstra (50%), News Corporation (25%) and PBL (25%).

FOXTEL and Optus have also today announced that they have entered into a binding Heads of Agreement for Optus to resell FOXTEL subscription television channels on the Optus Television cable network. A copy of the joint media release is attached.

Telstra Corporation Limited
ABN 33 051 775 556

Optus/FOXTEL Joint Media Release

OPTUS and FOXTEL enter into agreement for Optus to resell FOXTEL subscription television channels

5 March 2002

FOXTEL and Optus today announced that they have entered into a binding Heads of Agreement for Optus to resell FOXTEL subscription television channels on the Optus Television cable network.

Under the agreement, FOXTEL will assume Optus' financial obligations under its movie and other content arrangements. Subject to the consent of content providers, FOXTEL will also supply some Optus content over the FOXTEL platforms.

The FOXTEL service to be received by Optus customers will commence on 1 November 2002 and run until 2010. In addition, from 1 April 2002 until 1 November 2002, FOXTEL has agreed to supply two quality sports programming channels to Optus, to be known as Optus Sports 1 and 2.

Concurrently, Optus will lease to FOXTEL a substantial volume of capacity on the Optus C1 satellite which is scheduled to launch in late 2002.

Both parties said that the arrangements would stimulate the Australian subscription television sector, and give more Australian consumers access to competitive premium programming choices.

Optus Chief Executive, Chris Anderson, said the agreements would significantly strengthen Optus' bundled telephony and subscription television offering.

"Optus will benefit from more appealing subscription television content – particularly movies and sport - to bundle with our telephony and internet products to provide even more vigorous competition in local telephony and broadband services.

"Subscription television costs have long been an uneconomic burden for Optus – in many ways hindering its development in the roll-out of local telephony and other new services. The implementation of this deal will remove that burden and give us a much stronger foundation for growth," Mr Anderson said.

FOXTEL's Chief Executive, Kim Williams, said: "We are delighted to be able to expand distribution of our FOXTEL channels through Optus. These arrangements will give more Australians more choices about how to receive FOXTEL and will lead to greater competition in subscription television and telephony."

The binding *Heads of Agreement* is conditional on a number of matters including the ACCC not intervening in the transaction and various consents of content providers. The new service arrangements will come into effect if all necessary conditions are satisfied.
ends

Telstra

5 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Notice of change in interests of substantial holder

In accordance with the Corporations Act I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Form **604**

Corporations Act 2001

Section 671B

Notice of change in interests of substantial holder

To Company Name/Scheme Solution 6 Holdings Limited

ACN/ARSN 003 264 006

1. Details of substantial holder(1)

Name **Telstra Corporation Limited** gives this notice of a change in relevant interests on its own behalf and on behalf of its subsidiaries set out in Annexure "A"

ACN/ARSN (if applicable) **051 775 556**

There was a change in the interests of the substantial holder on 4/3/2002.

The previous notice was given to the company on 1/3/2001.

The previous notice was dated 1/3/2001.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities(4)	Previous notice		Present notice	
	Person's votes	Voting power(5)	Person's votes	Voting power(5)
Ordinary Shares	33,056,442	19.99	33,056,442	16.66

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change(6)	Consideration given in relation to change(7)	Class and number of securities affected	Person's votes affected
Various	Telstra CB.com Limited (ACN 089 249 669)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	30,456,442 Ordinary Shares	Telstra CB.com Limited
Various	Telstra Corporation Limited (ACN 051 775 556)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	2,600,000 Ordinary Shares	Telstra Corporation Limited

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder(8)*	*Nature of relevant interest(6)*	*Class and number of securities*	*Person's votes*
Telstra CB.com Limited (ACN 089 249 669)	Telstra CB.com Limited	Telstra CB.com Limited	Legal and beneficial owner	30,456,442 Ordinary Shares	30,456,442
Telstra Corporation Limited (ACN 051 775 556)	Telstra Corporation Limited	Telstra Corporation Limited	Legal and beneficial owner	2,600,000 Ordinary Shares	2,600,000

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association(9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NIL	NIL

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, VIC, 3000
Telstra CB.com Limited	Level 4, 400 George Street, Sydney, NSW, 2000
Solution 6 Holdings Limited	Level 21, 456 Kent Street, Sydney, NSW, 2000

Signature

print name DOUGLAS GRATION capacity Company Secretary

sign here [signature] date 05/03/2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is the annexure of 7 pages marked "A" and referred to in the form 604 signed by me and dated 5 March 2002.

Douglas Gration Date: 5 March 2002.
Company Secretary

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
Telstra Corporation Limited (TCL)	Parent entity		Australia
Corporate Support Group			
Telecommunications Equipment Finance Pty Ltd	Telstra controlled entity	-	Australia
Telstra Finance Limited	Telstra controlled entity	100.0	Australia
Telstra Corporate Services Pty Ltd	Telstra controlled entity	100.0	Australia
Transport Communications Australia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra ESOP Trustee Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Employee Share Ownership Plan Trust	Non-Controlled Trust		Australia
Telstra Employee Share Ownership Plan II Trust	Non-Controlled Trust		Australia
Telstra Growthshare Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Growthshare Trust	Non-Controlled Trust		Australia
Telstra Super Pty Ltd	Telstra associated entity	100.0	Australia
• Telstra Super Financial Planning Pty Ltd	Telstra associated entity	100.0	Australia
Telstra Superannuation Scheme	Non-Controlled Trust		Australia
Telstra Super Investment Trust	Non-Controlled Trust		Australia
Telstra OnAir - Group			
Telstra OnAir Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra OnAir Infrastructure Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
•• Telstra 3G Spectrum Holdings Pty Ltd	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
International - Group			
Telstra International Limited	Telstra controlled entity	100.0	Australia
Telstra Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Tellium, Inc	Telstra investment	-	USA
• Gemini Israel III L.P.	Telstra investment	3.47	USA
• DataOne Corporation Pte Ltd	Telstra joint venture entity	20.0	Singapore
• New Skies Satellites, N.V.	Telstra investment	0.81	Netherlands
• INTEC Communications Inc.	Telstra investment	8.45	Japan
• Telstra Holdings (Bermuda) No 2 Limited	Telstra controlled entity	100.0	Bermuda
•• Joint Venture (Bermuda) No. 2 Limited	Telstra controlled entity	60.0	Bermuda
••• RWC, HK Limited (17 August 2001)	Telstra controlled entity	100.0	Hong Kong
••• Bestclass Holdings Ltd	Telstra controlled entity	100.0	BVI
•••• Hong Kong CSL Ltd	Telstra controlled entity	100.0	Hong Kong
••••• Integrated Business Systems Ltd	Telstra controlled entity	100.0	Hong Kong
••••• One2Free Personalcom Ltd	Telstra controlled entity	100.0	Hong Kong
••••• CSL Limited	Telstra controlled entity	100.0	Hong Kong
• Telstra Holdings (Bermuda) No 1 Limited	Telstra controlled entity	100.0	Bermuda
•• Reach Limited	Telstra joint venture entity	50.0	Bermuda
•• Australian - Japan Cable Holdings Limited	Telstra associated entity	39.9	Bermuda
• Telstra Japan Retail K.K.	Telstra controlled entity	100.0	Japan
• Telstra International HK Limited	Telstra controlled entity	100.0	Hong Kong

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
• Telstra IDC Holdings Limited	Telstra controlled entity	100.0	Bermuda
•• IDC Limited	Telstra joint venture entity	50.0	Bermuda
• Telstra India Private Limited	Telstra controlled entity	100.0	India
• Telstra Wholesale Inc.	Telstra controlled entity	100.0	USA
•• Dynegy Connect L.P.	Telstra joint venture entity	20.0	USA
• Mobitel (Pvt) Limited	Telstra controlled entity	60.0	Sri Lanka
• TelstraClear Limited	Telstra controlled entity	58.43	New Zealand
•• Independent Newspapers Limited	Telstra investment	-	New Zealand
•• CityLink Limited	Telstra associated entity	1.27	New Zealand
•• IP3 Systems Ltd	Telstra investment	0.5	Australia
•• Saturn Communications Limited	Telstra controlled entity	100.00	New Zealand
•• Paradise.Net Limited	Telstra controlled entity	100.00	New Zealand
•• TNAS Limited	Telstra joint venture entity	25.00	New Zealand
•• Kiwi Cable Company Limited	Telstra controlled entity	100.00	New Zealand
•• Netlink Limited	Telstra controlled entity	100.00	New Zealand
•• TelstraSaturn Holdings Limited	Telstra controlled entity	100.00	New Zealand
••• Clear Communications Limited	Telstra controlled entity	100.00	New Zealand
•••• CLEAR Communications (Australia) Pty Limited	Telstra controlled entity	100.00	Australia
•••• ZFREE Limited (12 December 2001)	Telstra controlled entity	100.00	New Zealand
•••• ZTALK Limited	Telstra controlled entity	100.00	New Zealand
•••• CityLink Limited	Telstra associated entity	25.9	New Zealand
•••• TNAS Limited	Telstra joint venture entity	25.0	New Zealand
• Telstra Limited	Telstra controlled entity	100.0	New Zealand
• Telstra New Zealand Limited	Telstra controlled entity	100.0	New Zealand
• Telstra Global Limited	Telstra controlled entity	100.0	United Kingdom
•• Xantic B.V.	Telstra joint venture entity	35.0	The Netherlands
•• PT Telstra Nusantara	Telstra controlled entity	100.0	Indonesia
•• PT Mitra Global Telekomunikasi Indonesia	Telstra associated entity	20.37	Indonesia
•• Telstra Europe Limited	Telstra controlled entity	100.0	United Kingdom
•• Telstra Inc.	Telstra controlled entity	100.0	USA
••• Telstra Wholesale Trading Inc.	Reach controlled entity	100.0	USA
• Telstra Vishesh Communications Private Limited	Telstra controlled entity	47.1	India
• Telstra South Asia Holdings Limited (in liquidation)	Telstra controlled entity	100.0	Mauritius
• Satel - loss of control August 1997 (in liquidation)	Telstra investment	40.0	Kazakhstan
• ICO Global Communications (Holdings) Ltd	Telstra investment	0.1254	Wilmington, Delaware, USA (Previously Bermuda; Cayman Islands)
Telstra Communications Limited	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
• Telecom Australia (Saudi) Company Limited (in liquidation)	Telstra controlled entity	50.0	Saudi Arabia
• TAI Olex Group Joint Venture	Telstra joint venture operation	50.0	Pakistan
Intelsat, Ltd	Telstra investment	1.71	USA
Infrastructure Services			
IT Skills Hub Pty Ltd	Telstra investment	5.88	Australia
Telstra New Wave Pty Ltd	Telstra controlled entity	100.0	Australia
grapeVINE Technologies Ltd	Telstra investment	8.3	Australia
Network Design and Construction Limited	Telstra controlled entity	100.0	Australia
• NDC Global Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
•• NDC New Zealand Limited	Telstra controlled entity	100.0	New Zealand
•• NDC Telecommunications India Private Ltd	Telstra controlled entity	100.0	India
•• PT NDC Indonesia	Telstra controlled entity	95.0	Indonesia
•• NDC Global Philippines, Inc	Telstra controlled entity	100.0	Philippines
•• NDC Global Services (Thailand) Limited	Telstra controlled entity	49.0	Thailand
• NDC Global Services Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Retail Group			
Infonet Services Corporation	Telstra investment	5.3% Voting int. 12.5%	USA
Telstra Rewards Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Visa Card Trust	Telstra controlled entity	100.0	Australia
• Qantas Telstra Card Trust	Telstra controlled entity	100.0	Australia
• Telstra Visa Business Card Trust	Telstra controlled entity	100.0	Australia
Stellar Call Centres Pty Ltd	Telstra joint venture entity	50.0	Australia
Commander Communications Limited	Telstra investment	16.58	Australia
Investment 2000 Pty Ltd (in liquidation)	Telstra joint venture entity	25.0	Australia
On Australia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Media Pty Ltd (FOXTEL)	Telstra controlled entity	100.0	Australia
• Customer Services Pty Ltd	Telstra joint venture entity	50.0	Australia
• FOXTEL Management Pty Ltd	Telstra joint venture entity	50.0	Australia
• FOXTEL Cable Television Pty Ltd	Telstra joint venture entity	80.0	Australia
• FOXTEL Television Partnership	Telstra joint venture entity	50.0	Australia
• FOXTEL Partnership	Telstra joint venture entity	50.0	Australia
Telstra Multimedia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Media Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Enterprise Services Pty Limited	Telstra controlled entity	100.0	Australia
• Telstra Datacasting Pty Limited	Telstra controlled entity	100.0	Australia
• IBM Global Services Australia Limited	Telstra associated entity	22.6	Australia
• Integrated Superannuation Pty Ltd	Telstra investment	33.3	Australia
Telstra CB Holdings Limited	Telstra controlled entity	100.0	Australia
• Telstra CB.net Limited	Telstra controlled entity	100.0	Australia
•• Myinternet Ltd	Telstra associated entity	21.12	Australia
• Telstra CB.fs Limited	Telstra controlled entity	100.0	Australia
•• Keycorp Limited	Telstra controlled entity	47.86	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
••• Investment Funding Pty Ltd	Telstra controlled entity	100.00	Australia
••• California Plasticard, Inc	Telstra investment	10.00	USA
••• Colorado Plasticard, Inc	Telstra investment	10.00	USA
••• Budbade Pty Limited	Telstra controlled entity	100.00	Australia
••• Keycorp USA Limited	Telstra controlled entity	100.00	USA
•••• Tillsmith Systems, INC	Telstra controlled entity	100.00	USA
••• Keytec Pty Limited	Telstra controlled entity	100.00	Australia
••• Keytec (No.2) Pty Limited	Telstra controlled entity	100.00	Australia
••• Sparad (No.31) Pty Limited	Telstra controlled entity	100.00	Australia
••• Electronic Financial Technologies Pty Limited	Telstra controlled entity	100.00	Australia
••• KYC Pty Limited	Telstra controlled entity	73.00	Australia
•••• Camtech R & D Pty Limited	Telstra controlled entity	100.00	Australia
••• Technical Parts & Services Pty Limited	Telstra controlled entity	100.00	Australia
••• Keycorp Solutions Limited	Telstra controlled entity	100.00	Australia
••• Keycorp Investments Pty Limited	Telstra controlled entity	100.00	Australia
•••• Nobil IT (NZ) Limited	Telstra controlled entity	100.00	New Zealand
•••• Keycorp Systems Limited	Telstra controlled entity	100.00	United Kingdom
•••• E-Point Pty Limited	Telstra controlled entity	100.00	Australia
•••• Keycorp Technologies Pty Limited	Telstra controlled entity	100.00	Australia
•••• Nobil I.T. Australia Pty Limited	Telstra controlled entity	100.00	Australia
•••• Keycorp (Asia) Pty Limited	Telstra controlled entity	100.00	Hong Kong
•••• Tillsmith Systems Inc.	Telstra controlled entity	100.00	Canada
•••• Keycorp (NZ) Limited	Telstra controlled entity	100.00	New Zealand
••••• Keycorp (NZ) Finance Limited	Telstra controlled entity	100.00	New Zealand
••••• IDL (NZ) Limited	Telstra controlled entity	100.00	New Zealand
••••• Nobil IT Canada Corporation	Telstra controlled entity	100.00	Canada
••• Keytec Nominees Pty Limited	Telstra controlled entity	100.00	Australia
•• Myprice Pty Ltd	Telstra investment	5.0	Australia
•• InsNet Pty Ltd	Telstra controlled entity	100.0	Australia
••• Keypoint Insurance Systems Pty Ltd	Telstra investment	49.0	Australia
••• Australasian Insurance Systems Pty Ltd	Telstra controlled entity	100.0	Australia
••• TRC Computer Systems Pty Ltd	Telstra controlled entity	100.0	Australia
••• DBA Limited	Telstra controlled entity	100.0	Australia
•••• Brokerlink Pty Ltd	Telstra controlled entity	81.3	Australia
•••• DBA Computer Systems Pty Ltd	Telstra controlled entity	100.0	Australia
••••• Unilink Group Pty Ltd	Telstra controlled entity	100.0	Australia
••••• Brokerlink Pty Ltd	Telstra controlled entity	18.7	Australia
• Telstra CB.Com Limited	Telstra controlled entity	100.0	Australia
•• Solution 6 Holdings Limited	Telstra associated entity	19.09	Australia
ECard Pty Ltd	Telstra associated entity	41.0	Australia
Australis Media Limited (in liquidation)	Telstra investment	2.38	Australia
Pacific Access Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Retail Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Retail Services Pty Ltd	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% Interest immed. parent	Country of Incorp / formation
• WorldCorp Holdings (S) Pte Ltd	Telstra controlled entity	100.0	Singapore
•• WorldCorp Publishing Pte Ltd	Telstra controlled entity	100.0	Singapore
• Pacific Access Enterprises Pty Ltd	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation

Supplementary Information - Joint Venture Structures

FOXTEL			
• FOXTEL Partnership	Telstra joint venture entity	50.0	Australia
•• UK TV Joint Venture	Foxtel joint venture entity	60.0	Australia
•• UK TV Pty Ltd	Foxtel joint venture entity	60.0	Australia
•• Comedy Channel Joint Venture	Foxtel joint venture entity	80.0	Australia
•• The Racing Channel Cable-TV Pty Ltd	Foxtel controlled entity	100.0	Australia
•• MultiChannel Network Pty Ltd	Foxtel Investment	100.0	Australia
•• Main Event Television Pty Ltd	Foxtel associated entity	33.3	Australia
•• XYZ Entertainment Pty Ltd	Foxtel joint venture entity	50.0	Australia
••• Nickelodeon Australia Joint Venture	Foxtel joint venture entity	50.0	Australia
••• XYZ Programming Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Arena Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Quest Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Max Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Channel [V] Australia Pty Ltd	Foxtel controlled entity	100.0	Australia
••• The Lifestyle Channel Pty Ltd	Foxtel controlled entity	100.0	Australia

Telstra

6 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2001

In accordance with Listing Rules I enclose the following for immediate release:

1. Appendix 4B – half yearly report;
2. Half year results and operations review – financial highlights;
3. Media release;
4. Half year financial report for the half year ended 31 Dec 2001; and
5. Directors' report.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Telstra Corporation Limited

ABN	Half yearly	Preliminary final	Half year ('current period')
33 051 775 556	✓		**31 December 2001**

For announcement to market

Extracts from this report for announcement to the market (see note 1).

$A millions

Revenues from ordinary activities *(item 1.1)*	**down**	**6.2%**	to	**10,612**
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	**down**	**18.8%**	to	**2,140**
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	**down**	**20.0%**	to	**2,098**
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	**-**			**-**
Net profit (loss) for the period attributable to members (item 1.11)	**down**	**20.0%**	to	**2,098**

Dividends (distributions)	Amount per security (cents) ¢	Franked amount per security (cents) ¢
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	**11.0**	**11.0**
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	8.0	8.0

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	**22 March 2002**

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

Consolidated profit and loss account

		Current period $A millions	Previous corresponding period $A millions
1.1	Revenues from ordinary activities	**10,612**	11,311
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	**(7,009)**	(6,754)
1.3	Borrowing costs	**(417)**	(351)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	**(93)**	(164)
1.5	**Profit (loss) from ordinary activities before tax**	**3,093**	4,042
1.6	Income tax on ordinary activities *(see note 4)*	**(992)**	(1,420)
1.7	**Profit (loss) from ordinary activities after tax**	**2,101**	2,622
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	**-**	-
1.9	**Net profit (loss)**	**2,101**	2,622
1.10	Net (profit) loss attributable to outside equity interests	**(3)**	1
1.11	**Net profit (loss) for the period attributable to members**	**2,098**	2,623

Throughout this Appendix 4B, we have adjusted comparative figures to align with changes in presentation in the current half-year financial report.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	**6,795**	5,170
1.13	Net profit (loss) attributable to members *(item 1.11)*	**2,098**	2,623
1.14	Net transfers to and from reserves	**29**	-
1.15	Net effect of changes in accounting policies	**-**	-
1.16	Dividends and other equity distributions paid or payable	**(1,415)**	(1,029)
1.17	**Retained profits (accumulated losses) at the end of financial period**	**7,507**	6,764

Profit restated to exclude amortisation of goodwill

		Current Period $A millions	Previous corresponding period $A millions
1.18	Profit (loss) from ordinary activities after tax before outside equity interests *(items 1.7)* and amortisation of goodwill	**2,143**	**2,635**
1.19	Less (plus) outside equity interests	**(3)**	**1**
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**2,140**	**2,636**

Profit (loss) from ordinary activities attributable to members

		Current Period $A millions	Previous corresponding period $A millions
1.21	Profit (loss) from ordinary activities after tax *(item 1.7)*	**2,101**	2,622
1.22	Less (plus) outside equity interests	**(3)**	1
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**2,098**	2,623

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current Period $A millions	Previous corresponding period $A millions
1.24	Details of revenue and expenses (including both usual and unusual items)		
	Revenues		
	Interest revenue		
	-associated entities	**1**	1
	-other entities	**66**	37
		67	38
	Dividend revenue		
	-other entities	**-**	10
	Revenue from the sale of:		
	- property, plant and equipment	**76**	197
	- investments in controlled entities	**-**	4
	- investments in listed entities and other corporations (refer attachment 3)	**20**	443
	- patents trademarks and licences	**-**	4
	- business	**29**	4
		125	652
	Expenses		
	Borrowing costs		
	- other entities	**471**	410
	- finance charges relating to finance leases	**-**	1
		471	411
	- borrowing costs capitalised	**(54)**	(60)
		417	351

Revenue and expenses from ordinary activities (continued)

	Current Period $A millions	Previous corresponding period $A millions
Net book value of assets we have sold/disposed:		
- property, plant and equipment	**93**	187
- investments in controlled entities	**-**	(4)
- investments in listed entities and other corporations (refer attachment 3)	**18**	235
- patents, trademarks and licences	**-**	4
- business	**2**	3
	113	425
Provisions:		
- reduction in value of investments	**26**	41
Net (profit)/loss we have made on sale of:		
- property, plant and equipment	**17**	(10)
- investments in controlled entities	**-**	(8)
- investments in listed entities and other corporations (refer attachment 3)	**(2)**	(208)
- business	**(27)**	(1)
	(12)	(227)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A millions	Related tax $A millions	Related outside equity interests $A millions	Amount (after tax) attributable to members $A millions
2.1	Amortisation of goodwill	42	-	-	**42**
2.2	Amortisation of other intangibles	70	(5)	(24)	**41**
2.3	**Total amortisation of intangibles**	**112**	**(5)**	**(24)**	**83**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $A millions	Previous year $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	**Not applicable**	Not applicable
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	**Not applicable**	Not applicable

Consolidated balance sheet

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current Assets			
4.1	Cash	**652**	1,077	941
4.2	Receivables	**3,940**	4,307	3,955
4.3	Investments	-	-	-
4.4	Inventories	**286**	320	379
4.5	Other (provide details if material)	**656**	549	335
4.6	**Total current assets**	**5,534**	**6,253**	**5,610**
	Non-current assets			
4.7	Receivables	**1,866**	1,803	280
4.8	Investments (equity accounted)	**1,084**	1,259	401
4.9	Other investments	**111**	143	258
4.10	Inventories	**22**	8	35
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022)*	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	**23,699**	22,803	22,537
4.14	Intangibles (net)	**3,063**	3,012	509
4.15 (a)	Other (provide details if material)	**2,171**	2,078	1,566
4.15 (b)	Future income tax benefit	**95**	114	65
4.16	**Total non-current assets**	**32,111**	**31,220**	**25,651**
4.17	**Total assets**	**37,645**	**37,473**	**31,261**
	Current liabilities			
4.18	Payables	**2,531**	2,872	2,281
4.19	Interest bearing liabilities	**3,509**	2,604	3,658
4.20 (a)	Income tax payable	**476**	657	618
4.20 (b)	Provisions	**1,904**	2,018	1,763
4.21	Revenue received in advance	**859**	1,128	527
4.22	**Total current liabilities**	**9,279**	**9,279**	**8,847**
	Non-current liabilities			
4.23	Payables	**95**	120	158
4.24	Interest bearing liabilities	**10,495**	11,386	6,554
4.25 (a)	Income tax payable	**45**	91	137
4.25 (b)	Provisions	**862**	846	900
4.26	Deferred income tax	**1,880**	1,573	1,304
4.26	Revenue received in advance	**462**	456	127
4.27	**Total non-current liabilities**	**13,839**	**14,472**	**9,180**
4.28	**Total liabilities**	**23,118**	**23,751**	**18,027**
4.29	**Net assets**	**14,527**	**13,722**	**13,234**

Consolidated balance sheet continued

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Equity			
4.30	Capital/contributed equity	**6,433**	6,433	6,433
4.31	Reserves	**56**	11	12
4.32	Retained profits (accumulated losses)	**7,507**	6,795	6,764
4.33	**Equity attributable to members of the parent entity**	**13,996**	**13,239**	**13,209**
4.34	Outside equity interests in controlled entities	**531**	483	25
4.35	**Total equity**	**14,527**	**13,722**	**13,234**
4.36	Preference capital included as part of 4.33	**-**	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A millions	Previous corresponding period $A millions
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	**Not applicable**	Not applicable
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**Not applicable**	Not applicable

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period $A millions
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation	**Not applicable**	Not applicable
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**Not applicable**	Not applicable

Consolidated statement of cash flows

		Current period $A millions	Previous corresponding period $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers	**11,003**	10,130
7.2	Payments to suppliers and employees	**(6,356)**	(5,867)
7.3	Dividends received from associates	**4**	-
7.3A	Dividends received from joint venture entities	**-**	-
7.4	Other dividends received	**-**	10
7.5	Interest and other items of similar nature received	**37**	41
7.6	Interest and other costs of finance paid	**(476)**	(398)
7.7	Income taxes paid	**(893)**	(764)
7.8	GST remitted to the Australian Taxation Office (ATO)	**(463)**	(487)
7.9	**Net operating cash flows**	**2,856**	2,665
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	**(1,391)**	(1,631)
7.11	Proceeds from sale of property, plant and equipment	**76**	197
7.12	Payment for purchases of equity investments	**(53)**	(67)
7.13	Proceeds from sale of equity investments	**-**	-
7.14	Loans to other entities	**-**	-
7.15	Loans repaid by other entities	**-**	-
7.16 (a)	Payment for patents, trademarks and licences	**-**	-
7.16 (b)	Payment for capitalised software	**(269)**	(322)
7.16 (c)	Proceeds from sale of business	**29**	4
7.16 (d)	Proceeds from sale of listed securities and shares in other corporations	**174**	386
7.16 (e)	Payment for deferred expenditure	**(2)**	(26)
7.16 (f)	Other (provide details if material)	**(47)**	(21)
7.17	**Net investing cash flows**	**(1,483)**	(1,480)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	**-**	-
7.19	Proceeds from borrowings	**9,204**	7,356
7.20	Repayment of borrowings	**(9,631)**	(7,034)
7.21	Dividends paid	**(1,415)**	(1,287)
7.22	Other (provide details if material)	**13**	(34)
7.23	**Net financing cash flows**	**(1,829)**	(999)
7.24	**Net increase (decrease) in cash held**	**(456)**	186
7.25	Cash at beginning of period *(see Reconciliation of cash)*	**1,067**	744
7.26	Exchange rate adjustments to item 7.25.	**-**	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**611**	930

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Refer to Attachment 1 for details of non-cash financing and investing transactions.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period $A millions
8.1	Cash on hand and at bank	**219**	192
8.2	Deposits at call	**433**	749
8.3	Bank overdraft	**(41)**	(11)
8.4	Other (provide details)	**-**	-
8.5	**Total cash at end of period** *(item 7.27)*	**611**	930

Ratios

		Current period %	Previous corresponding period %
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	**29.1%**	35.7%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.9)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	**15.0%**	19.9%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS (in cents) ¢	**16.3**	20.4
	(b) Diluted EPS (if materially different from (a)) (in cents) ¢		
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	**12,866,600,200**	12,866,600,200

NTA backing *(See note 7)*

		Current period (cents) ¢	Previous corresponding period (cents) ¢
11.1	Net tangible asset backing per ordinary security (in cents)	**98.8**	108.3

000028

Details of specific receipts/outlays, revenues/expenses

		Current period $A millions	Previous corresponding period $A millions
12.1	Interest revenue included in determining item 1.5	**67**	38
12.2	Interest revenue included in item 12.1 but not yet received (if material)	**-**	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	**(54)**	(60)
12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	**-**	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	**(1,462)**	(1,341)
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		
	Unusual other revenue items:		
	- writeback of liability to Telstra Superannuation Scheme (refer attachment 3)	**-**	**725**
	- partial sale of our investment in Computershare Limited (refer attachment 3)	**-**	**386**

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	**TelstraClear Limited**
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	**($9 million)** **After minority interests (i)**
13.3	Date from which such profit has been calculated	**12 December 2001**
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	**($63 million) (ii)**

(i) Up until the date we acquired control, the results of the TelstraClear Limited joint venture were equity accounted. Our share of losses for this 5 month period amounted to $75 million.

(ii) Our share of equity accounted losses included in the Telstra Group result in the prior corresponding half-year amounted to $53 million.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	**Not applicable**
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	**Not applicable**
14.3	Date to which the profit (loss) in item 14.2 has been calculated	**Not applicable**
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	**Not applicable**
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	**Not applicable**

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Refer to Attachment 2 for details on segments

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)

Unallocated assets)

Total assets *(equal to item 4.17)*)

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	**29 April 2002**
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	**22 March 2002**
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	**Not applicable**

Amount per security

			Amount per security (cents) ¢	Franked amount per security at 30% tax (2000: 34% tax) (cents) ¢	Amount per security of foreign source dividend (cents) ¢
15.4	*(Preliminary final report only)* **Final dividend:**	Current year	**Not applicable**	**Not applicable**	**Not applicable**
15.5		Previous year	Not applicable	Not applicable	Not applicable
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:**	Current year	**11.0**	**11.0**	**Not applicable**
15.7		Previous year	8.0	8.0	Not applicable

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year (cents) ¢	Previous year (cents) ¢
15.8	Ordinary securities	**Not applicable**	Not applicable
15.9	Preference securities	**Not applicable**	Not applicable

Half yearly report - interim dividend (distribution) on all securities

		Current period $A millions	Previous corresponding period $A millions
15.10	Ordinary securities	**1,415**	1,029
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**1,415**	1,029

The dividend or distribution plans shown below are in operation.

Not applicable

The last date(s) for receipt of election notices for the dividend or distribution plans

Not applicable

Any other disclosures in relation to dividends (distributions)

Not applicable

Details of aggregate share of profits (losses) of joint venture entities

Telstra's share of joint venture entities:		Current period $A millions	Previous corresponding period $A millions
16.1A	Profit (loss) from ordinary activities before income tax	**(88)**	(112)
16.2A	Income tax on ordinary activities	**(1)**	(3)
16.3A	**Profit (loss) from ordinary activities after income tax**	**(89)**	(115)
16.4A	Extraordinary items net of tax	-	-
16.5A	**Net profit (loss)**	**(89)**	(115)
16.6A	Outside equity interests	-	-
16.7A	**Net profit (loss) attributable to members**	**(89)**	(115)

Details of aggregate share of profits (losses) of associates

Telstra's share of associated entities:		Current period $A millions	Previous corresponding period $A millions
16.1B	Profit (loss) from ordinary activities before income tax	**(4)**	(48)
16.2B	Income tax on ordinary activities	-	(1)
16.3B	**Profit (loss) from ordinary activities after income tax**	**(4)**	(49)
16.4B	Extraordinary items net of tax	-	-
16.5B	**Net profit (loss)**	**(4)**	(49)
16.6B	Outside equity interests	-	-
16.7B	**Net profit (loss) attributable to members**	**(4)**	(49)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1A	**Equity accounted joint venture entities**	Current period %	Previous corresponding period %	Current period $A millions	Previous corresponding period $A millions
	TelstraClear Limited (controlled entity from 12 December 2001)	**58.4**	50.0	**(75)**	(53)
	Xantic B.V.(formerly Station 12 B.V.)	**35.0**	35.0	**-**	(35)
	FOXTEL Partnerships	**50.0**	50.0	**(24)**	(23)
	Stellar Call Centres Pty Ltd	**50.0**	50.0	**2**	1
	Telecom Services Kiribati Limited (to 31 May 2001)	**-**	49.0	**-**	1
	Harmony Telecommunications Pte Ltd (to 1 April 2001)	**-**	50.0	**-**	(2)
	Dynegy Connect LP (to 16 September 2001)	**-**	20.0	**(12)**	(4)
	Reach Ltd (from 7 February 2001)	**50.0**	-	**20**	-
17.1A	**Total**			**(89)**	(115)
17.1B	**Equity accounted associated entities**				
	IBM Global Services Australia Limited	**22.6**	22.6	**4**	1
	Australian - Japan Cable Limited	**39.9**	39.9	**(3)**	-
	Solution 6 Holdings Limited	**19.1**	20.3	**(2)**	(54)
	Ecard Pty Ltd	**41.0**	41.0	**(3)**	(3)
	Myinternet Ltd (from 10 August 2000)	**21.1**	13.7	**-**	(4)
	PlesTel Operating Trust (Units redeemed 31 August 2000)	**-**	-	**-**	11
17.1B	**Total**			**(4)**	(49)
17.2	**Total**			**(93)**	(164)
17.3	Other material interests	**-**	-	**-**	-
17.4	**Total**			**$Nil**	$Nil

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of securities	Total Number	Number quoted	Issue price per security *(see note 15)* (cents) ¢	Amount paid-up per security *(see note 15)* (cents) ¢
18.1	**Preference securities** *(description)*	**Nil**	**Nil**	**Nil**	**Nil**
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	**Nil**	**Nil**	**Nil**	**Nil**
18.3	**Ordinary securities**	**12,866,600,200**	**6,420,604,706**	**50**	**50**
18.4	Changes during current period				
	Opening Balance - 30 June 2001	**12,866,600,200**	**6,420,604,706**		
	(a) Increases through issues	**Nil**	**Nil**	**Nil**	**Nil**
	(b) Decreases through returns of capital, buybacks	**Nil**	**Nil**	**Nil**	**Nil**
	Closing Balance - 31 December 2001	**12,866,600,200**	**6,420,604,706**		
18.5	**Convertible debt securities** *(description and conversion factor)*	**Nil**	**Nil**	**Nil**	**Nil**
18.6	Changes during current period	**Nil**	**Nil**	**Nil**	**Nil**
	(a) Increases through issues	**Nil**	**Nil**	**Nil**	**Nil**
	(b) Decreases through securities - matured, converted	**Nil**	**Nil**	**Nil**	**Nil**
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		Nil	**Nil**	**Nil**	**Nil**
18.8	Issued during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.9	Exercised during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.10	Expired during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
18.12	**Unsecured notes** *(totals only)*	**2,695,843,777**	**2,418,455,422**		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during that period.

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to Attachment 3 for details on material factors affecting revenues and expenses

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer to attachment 4 for details of events after balance date

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At 31 December 2001 the Telstra Entity had $1,058 million Class C Franking Credits. The Telstra Group had approximately $1,227 million Class C Franking Credits.

Additional franking credits will arise when the Telstra Entity and its Australian controlled entities pay tax instalments during the fiscal 2002 year relating to the 2002 income tax year as well as the deferral instalments relating to the 2000 income tax year.

The 31 December 2001 interim dividend is scheduled to be paid on 29 April 2002 and will be fully franked at an income tax rate of 30% reflecting the current company tax rate (Class C dividend). The income tax payments anticipated in the future should be sufficient to allow full franking of the final 2002 dividend from earnings in the current year.

At present, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2002 earnings. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because it depends upon, among other factors, our earnings, Government legislation and announcements and our tax position.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Nil

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	**Not applicable**
19.2	A statement of the fees and commissions payable to the management company or responsible entity.	**Not applicable**
	Identify: • initial service charges • management fees • other fees	**Not applicable**

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place (Principal location)	**Not applicable**
Date	**Not applicable**
Time	**Not applicable**
Approximate date the annual report will be available	**Not applicable**

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	**Not applicable**

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.

The accounts have been audited.	☐	The accounts have been subject to review.	✓
The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.	☐

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached / ~~will follow immediately they are available~~.

6 The entity has a formally constituted audit committee.

Sign here: Date: 6 March 2002

(~~Director~~/Company secretary)

Print name: Douglas Gration

Attachment 1

Financing and investing activities that do not involve cash

Property, plant and equipment

Our property, plant and equipment includes capitalised borrowing costs of $38 million for the half-year ended 31 December 2001 (2000: $45 million). This amount has been reclassified into cash flows from operating activities.

We acquired plant and equipment with a fair value of $nil using finance leases during the half-year ended 31 December 2001 (2000: $4 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows.

Software assets (internal use software assets)

Our software assets developed for internal use include capitalised borrowing costs of $16 million for the half-year ended 31 December 2001 (2000: $15 million). This amount has been reclassified into cash flows from operating activities.

(iv) Acquisitions and disposals

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.43%. As a result, our 58.43% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Consideration for this acquisition was A$40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

The amount of cash, other assets and liabilities we acquired as a result of obtaining this increased interest are presented in the following table.

	Acquisition of TelstraClear
	Half-year ended 31 December 2001 A$m
Consideration for acquisition	
Cash	40
Fair value of assets and liabilities acquired by major class	
Net overdraft held by TelstraClear on gaining control	(5)
Receivables	64
Inventories	18
Property, plant and equipment	794
Identifiable intangible assets	238
Other assets	6
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(97)
Finance lease liability	(6)
Other liabilities	(72)
Fair value of net assets on gaining control	112
Outside equity interest (41.57%)	(47)
Original 50% interest in fair value of net assets prior to obtaining increased shareholding	(56)
Net assets acquired	9
Goodwill on acquisition (b)	31
	40
Outflow of cash on acquisition	
Consideration for acquisition	(40)
Net overdraft held by TelstraClear on gaining control	(5)
	(45)

(a) Included in our repayment of borrowings in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited group.

Attachment 1 (continued)

Financing and investing activities that do not involve cash (continued)

(b) Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear was $80 million.

In the half-year ended 31 December 2000, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp Limited (Keycorp) for $426 million. As consideration for this sale, we were issued 38,700,000 shares which represented a 50.94% controlling interest in Keycorp. The amount of cash, other assets and liabilities we acquired as a result of obtaining this interest are presented in the following table:

	Acquisition of Keycorp
	Half-year ended 31 December 2000 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.06%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

There were no significant disposals of entities in the half-years ended 31 December 2001 or 31 December 2000.

Attachment 2

Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure was adjusted throughout the half-year ended 31 December 2001. We have restated our comparative information at balance date as if the new business segments existed in prior years.

- ***Telstra Retail's*** primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra Country Wide.
  This business unit:
  - manages our information, connection and payphone services as well as our directories business; and
  - sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks.
- ***Telstra CountryWide*** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily addressed as for customers in metropolitan areas.
- ***Telstra Mobile*** is responsible for:
  - our mobile and wireless networks and associated systems within Australia; and
  - all mobile retail sales and after sales support, customer service, product development and pricing.
- ***Telstra International*** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, Singapore, New Zealand, Japan and Sri Lanka; and
  - our North American and European retail operations.
- ***Infrastructure Services*** responsibilities include:
  - planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
  - customer service installation and repairs; and
  - competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
- ***Telstra Wholesale*** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- ***Corporate Centre*** is responsible for:
  - finance & administration, legal & regulatory, human resources, and corporate relations.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Attachment 2 (continued)

Segment information (continued)

The following tables detail the major segments, based on the reporting structure as at 31 December 2001.

Half-year ended 31 December 2001

Business Units	Telstra Retail	Telstra Mobile	Telstra International	Infrastructure Services	Telstra Wholesale	Other	Eliminations	Total of segments
	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	6,472	1,767	688	104	1,210	25	-	10,266
Other revenue from external customers (before interest)	124	5	18	18	4	110	-	279
Total revenue from external customers (before interest)	6,596	1,772	706	122	1,214	135	-	10,545
Less revenues from sale of investments and dividends	39	-	10	-	-	-	-	49
Add inter-segment revenue (a)	242	21	1	894	483	498	(2,139)	-
Segment revenue	6,799	1,793	697	1,016	1,697	633	(2,139)	10,496
Segment result	3,848	739	27	(691)	1,093	(1,488)	(21)	3,507
Less share of joint venture entities' net losses	23	-	66	-	-	-	-	89
Less share of associated entities' net losses	1	-	3	-	-	-	-	4
Less net book value of investments sold	11	-	9	-	-	-	-	20
Add revenues from sale of investments and dividends	39	-	10	-	-	-	-	49
Profit before interest and income tax expense	3,852	739	(41)	(691)	1,093	(1,488)	(21)	3,443

Half-year ended 31 December 2000

Business Units	Telstra Retail (i)	Telstra Mobile (ii)	Telstra International	Infrastructure Services	Telstra Wholesale	Other (iii)	Eliminations	Total of segments
	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	6,323	1,581	543	161	1,138	12	-	9,758
Other revenue from external customers (before interest)	428	8	90	17	10	962	-	1,515
Total revenue from external customers (before interest)	6,751	1,589	633	178	1,148	974	-	11,273
Less revenues from sale of investments and dividends	390	-	71	-	-	-	-	461
Add inter-segment revenue (a)	163	15	232	979	395	433	(2,217)	-
Segment revenue	6,524	1,604	794	1,157	1,543	1,407	(2,217)	10,812
Segment result	3,651	705	161	(674)	1,059	(600)	(10)	4,292
Less share of joint venture entities' net losses	22	-	93	-	-	-	-	115
Less share of associated entities' net losses	49	-	-	-	-	-	-	49
Less net book value of investments sold	195	-	39	-	-	-	-	234
Add revenues from sale of investments and dividends	390	-	71	-	-	-	-	461
Profit before interest and income tax expense	3,775	705	100	(674)	1,059	(600)	(10)	4,355

(a) Generally most internal charges between business segments are made on a direct cost recovery basis. All internal telecommunications usage is accounted for at market value. We account for all international transactions between Australian and non-Australian businessesat market value.

Attachment 2 (continued)

Segment information (continued)

(i) Unusual revenue of $386 million from the partial sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit before income tax expense by $187 million after including the impact of the related book value of our investment sold.

If SAB101 had been applied in the half-year ended 31 December 2000, Telstra Retail segment revenue would be adjusted to $6,625 million and profit would be adjusted to $3,873 million.

(ii) If SAB 101 had been applied in the half-year ended 31 December 2000, Telstra Mobile segment revenue would be adjusted to $1,592 million and profit would be adjusted to $696 million.

(iii) Unusual revenue of $725 million from the writeback of the Telstra Superannuation Scheme additional liability (refer note 3) is included in other segment revenue. This increased the other segment profit before income tax expense by $725 million.

	Half-year ended 31 December	
	2001	2000
Information about our products and services	**$m**	$m
Sales revenue from		
Basic access (a)	**1,343**	1,146
Local calls	**1,023**	1,113
National long distance calls	**1,295**	1,277
International telephone services	**216**	524
Mobile goods and services (a)	**1,753**	1,566
Data and internet services	**1,580**	1,645
Directory services (a)	**714**	622
Intercarrier services	**568**	499
Inbound calling products	**193**	229
Solutions management	**162**	146
Other sales and services	**1,419**	991
	10,266	9,758

(a) If SAB 101 had been applied in the half-year ended 31 December 2000, the following revenue categories would be adjusted:

	Half-year ended 31 December 2000 $m
Basic access	1,149
Mobile telecommunication services	1,554
Directory services	720

Attachment 3

	Half-year ended 31 December 2001 $m	2000 $m

Unusual items

The following items form part of the ordinary operations of our business but are considered unusual due to their nature and amount.

Profit before income tax expense has been calculated after crediting/(charging) unusual revenue and expense items from our ordinary activities as follows:

	2001 $m	2000 $m
Unusual items included in other revenue:		
- partial sale of our investment in Computershare Limited (i)	-	386
- writeback of Telstra Superannuation Scheme additional contribution liability (ii)	-	725
	-	1,111
Unusual items included in other expenses:		
- book value of partial sale of our investment in Computershare Limited (i)	-	(199)
Net unusual items	-	912
Income tax expense	-	(311)
Net unusual items after income tax expense	-	601

There are no transactions considered unusual for the half-year ending 31 December 2001. In the half-year ended 31 December 2000, we recorded the following unusual revenue and expense items:

(i) On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold approximately 53.3 million ordinary shares in Computershare Limited (Computershare) at $7.25 per share for $386 million.

As a result of this transaction, our voting interest in Computershare was reduced on 18 July 2000 to 26,636,460 ordinary shares (5.2% of the issued capital).

On 26 June 2001, we sold our remaining shareholding in this investment.

	Half-year ended 31 December 2000 $m
Revenue from partial sale of Computershare	386
Book value of investment in Computershare sold	(199)
	187
Tax effect at 34%	(64)
	123

Attachment 3 (continued)

Unusual items (continued)

(ii) On 29 August 2000, the trustee of the Telstra Superannuation Scheme (TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to the TSS until 30 June 2011. As part of the terms of the release, we have agreed to provide such future employer contributions to the TSS as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of the TSS and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 148% as at 31 December 2000.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of the TSS at a satisfactory level.

We anticipate that the surplus in the TSS will continue and no employer contributions will be required in the current fiscal year or fiscal 2003 assuming the continued sound performance of the TSS.

The net present value of our commitment to the TSS was shown as a liability on our statement of financial position as at 30 June 2000. This liability has been written back to the statement of financial performance in the half-year ended 31 December 2000 and has increased our result as follows:

	Half-year ended 31 December 2000 $m
Writeback of TSS additional contribution liability.	725
Tax effect at 34%.	(247)
	478

Attachment 4

Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 31 December 2001 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of affairs;

other than:

FOXTEL

- Since 31 December 2001 our 50% owned partnership FOXTEL has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Foxsports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately $46 million per annum. The guaranteed minimum number of subscribers under this new agreement has already been exceeded.

- Subject to certain conditions being met, FOXTEL has granted a non-exclusive licence to Optus Vision Pty Limited (Optus) to distribute FOXTEL subscription television channels on the Optus Television cable pay TV service, for the period 1 November 2002 to 31 December 2010. Subject to the consent of content providers, FOXTEL will supply some Optus channels over the FOXTEL platforms. FOXTEL will assume certain minimum subscriber obligations of Optus under its movie and other content arrangements. Our share of these obligations is up to a maximum of approximately $275 million. Optus will pay fees to FOXTEL for a guaranteed minimum number of subscribers, which decreases FOXTEL's commitments; and

- FOXTEL has entered into a 15 year agreement to acquire capacity on the Optus C1 satellite. Our share of this commitment is $25 million per annum, increasing to $30 million per annum over the term.

Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners' share of these commitments, should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

Telstra Corporation Limited
Half Year results and operations review
Half Year ended 31 December 2001

Strong free cash flow and capital management in a weaker market with modest underlying earnings growth

Financial highlights

- **Underlying[1] earnings before interest and tax** increased by 2.0% to A$3.6 billion, with strong cost focus in an environment of modest underlying revenue growth.
- **Underlying[1] sales revenue** increased by 2.0% to A$9.6 billion, with strong growth in mobiles services, fixed to mobile and intercarrier revenues. **Total underlying[1] revenue** (excluding interest) increased by 2.1%.
- **Underlying[1] operating expenses** (before depreciation, amortisation & interest) growth was 1.2%, increasing to A$4.8 billion, driven by continuing results of the company's cost reduction programs. **Total underlying[1] expenses** (including depreciation and amortisation but before interest) increased by 2.2% to A$6.2 billion.
- **Operating capital expenditure** declined 16.0% to A$1.7 billion following tight control of the capital expenditure program.
- **Free cash flow[3]** increased by 15.9% to A$1.4 billion.
- **Underlying[1] profit after tax and minorities** has grown 6.0% to A$2.2 billion.
- **Interim dividend** declared of A$1.4 billion, representing 11 cents per share, fully franked at a 30% tax rate.

---

1 Underlying results are produced to allow like for like comparison by removing those items which are either
i) not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations;
ii) material and non recurring; or
iii) not part of the core operations of the business.

Underlying results EXCLUDE:
(a) proceeds from asset/investment sales and book value of asset/investment sales from current & prior year revenue and expense and diminution in value of investments from current & prior year expenses;
(b) Superannuation contribution write-back from prior year revenue;
(c) New business venture[2] results from current year revenue and expenses;
(d) Global Wholesale business results from the comparable months in the prior year (1 July 2000 - 31 December 2000);
(e) TelstraSaturn equity loss from the comparable period in the prior year (December 2000);
(f) Costs associated with restructuring of the business; and
(g) The impact of movements in tax provisions resultant from the change in company income tax rates.

Underlying results INCLUDE:
an adjustment to the prior year to reflect the impact of the accounting policy change from the implementation of SAB101.

2 New business ventures are the Reach Ltd joint venture (Reach), Regional Wireless Company (RWC), Keycorp Ltd and TelstraClear.

3 Free cash flow = operating cash flow less cash used in Investing activities.

Statement of financial performance

for the half year ended 31 December 2001

	Half Year ended 31 December					
	2001		2000			
	Reported	Underlying	Reported	Underlying	Reported Change	Underlying Change
	(in A$ millions)				%	%
Basic access	**1,343**	**1,343**	1,146	1,149	17.2	16.9
Local calls	**1,023**	**1,023**	1,113	1,113	(8.1)	(8.1)
Fixed-to-fixed	**588**	**588**	646	646	(9.0)	(9.0)
Fixed-to-mobile	**707**	**707**	631	631	12.0	12.0
International telephone services	**216**	**216**	524	224	(58.8)	(3.6)
Mobile services	**1,631**	**1,631**	1,453	1,441	12.3	13.2
Mobile handsets	**122**	**122**	113	113	8.0	8.0
Data and internet services	**1,580**	**1,580**	1,645	1,636	(4.0)	(3.4)
Directory services	**714**	**714**	622	720	14.8	(0.8)
Customer premise equipment	**125**	**125**	147	147	(15.0)	(15.0)
Intercarrier services	**568**	**568**	499	524	13.8	8.4
Inbound calling products	**193**	**193**	229	229	(15.7)	(15.7)
Solutions management	**162**	**162**	146	146	11.0	11.0
Other sales and services	**1,294**	**653**	844	721	53.3	(9.4)
Sales revenue	**10,266**	**9,625**	9,758	9,440	5.2	2.0
Other revenue	**346**	**221**	1,553	176	(77.7)	25.6
Total revenue	**10,612**	**9,846**	11,311	9,616	(6.2)	2.4
Less interest revenue	**67**	**67**	38	38	76.3	76.3
Total revenue (excluding interest)	**10,545**	**9,779**	11,273	9,578	(6.5)	2.1
Expenses:						
Labour	**1,459**	**1,390**	1,568	1,550	(7.0)	(10.3)
Restructuring costs	**93**	**-**	3	-	N/M	N/M
Direct cost of sales	**1,962**	**1,685**	1,809	1,612	8.5	4.5
Other	**1,921**	**1,639**	1,997	1,506	(3.8)	8.8
Expenses before equity acc/depn/amort/interest	**5,435**	**4,714**	5,377	4,668	1.1	1.0
Share of net equity accounted losses	**93**	**65**	164	55	(43.3)	18.2
Total expenses before depn/amort/interest	**5,528**	**4,779**	5,541	4,723	(0.2)	1.2
EBITDA	**5,017**	**5,000**	5,732	4,855	(12.5)	3.0
EBITDA excl associates /joint ventures	**5,110**	**5,065**	5,896	4,910	(13.3)	3.2
Depreciation	**1,259**	**1,202**	1,180	1,147	6.7	4.8
Amortisation (excl. goodwill)	**273**	**211**	184	181	48.4	16.6
Goodwill amortisation	**42**	**4**	13	13	223.1	(69.2)
Total depn/amort	**1,574**	**1,417**	1,377	1,341	14.3	5.7
Total expenses	**7,102**	**6,196**	6,918	6,064	2.7	2.2
EBIT	**3,443**	**3,583**	4,355	3,514	(20.9)	2.0
EBIT excl. associates/joint ventures	**3,536**	**3,648**	4,519	3,569	(21.8)	2.2
Net interest	**350**	**348**	313	313	11.8	11.2
PBT	**3,093**	**3,235**	4,042	3,201	(23.5)	1.1
Tax (excl. unusual effect)(1)	**992**	**1,001**	1,420	1,095	(30.1)	(8.6)
PAT (before min. in)	**2,101**	**2,234**	2,622	2,106	(19.9)	6.1
Minority interest	**3**	**-**	(1)	(1)	N/M	N/M
PAT	**2,098**	**2,234**	2,623	2,107	(20.0)	6.0
Effective tax rate	**32.1%**	**30.9%**	35.1%	34.2%	(3.0)	(3.3)
EBITDA margin on sales revenue	**48.9%**	**51.9%**	58.7%	51.4%	(9.8)	0.5
EBIT margin on sales revenue	**33.5%**	**37.2%**	44.6%	37.2%	(11.1)	0.0
EPS	**16.3**	**17.4**	20.4	16.4	(20.0)	6.0

(1) Underlying tax calculations represent management's best estimates

Cash flow summary

for the half year ended 31 December 2001

	Half Year ended 31 December	
	2001	2000
	(in A$ millions)	
Receipts from customers	11,003	10,130
Payments to suppliers/employees	(6,356)	(5,867)
Net interest and finance charges	(439)	(357)
Income tax paid	(893)	(764)
Dividends received	4	10
GST remitted to the ATO	(463)	(487)
Operating cash flow	2,856	2,665
Operational capital expenditure – excluding patents, trademarks and licences (including 3G spectrum)	(1,662)	(1,979)
Investment expenditure	(100)	(100)
Capital expenditure - excluding capitalised interest	(1,762)	(2,079)
Receipts from asset sales/other proceeds	279	599
Cash flow used in investing activities	(1,483)	(1,480)
Free cash flow (operating cash flow less cash flow used in investing activities)	1,373	1,185
Free cash flow excluding expenditure on investments	1,473	1,285
Movements in borrowings/finance leases	(434)	306
Employee share loans (net)	20	(18)
Dividends paid	(1,415)	(1,287)
Net financing activities	(1,829)	(999)
Net cash flow	(456)	186
Capital expenditure		
Operational capital expenditure	1,662	1,979
Capitalised interest	54	60
Operational capital expenditure including capital interest	1,716	2,039
Investments	100	100
Capital expenditure including capitalised interest	1,816	2,139

Statement of financial position

for the half year ended 31 December 2001

	Half Year ended 31 December	
	2001	2000
	(in A$ millions)	
Current assets	5,534	5,610
Intangibles	3,063	509
Property, plant and equipment	23,699	22,537
Total non-current assets	32,111	25,651
Net debt	11,428	8,807
Total liabilities	23,118	18,027
Gross debt	14,004	10,212
Net assets/shareholders' equity	14,527	13,234

Statistical data summary

for the half year ended 31 December 2001

	Half Year ended 31 December		
	2001	2000	Growth %
Billable traffic data (in millions)			
Local calls (number of calls)	**5,511**	5,675	(2.9)
National long distance minute			
Fixed-to-fixed minutes	**4,466**	4,464	0.0
Fixed-to-mobile minutes	**1,833**	1,601	14.5
Total national long distance minutes	**6,299**	6,065	3.9
International outgoing minutes	**419**	374	12.0
Mobile telephone minutes	**2,911**	2,712	7.3
Network and operations data (at year end)			
Basic access lines in service (in millions)			
Residential	**6.28**	6.20	1.3
Business	**2.40**	2.40	0.0
Total retail customers	**8.68**	8.60	1.9
Domestic wholesale	**1.32**	1.47	(10.2)
Total basic access lines in services	**10.00**	10.07	(0.7)
FaxStream® services access lines (in thousands)	**404.7**	425.0	(4.8)
ISDN access lines (basic access line equivalents) (in thousands)	**1,320.4**	1,175.2	12.4
Mobile telephone services (in thousands)(1)			
GSM	**5,113**	4,333	18.0
CDMA	**523**	395	32.4
Total mobile customers	**5,636**	4,728	19.2
Narrowband subscribers	**1,280**	796	60.8
Broadband subscribers	**122**	67	82.1
BigPond™ subscribers (thousands)	**1,402**	863	62.5
FOXTEL cable subscribers	**484**	465	4.1
FOXTEL direct to home satellite subscribers	**290**	235	23.4
Total FOXTEL customers (thousands)	**774**	700	10.6
Value-added services (thousands)			
Easycall® call waiting customers	**5,604**	5,610	(0.1)
Fixed line MessageBank® customers	**1,440**	1,334	7.9
Calling number display customers	**855**	676	26.5
Employee data			
Domestic full-time staff	**42,435**	47,075	(9.9)
Full-time staff and equivalents(2)	**47,740**	49,603	(3.8)

(1) *Excludes RWC.*

(2) *Includes all domestic and offshore employees, including controlled entities.*

Summary of operating results

for the half year ended 31 December 2001

Telstra Corporation Limited reported a profit after tax and minorities of A$2,098 million for the half year ended 31 December 2001, representing a decrease of 20.0% over the previous corresponding period. The prior period net profit after tax and minorities included the effect of a number of one-off items, particularly, the sale of our partial interest in Computershare (A$123 million after tax) and the superannuation contribution writeback (A$478 million after tax).

After normalising to allow like for like comparisons with the prior corresponding period, our underlying[1] business grew modestly with EBIT of A$3,583 million, an increase of 2.0% over the previous period with underlying[(1)] EBITDA growing by 3.0%.

Revenue

Underlying[(1)] sales revenue for the period grew by 2.0% to A$9.6 billion, with continued strong growth in mobile services, intercarrier and fixed to mobile. The continuing impact of rebalancing initiatives which seeks to match the pricing of services with the cost structure of the underlying[1] business has resulted in an increase in basic access revenue with decreases in local call and national long distance revenues. Data and internet services revenue declined from a softer overall market combined with price reductions driven by a market wide increase in available capacity.

Underlying[(1)] total revenue grew by 2.1% to A$9.8 billion.

Expenses

Underlying[(1)] operating expenses *(before depreciation, amortisation and interest) grew by* 1.2% to A$4.8 billion largely due to higher network payments. Underlying[1] labour expenses declined by 10.3% due to reduced staff numbers, partly offset by labour substitution costs resulting from outsourcing arrangements. Underlying[1] direct cost of sales increased by 4.5%, driven by increased volumes of interconnect and international minutes, and mobile handset sales. Underlying[1] discretionary spending declined 16% due to strong cost management.

Total underlying[(1)] expenses (including depreciation and amortisation but before interest) increased by 2.2% to A$6.2 billion.

Interest

Net interest expense was A$350 million for the period, an increase of 11.8%. The increase was due to a higher level of average net debt of A$2.6 billion following Telstra's investment in the Asian Ventures.

Cash flow

Free cash flow[(3)] increased by 15.9% to A$1.4 billion. Operating cash flow grew 7.2% to A$2.9 billion. Investing cash flow was held flat at A$1.5 billion. Capital expenditure declined A$317 million (15.2%) while proceeds from asset and investment sales declined A$320 million owing to larger receipts in the prior year from both the partial sale of Computershare and IT equipment sale and leaseback.

Treasury operations
Telstra's financial position remains very strong. During the period S&P upgraded their credit rating. Fitch, S&P and Moody's now rate Telstra at AA-, AA- and Aa3 respectively, with all maintaining a stable outlook. Telstra's credit quality ranks amongst the highest in the world in the telecommunications sector.

Dividends
A fully franked (at a 30% tax rate) interim dividend of 11 cents per share was declared, amounting to A$1,415 million.

For enquiries on these results contact:

David Moffatt
Chief Financial Officer
Telstra Corporation Limited

Wayne Treeby
General Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

Operating and Financial Review and Prospects

Results of operations

The following table illustrates our reported and underlying results for the 2002 and fiscal 2001 half years.

Table 1 - Results of operations

	Half Year ended 31 December					
	2001		2000			
	Reported	Underlying	Reported	Underlying	Reported Change	Underlying Change
	(in A$ million)				%	%
Sales revenue	**10,266**	**9,625**	9,758	9,440	5.2	2.0
Other revenue	**346**	**221**	1,553	176	(77.7)	25.6
Total revenue	**10,612**	**9,846**	11,311	9,616	(6.2)	2.4
Less: interest income	**67**	**67**	38	38	76.3	76.3
Total revenue (ex interest income)	**10,545**	**9,779**	11,273	9,578	(6.5)	2.1
Operating expenses (ex interest exp)	**5,435**	**4,714**	5,377	4,668	1.1	1.0
Share of equity accounted losses	**93**	**65**	164	55	(43.3)	18.2
Depreciation & amortisation	**1,574**	**1,417**	1,377	1,341	14.3	5.7
Earnings before interest & tax (EBIT)	**3,443**	**3,583**	4,355	3,514	(20.9)	2.0

Our reported earnings before interest and tax or "EBIT" for the fiscal 2002 half year was A$3,443 million compared with A$4,355 million for the fiscal 2001 half year. However there was a number of items that occurred during these periods that make like-for-like comparisons difficult. After adjusting for these items, our underlying EBIT for the fiscal 2002 half year was A$3,583 million representing a 2.0% increase over our underlying EBIT for the fiscal 2001 half year of A$3,514 million. The items requiring adjustment for this comparison consist of:

- the one-time benefit of A$725 million in the fiscal 2001 half year from the release from our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Fund;
- the sale of our global wholesale business in February 2001 into our joint venture, Reach Ltd. We equity account for our 50% interest in Reach and recognised A$20 million of equity accounted earnings for the fiscal 2002 half year. In addition, our global wholesale business contributed A$130 million of EBIT for the fiscal 2001 half year which did not recur in the 2002 year;
- in February 2001, we acquired a 60% controlling interest in Regional Wireless Company (RWC), which owns 100% of Hong Kong CSL Limited, which contributed A$30 million to our fiscal 2002 half year EBIT;
- we incurred restructuring costs for employee redundancies of A$93 million in the fiscal 2002 half year with A$3 million charged directly against profits in the fiscal 2001 half year;
- we acquired a controlling interest in Keycorp Limited in December 2000, which has been consolidated since 1 January 2001. Keycorp generated a loss before interest and tax of A$21 million for the fiscal 2002 half year;
- in December 2001, we increased our ownership interest in TelstraSaturn Limited and began consolidating its results. At the same time, TelstraSaturn acquired Clear Communications Limited and its name was changed to TelstraClear Limited. The consolidated results of TelstraClear for the month of December 2001 and our equity accounted share of TelstraSaturn's pre-acquisition costs generated a loss before interest and tax of A$62 million and TelstraSaturn's equity accounted loss for the month of December 2000 was A$10 million;

- our asset and investment sales and impairment of investments generated a loss before interest and tax of A$14 million in the fiscal 2002 half year and earnings before interest and tax of A$87 million in the fiscal 2001 half year;
- we began applying Staff Accounting Bulletin 101 (SAB101) revenue recognition rules in the second half of the 2001 fiscal year. Had SAB101 been in force during the fiscal 2001 half year, sales revenue and EBIT would have been A$89 million higher.

Operating revenues

The following table includes our reported operating revenues, and in order to allow like for like comparisons, our underlying operating revenues, for the 2002 and fiscal 2001 half years.

Table 2 – Operating revenue by major product and service category

	Half Year ended 31 December					
	2001		2000			
	Reported	Underlying	Reported	Underlying	Reported Change	Underlying Change
	(in A$ million)				%	%
Basic access	**1,343**	**1,343**	1,146	1,149	17.2	16.9
Local calls	**1,023**	**1,023**	1,113	1,113	(8.1)	(8.1)
National long distance	**1,295**	**1,295**	1,277	1,277	1.4	1.4
International telephone services	**216**	**216**	524	224	(58.8)	(3.6)
Mobile goods and services	**1,753**	**1,753**	1,566	1,554	11.9	12.8
Data and internet services	**1,580**	**1,580**	1,645	1,636	(4.0)	(3.4)
Directory services	**714**	**714**	622	720	14.8	(0.8)
Intercarrier services	**568**	**568**	499	524	13.8	8.4
Inbound calling products	**193**	**193**	229	229	(15.7)	(15.7)
Solutions management	**162**	**162**	146	146	11.0	11.0
Other sales and services	**1,419**	**778**	991	868	43.2	(10.4)
Sales revenue	**10,266**	**9,625**	9,758	9,440	5.2	2.0
Other revenue (ex interest income)	**279**	**154**	1,515	138	(81.6)	11.6
Total revenue excluding interest	**10,545**	**9,779**	11,273	9,578	(6.5)	2.1
Interest income	**67**	**67**	38	38	76.3	76.3
Total revenue	**10,612**	**9,846**	11,311	9,616	(6.2)	2.4

Our reported operating revenue was A$10,612 million for the fiscal 2002 half year, a decrease of 6.2% compared with our reported operating revenue of A$11,311 million for the fiscal 2001 half year. The principal reason for this decrease was the inclusion in the fiscal 2001 half year of:

- A$725 million of other revenue relating to the one-time benefit of the release of our obligations under the Telstra additional contributions agreement to the Telstra *Superannuation Scheme;*
- A$407 million of revenue from our global wholesale business, which was sold to Reach in February 2001; and
- A$652 million of other revenue relating to asset and investment sales.

The effect of these fiscal 2001 half year revenue items were partly offset by the inclusion in the fiscal 2002 half year of:

- A$641 million of sales revenue from RWC, Keycorp and TelstraClear, which were not reflected in the fiscal 2001 half year revenues; and
- A$125 million of other revenue relating to asset and investment sales.

Adjusting the fiscal 2001 half year and fiscal 2002 half year revenues for these items, as well as the effect that the application of SAB101 would have had on the fiscal 2001 half year revenues had it been adopted at that time, underlying fiscal 2002 half year total revenue would have been A$9,846 million, an increase of A$230 million or 2.4% compared with A$9,616 million underlying total revenue for the fiscal 2001 half year, primarily reflecting continued growth of our mobile services, intercarrier and fixed to mobile business.

The continuing impact of rebalancing initiatives which seeks to match the pricing of services with the cost structure of the underlying[1] business has resulted in an increase in basic access revenue with decreases in local call and national long distance revenues. Data and internet services revenue declined from a softer overall market combined with price reductions driven by a market wide increase in available capacity.

Basic Access

The following table shows information about our basic access service.

Table 3 - Basic access

	Half Year ended 31 December			
	2001	2000	Change	Change
		(in millions)		%
Basic access revenue - underlying:				
Retail	**1,174**	1,010	164	16.2
Domestic wholesale	**169**	139	30	21.6
Domestic access revenue - underlying	**1,343**	1,149	194	16.9
Adjustments	**-**	(3)	3	
Basic access revenue - reported	**A$1,343**	A$1,146	A$197	17.2
Basic access lines in service (at year end)(1)				
Residential	**6.28**	6.20	0.08	1.3
Business	**2.40**	2.40	0.00	0.0
Sub-total	**8.68**	8.60	0.08	0.9
Domestic wholesale	**1.32**	1.47	(0.15)	(10.2)
Total access lines in services	**10.00**	10.07	(0.07)	(0.7)

Note: statistical data represents management's best estimates

(1) *Excludes basic access lines for our internal use*

Our operating revenue from basic access services increased in both retail and domestic wholesale in the fiscal 2002 half year primarily as a result of the continuation of access price rebalancing introduced in March 2000. The increases in our basic access fees have generally been offset by lower local call charges and some capped long distance charges. As part of our rebalancing initiatives, we have been introducing new basic access packages which have had a positive effect on our basic access revenue growth, despite an overall decrease in basic access lines in service. Some of these pricing initiatives include:

- introduction of Telstra HomeLine™ Options in February 2001;
- introduction of Telstra BusinessLine™ packaging in June 2001; and
- increases in Telstra HomeLine™ access prices and new Telstra BusinessLine™ customer access prices from September 2001.

Growth in basic access lines has been affected by competition. While there has been a continuation of the underlying shift from retail to wholesale access lines resulting from increased competition, we acquired a significant number of retail customers in June 2001 following the collapse of one of our competitors, One.Tel. This development also resulted in a reduction in our domestic wholesale line numbers in the fiscal 2002 half year.

Under SAB101, we now defer the revenue associated with new connections and in-place services over the average life per customer for access to our network, which is five years. We adopted SAB101 during the second half of the 2001 fiscal year. Had SAB101 applied to our fiscal 2001 half year, our basic access revenues would have been A$3 million higher.

Local Calls

The following table shows information on our local call business.

Table 4 - Local calls

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in millions)			%
Local call revenue:				
Retail	**796**	869	(73)	(8.4)
Domestic wholesale	**143**	162	(19)	(11.7)
Sub-total	**939**	1,031	(92)	(8.9)
Value added services				
Retail	**72**	70	2	2.9
Domestic wholesale	**12**	12	0	0.0
Sub-total	**84**	82	2	2.4
Total local call revenue	**A$1,023**	A$1,113	A$(90)	(8.1)
Local calls	**5,511**	5,675	(164)	(2.9)

Note: statistical data represents management's best estimates

Local call prices decreased by an average of 5% in the fiscal 2002 half year compared with the fiscal 2001 half year reflecting the rebalancing of access and call product prices. In addition we are offering our customers a number of pricing packages that have the effect of lowering local call prices. For example our HomeLine™ Plus package, allows customers to choose lower call price options that carry higher access charges. The number of HomeLine™ Plus customers have increased 47% to approximately 2.5 million in the fiscal 2002 half year compared with the fiscal 2001 half year.

Our revenue from billable value added services such as calling number display and call return grew slightly by 2.4%.

Generally, call volumes fell in the fiscal 2002 half year due to the lower number of services in operation and lower calls per service. Customer migration to other products such as ISDN, mobile and fixed-to-mobile also contributed to the reduced revenue.

National long distance calls

The following table shows information about our national long distance calls.

Table 5 - National long distance calls

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in millions)			%
Fixed-to-fixed revenue:				
Retail	**584**	638	(54)	(8.5)
Domestic wholesale	**4**	8	(4)	(50.0)
Total fixed-to-fixed revenue	**588**	646	(58)	(9.0)
Fixed-to-mobile revenue				
Retail	**697**	618	79	12.8
Domestic wholesale	**10**	13	(3)	(23.1)
Total fixed-to-mobile revenue	**707**	631	76	12.0
Total national long distance revenue	**A$1,295**	A$1,277	A$18	1.4
Fixed-to-fixed minutes	**4,466**	4,464	2	0.0
Fixed-to-mobile minutes	**1,833**	1,601	232	14.5
Total national long distance minutes	**6,299**	6,065	234	3.9

Note: statistical data represents management's best estimates

Fixed-to-fixed

Our fixed-to-fixed national long distance calls service has continued to face strong competition. Revenue from fixed-to-fixed services fell during the fiscal 2002 half year compared with the fiscal 2001 half year despite minutes of use being relatively flat. We maintained volumes by introducing offerings such as "1 cent Saturdays" from August to November 2001 and increasing take up of packages with capped price calls. This positive impact on volumes has been offset by a reduction in the effective price paid by customers. The prices on some capped calls were also reduced in the six months to December 2001. With the continued strong growth of mobiles in the Australian market, our fixed-to-fixed revenues have also been impacted by customer migration to mobile and fixed-to-mobile services.

Fixed-to-mobile

Our fixed-to-mobile revenue has continued the recent trends of strong growth due largely to the increased number of mobile services in the Australian market. There has been continued competitive pressure on per minute prices for our fixed-to-mobile product, although this has been mostly offset by an increase in the connection charges particularly for our HomeLine™ and BusinessLine™ customers.

International telephone services

The following table shows information about our international telephones services.

Table 6 - International telephone services

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in millions)			%
Outbound	**165**	166	(1)	(0.6)
International assisted/other	**51**	58	(7)	(12.1)
International services revenue - underlying	**216**	224	(8)	(3.6)
Adjustments (Global Wholesale)		300	(300)	
International telephone services revenue - reported	**A$216**	A$524	A$(308)	(58.8)
International outgoing minutes[(1)]	**419**	374	45	12.0

Note: statistical data represents management's best estimates

(1) *International outgoing minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.*

Our reported operating revenue for international telephone services for the fiscal 2001 half year included A$300 million of revenue from our Global wholesale business, which we sold to Reach in February 2001. Excluding this revenue from our fiscal 2001 half year, our revenue from outgoing calls declined slightly despite minutes of use increasing by 12.0% reflecting the continuation of strong competition in this market. Our 0018 Free ½ hour option from April 2001 and 10 minute capped calls from September 2001, as well as the acquisition of approximately 189,000 customers following the collapse of one of our competitors, One.Tel in June 2001, helped to increase volumes and our market share in the fiscal 2002 half year. However, these improvements were offset by lower effective prices paid by our customers.

Our revenues from international assisted and other calls decreased in the fiscal 2002 half year principally due to falling telecard volumes.

Mobile goods and services

The following table shows information about our mobile goods and services.

Table 7 – Mobiles goods and services

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ million except customers in thousands)			%
Access fees and call charges	**1,390**	1,293	97	7.5
International roaming	**70**	58	12	20.7
Mobile MessageBank®	**64**	43	21	48.8
Mobile data	**107**	47	60	127.7
Mobile services revenue	**1,631**	1,441	190	13.2
Mobile handset sales	**122**	113	9	8.0
Mobile goods and services revenue[1] - underlying	**1,753**	1,554	199	12.8
Adjustments (SAB101)		12	(12)	
Mobile goods and services revenue[1] - reported	**1,753**	1,566	187	11.9
GSM mobile customers	**5,113**	4,333	780	18.0
CDMA mobile customers	**523**	395	128	32.4
Total mobile customers	**5,636**	4,728	908	19.2
Mobile telephone minutes[2]	**2,911**	2,712	199	7.3
	(A$ service in operation)			
Average revenue per user per month[3]	**50.09**	54.25	(4.16)	(7.7)
Average prepaid revenue per user per month	**10.67**	13.28	(2.61)	(19.7)
Average post paid revenue per user per month	**63.54**	62.53	1.01	1.6

Note: statistical data represents management's best estimates

(1) *Excludes revenue from call termination charge, including calls from our fixed network which we categorise as national long distance; and analogue and CDMA services to Cable & Wireless Optus, Hutchison and Primus, and RWC revenues which are reported in "Other sales and services"..*

(2) *Outbound minutes based on calling party pays billing*

(3) *Average revenue per user based on mobile services revenue.*

Mobile services revenue growth in the fiscal 2002 half year was mainly due to the strong growth in the number of mobile customers and minutes of use. This growth has been somewhat offset by the higher percentage of new customers connecting to prepaid services. Generally prepaid customers have lower usage patterns than postpaid customers. At 31 December 2001, prepaid users comprised approximately 27% of total users, up from 19% at 31 December 2000.

Our revenue growth was also boosted by the continued positive trend in value added services such as:

- International Roaming;
- Mobile MessageBank®; and
- Mobile data, such as our short message service which had a penetration rate of 35.9% of our mobile customer base at 31 December 2001, compared with 26.1% at 31 December 2000.

Handset revenue increased modestly in the fiscal 2002 half year compared with the fiscal 2001 half year as our announced pending reduction in handset subsidies stimulated purchase activity.

CDMA services now comprise approximately 9% of our mobile services and continue to grow strongly following completion of our CDMA network roll out in October 2000.

Average revenue per user fell on the prior period reflecting a higher component of prepaid users within the base. Despite ongoing pricing pressures, average revenue per user per postpaid

connection increased by 1.6% in the fiscal 2002 half year compared with the fiscal 2001 half year reflecting increased penetration of our mobile data services.

Mobile number portability has had minimal impact on services in operation in the short period since it has been in place.

Under SAB101, we now recognise revenue on some services, such as upfront connection fees and some prepaid services over the average customer life rather than at the point of sale. Had SAB101 applied to our fiscal 2001 half year, our mobile goods and services revenue would have been A$12 million lower in that period.

Data and internet services

The following table shows information about our data and internet services.

Table 8 - Data and internet services

	Half Year ended 31 December			
	2001	2000	Change	Change %
	(in A$ million except access lines and subscriber numbers in thousands)			
Data and internet services revenue – underlying:				
Retail – underlying	**1,316**	1,389	(73)	(5.3)
Domestic wholesale	**264**	247	17	6.9
Total data and internet service revenue(1) – underlying	**1,580**	1,636	(56)	(3.4)
Adjustments		9	(9)	
Total data and internet service revenue(1) – reported	**1,580**	1,645	(65)	(4.0)
Consisting of:				
Integrated services (including ISDN)	**613**	650	(37)	(5.7)
Data lines	**177**	172	5	2.9
Leased lines	**113**	126	(13)	(10.3)
International leased	**64**	122	(58)	(47.5)
Packet switching	**216**	237	(21)	(8.9)
FaxStream®	**147**	153	(6)	(3.9)
Internet and ISP	**250**	176	74	42.0
Total data and internet services revenue – underlying	**1,580**	1,636	(56)	(3.4)
Adjustments		9	(9)	
Total data and internet services revenue – reported	**1,580**	1,645	(65)	(4.0)
ISDN access lines (basic access line equivalents)	**1,320.4**	1,175.2	145.2	12.4
FaxStream® services access lines	**404.7**	425.0	(20.3)	(4.8)

Note: statistical data represents management's best estimates

(1) Excludes calling charges associated with internal access

Underlying[1] data and internet revenue declined modestly by 3.4% in the fiscal 2002 half year compared with the fiscal 2001 half year. Despite steady growth in physical volumes for newer products, data and internet revenue has not been growing at the same rate as in prior periods due to intense competitive pressure.

Internet revenues increased by 42% in the fiscal 2002 half year compared with the fiscal 2001 half year driven by a 62.5% increase in the number of our BigPond™ subscribers, including broadband subscribers..

International leased lines revenue has fallen as multiple participants and excess capacity in the market are driving prices down. The general slowdown in international leased line demand, coupled with the events of September 11, impacted international leased line revenues during the fiscal 2002 half year.

ISDN revenues declined in the fiscal 2002 half year due to the impact of rebalancing access prices and call product prices and a reduction in effective prices. While ISDN access revenues increased by 3%, voice and data revenues have declined 9% and 13% respectively.

The fall in packet switching revenue principally reflected the transfer of Transend and Argent product revenue amounting to approximately A$28 million to Keycorp which is now included in other sales and service revenues.

Data and internet services revenue in the fiscal 2001 half year included A$9 million of revenue attributable to our global wholesale business which was sold to Reach in February 2001.

Directory services

The following table shows information about our directories services revenues.

Table 9 - Directory services

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Directory services revenue - underlying	**714**	720	(6)	(0.8)
Adjustments (SAB101)		(98)	98	
Directory services revenue - reported	**714**	622	92	14.8

Our directory services revenue increased in the fiscal 2002 half year compared with the fiscal 2001 half year after reflecting the impact of the application of SAB101 in the fiscal 2002 half year. Under SAB101, we now recognise all revenue when the Yellow Pages® directory is published, instead of 40% at the point of sale and 60% when the directory is published. Had SAB101 been adopted for the fiscal 2001 half year, our directory services revenue would have been A$98 million higher.

Comparing this underlying revenue to revenue from directory services in the fiscal 2002 half year, directory services revenue would have declined marginally reflecting the general market downturn in advertising revenues across all media over the last 12 months. Modest revenue growth in White Pages™ revenue and strong growth in online services revenue off a low base was more than offset by a marginal decline in Yellow Pages® revenue.

Intercarrier services

The following table shows revenues from our intercarrier services.

Table 10 - Intercarrier services

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Intercarrier services revenue - underlying	**568**	524	44	8.4
Adjustments (Global Wholesale)		(25)	25	
Intercarrier services revenue - reported	**568**	499	69	13.8

Our reported revenue from intercarrier services in the fiscal 2002 half year included revenue from international inbound call terminating services that we now charge Reach following the sale of our global wholesale business to Reach in February 2001. Had revenues from these international inbound call terminating services been applied to intercarrier services revenue in the fiscal 2001 half year, it would have been A$25 million higher.

Taking account of this revenue in comparing the revenue from the fiscal 2002 half year with our fiscal 2001 half year our operating revenue from intercarrier services would have increased modestly. The higher revenue reflected increased originating traffic on our network by customers of other carriers, and increased terminating calls by other carriers on both our mobile and fixed networks. However this was offset by continued price pressure resulting from increased competition.

During the fiscal 2002 half year, growth in the overall mobile telecommunications market of 17.8% has supported growth in intercarrier services revenue.

The continued growth in underlying intercarrier services revenue has also been favourably impacted by:

- the replacement of lost retail market share in the provision of basic access, local calls, fixed-to-fixed and mobile services due to competition with the provision of intercarrier services to our competitors;
- the growth of SMS interconnection revenue;
- provision of our CDMA network to wholesale customers; and
- provision of wholesale transmission capacity to our competitors.

Inbound calling products

The following table shows revenues from our inbound calling products.

Table 11 -Inbound calling products

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Inbound calling products revenue	**193**	229	(36)	(15.7)

Revenue for inbound calling products is mainly derived from our Freecall™ 1800 product and the B party (called party) revenue of our Priority® One3 and Priority® 1300 products. These have declined as a result of the introduction of inbound number portability in November 2000 creating a more competitive environment, which negatively affected prices and volumes.

Solutions management

The following table shows revenues from solutions management products.

Table 12 -Solutions management

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Solutions management revenue	**162**	146	16	11.0

Our revenue from solution management is derived from managing all or part of a customer's IT or telecommunications services.

Our revenue from solutions management increased in the fiscal 2002 half year compared with the fiscal 2001 half year largely due to continued strong growth in our Telstra Managed Services business. While there has been a general softening in the market, we have secured a number of new major contracts and renewed others of longer standing.

Other sales and services

The following table includes information about our revenues from other sales and services.

Table 13 - Other sales and services

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Other sales and services revenue from				
Various controlled entities	**286**	352	(66)	(18.8)
Customer premises equipment	**125**	147	(22)	(15.0)
Payphones	**78**	84	(6)	(7.1)
Ship-to-shore	**3**	7	(4)	(57.1)
Domestic operator-assisted calls	**46**	42	4	9.5
Other minor items	**240**	236	4	1.7
Total other sales and services - underlying	**778**	868	(90)	(10.4)
Adjustments	**641**	123	518	
Total other sales and service revenue - reported	**1,419**	991	428	43.2

Our reported revenue from other sales and services increased significantly in the fiscal 2002 half year compared with the fiscal 2001 half year primarily as a result of the first-time inclusion of A$641 million revenue from RWC, Keycorp and TelstraClear in our consolidated results. RWC contributed A$577 million of revenue, while Keycorp contributed A$25 million and TelstraClear A$39 million of revenue in the fiscal 2002 half year.

Excluding this revenue, and adjusting the fiscal 2001 half year result for A$123 million of revenue attributable to our global wholesale business, which we sold to Reach in February 2001, our underlying[1] other sales and services revenues decreased in the fiscal 2002 half year compared with the fiscal 2001 half year predominantly as a result of the reduction of controlled entity revenue. This was driven by a decrease in external construction activity undertaken by NDC Ltd, attributable to a general slow down of the construction market.

In addition, Vietnam and Cambodia Business Co-operation Contract (BCC) operations were scaled down as expected, resulting in lower revenues. These decreases were partly offset by approximately A$28 million of revenue in the fiscal 2001 half year from Transend and Argent products previously reported under data and internet. These revenues are now classified under this category because they are generated by Keycorp, a controlled entity.

Other revenue

The following table provides a breakdown of our other revenue.

Table 14 - Other revenue by category

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Other revenue - underlying:				
Interest received/receivable	67	38	29	76.3
Dividends received/receivable	0	10	(10)	(100.0)
Miscellaneous revenue	154	128	26	20.3
Total other revenue – underlying	221	176	45	25.6
Proceeds from sale of:				
Property, plant and equipment	76	197	(121)	(61.4)
Investments	10	57	(47)	(82.5)
Controlled entities	0	4	(4)	
Listed entities	10	386	(376)	(97.4)
Patents, trademarks and licences	0	4	(4)	
Business	29	4	25	625.0
Total proceeds from sale of assets	125	652	(527)	(80.8)
Miscellaneous revenue	0	725	(725)	
Total other revenue underlying adjustments	125	1,377	(1,252)	(90.9)
Total other revenue – reported	346	1,553	(1,207)	(77.7)

Our other revenue decreased significantly in the fiscal 2002 half year compared with the fiscal 2001 half year principally due to the one-time revenue contribution to the fiscal 2001 half year result of A$725 million from the release of our obligation to continue to pay additional contributions to the Telstra Superannuation Scheme and A$386 million of proceeds from the sale of part of our interest in Computershare Ltd. The net present value of our obligations to the Telstra Superannuation Scheme was a liability in our financial statements at 30 June 2000 and was written back to $nil when our obligations were released.

Excluding this revenue and revenue generated from sales of assets, investments and interests in listed entities during the two periods, our underlying[1] other revenue increased in the fiscal 2002 half year compared with the fiscal 2001 half year. This increase was driven mostly by an increase in interest revenue from a convertible note purchased from PCCW in February 2001. Interest income from the convertible note in the fiscal 2002 half year was A$37.5 million compared with nothing received in the prior period. The increase in interest income from the Convertible Note was partly offset by lower interest income as a result of reduced levels of financial assets.

Dividends received in the fiscal 2002 half year were lower compared with the fiscal 2001 half year due to prior period dividends paid by Intelsat under contractual obligations while it was a satellite consortium. Since incorporation on 18 July 2001, Intelsat has not declared a dividend. Miscellaneous revenue increased in the fiscal 2002 half year compared with the fiscal 2001 half year mostly due to revenue from the government for work under the extended zone untimed local call tender as part of the Rural Telecommunications Infrastructure Fund. This was offset in part by lower universal service obligations levy receipts paid by the government.

Operating expenses

In order to allow like for like comparisons with the prior corresponding period, the following table includes both our reported and underlying[1] results.

Table 15 - Operating expenses

	Half Year ended 31 December					
	2001		2000			
	Reported	Underlying	Reported	Underlying	Reported Change	Underlying Change
	(in A$ million)				%	%
Expenses						
Labour	**1,459**	**1,390**	1,568	1,550	(7.0)	(10.3)
Restructuring costs	**93**	**-**	3	-	N/M	N/M
Direct cost of sales	**1,962**	**1,685**	1,809	1,612	8.5	4.5
Other	**1,921**	**1,639**	1,997	1,506	(3.8)	8.8
Expenses before net equity accounted losses	**5,435**	**4,714**	5,377	4,668	1.1	1.0
Share of net equity accounted losses	**93**	**65**	164	55	(43.3)	18.2
Total expenses before depn/amort	**5,528**	**4,779**	5,541	4,723	(0.2)	1.2
Total depn/amort	**1,574**	**1,417**	1,377	1,341	14.3	5.7
Total expenses	**7,102**	**6,196**	6,918	6,064	2.7	2.2

Our total reported operating expenses increased slightly in the fiscal 2002 half year compared with the fiscal 2001 half year. While labour expense (including restructuring costs) was relatively flat, an increase in the direct cost of sales and depreciation and amortisation were partially offset by lower share of net equity accounted losses and other expenses in the fiscal 2002 half year compared with the fiscal 2001 half year. Taking into account the adjustments to reach our underlying results and eliminating restructuring costs, our underlying[1] expenses (before interest expense) for the fiscal 2002 half year increased by 2.2% to A$6,196 million. Excluding depreciation, amortisation, net equity accounted losses and restructuring charges, underlying[1] operating expenses would have increased by 1.0% to A$4,714 million.

The following tables provide information about our reported and underlying[1] expenses from each of our expense groupings.

Labour expense

The following table shows information about our labour and restructuring costs.

Table 16 - Labour expense

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions, except staff numbers in whole numbers)			%
Labour expense – underlying	**1,390**	1,550	(160)	(10.3)
Adjustments	**69**	18	51	
Labour expense – reported	**1,459**	1,568	(109)	(7.0)
Restructuring costs	**93**	3	90	
Total labour and restructuring costs	**1,552**	1,571	(19)	(1.2)
Full-time employees – underlying	**44,595**	49,373	(4,778)	(9.7)
Adjustments	**3,145**	230	2,915	
Full-time employees reported	**47,740**	49,603	(1,863)	(3.8)

Since December 2000 we have reduced our full time staff from 49,603 to 47,740. Our reported labour expense, including restructuring costs, was down slightly in the fiscal 2002 half year compared with the fiscal 2001 half year reflecting several cost reduction strategies that resulted in a proportion of labour costs being transformed into service contracts and IT professional costs, mostly offset by increased restructuring costs charged against profit and

the first time inclusion of labour expense related to RWC, Keycorp and TelstraClear in the fiscal 2002 half year.

Excluding restructuring costs and these labour expense items and after eliminating labour expense relating to our Global Wholesale business from the fiscal 2001 half year, underlying labour expense fell by 10.3% in the fiscal 2002 half year compared with the fiscal 2001 half year reflecting a reduction in the underlying labour force of 4,778 full time staff. In the fiscal 2001 half year, restructuring costs of A$242 million were mostly paid out of a provision raised in fiscal 2000.

Our cost reduction initiatives have reduced payments for overtime. Contractor and agency payments have also decreased from a combination of increased efficiencies and process improvements, and the conversion of some flexible labour force back to full time staff in key front of house areas.

Award staff received an increase of 4% in December 2001 in accordance with the current enterprise agreements. This was the second increase of 4% after the initial increase in December 2000.

Based on the latest actuarial advice provided on the financial position of the defined benefit superannuation funds as at 30 June 2000, we anticipate that a surplus in the superannuation schemes will continue. Assuming the continued sound performance of the superannuation fund, employer contributions will not be required in fiscal 2002, 2003 and 2004.

Direct cost of sales

The following table shows a breakdown of our direct cost of sales.

Table 17 - Direct cost of sales

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Direct cost of sales – underlying	**1,685**	1,612	73	4.5
Adjustments	**277**	197	80	
Total direct cost of sales - reported	**1,962**	1,809	153	8.5

Our reported direct cost of sales increased moderately during the fiscal 2002 half year compared with the fiscal 2001 half year principally due to increased mobile handset sales and increased payments to other carriers to terminate outgoing calls made by our customers. Partially offsetting these increases was the elimination of A$197 million of direct cost of sales relating to our global wholesale business sold to Reach. Eliminating direct cost of sales relating to RWC, Keycorp and Telstra Clear from the fiscal 2002 half year result and direct cost of sales of our global wholesale business from our fiscal 2001 half year result, our underlying direct cost of sales increased by only 4.5% in the fiscal 2002 half year compared with the fiscal 2001 half year.

Directly variable mobile costs have remained flat largely due to:

- lower commission rates, partly offset by an increase in volumes from the increased postpaid customer base; and
- an increase in dealer incentives paid to indirect distributors attributed in part to increased postpaid connections with handsets and for CDMA connections to create demand and increase the subscriber base.
- Flat handset subsidies despite 19% increase in postpaid activations due to:
    - reduced rebate on prepaid connections following increased focus on growing the customer profitability of the prepaid product;

- higher proportion of 24 month contracts resulting in increased deferred rebates; and
- an average subsidy reduction of 20% introduced in October.

Consistent with the increase in domestic mobile handset revenue from higher volumes, the cost of our domestic mobile handsets increased in the fiscal 2002 half year. In addition the percentage of the more expensive postpaid handsets resulted in a higher average cost per unit than in the fiscal 2001 half year.

Network payments increased in the fiscal 2002 half year largely due to increased volumes and higher terminating traffic caused by:

- increased mobile voice and data (SMS) traffic terminating on other networks, partly offset by lower interconnect rates;
- higher volumes in international direct, internet access and international private lines and increase in network costs associated with higher international roaming traffic.

Costs of external construction primarily related to the cost of construction activities provided by NDC to external parties decreased reflecting a slow down in the construction market.

Paper purchasing and printing costs increased in the fiscal 2002 half year due to the printing of additional new telephone directories, and information service provider payments increased mainly as a result of the increased volume of content provided on the Telstra.com portal.

Depreciation and amortisation

The following table shows information about our depreciation and amortisation charges.

Table 18 - Depreciation and amortisation

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Depreciation – underlying	**1,202**	1,147	55	4.8
Amortisation (excluding goodwill) – underlying	**211**	181	30	16.6
Amortisation (goodwill) - underlying	**4**	13	(9)	(69.2)
Total depreciation and amortisation	**1,417**	1,341	76	5.7
Adjustments	**157**	36	121	
Total depreciation and amortisation - reported	**1,574**	1,377	197	14.3

The increase in reported depreciation and amortisation (excluding goodwill) was mainly attributable to the growth in the communications plant asset base, and capitalised software development, which is consistent with our level of capital expenditure activity over recent years, and first time depreciation and amortisation costs of A$157 million relating to RWC, Keycorp and Telstra Clear.

The increase in reported depreciation and amortisation was offset in part by:

- retirements of assets;
- minor adjustments to asset service lives;
- sale and leaseback of IT midrange equipment and mechanical aid assets, and
- the elimination of depreciation and amortisation expenses of our Global Wholesale business sold to Reach in February 2002.

The reduction in underlying[1] goodwill amortisation was driven by a review of the service life of goodwill for Pacific Access in fiscal 2001, resulting in a revision of service life from six years to 20 years.

Other operating expenses

The following table includes information about our other operating expenses.

Table 19 - Other operating expenses

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Total other operating costs – underlying	**1,639**	1,506	133	8.8
Adjustments	**282**	491	(209)	
Total other operating costs - reported	**1,921**	1,997	(76)	(3.8)

Other underlying[1] operating expenses in the fiscal 2002 half year reflected the following:

- bad debts in the fiscal 2001 half year included the benefit of a write back due to the settlement of disputed amounts for which we had provided in prior years, and a general reduction in provision for doubtful debts following a more detailed review of the methodology applied to this assessment;
- an overall increase in service contracts and agreements, which included network maintenance, fault repairs, pre provisioning and activation work. This increase was attributable to both increases in volume and price, as well as other minor issues such as an increase in maintenance costs for the CDMA network as costs were previously covered by warranties. The increase was mostly due to the use of outsourcing agreements in place of full time staff but were more than offset by reduced labour costs;
- IT professional services increased mostly due to the outsourcing of our billing function, which was previously handled internally and treated as a labour expense;
- IT leasing costs increased due to the sale and leaseback of the IT Midrange equipment offset by depreciation savings.
- general discretionary items such as consultancy, promotion and advertising, travel and administration expenses continue to decrease in line with cost reduction initiatives; and
- legal expenses have decreased due to the resolution of a number of matters.

Our underlying other operating expenses for the fiscal 2002 half year exclude A$26 million for the writedown of investments, A$113 million asset and investment sales and other operating costs of A$143 million incurred by RWC, Keycorp and TelstraClear.

Our underlying operating expenses for the fiscal 2001 half year exclude A$41 million for the writedown of investments, A$235 million relating to the sale of investments in Computershare Limited and Extant, A$187 million from the sale and leaseback of our IT mid range equipment, other property, plant and equipment sales of A$3 million and A$25 million of other operating costs relating to our global wholesale business sold to Reach.

1

Share of net equity accounted losses

The following table shows information about our share of net losses of associates and joint ventures.

Table 20 - Share of net losses of associates and joint ventures

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Share of net losses of associates and joint venture entities - underlying	**65**	55	10	18.2
Adjustments	**28**	109	(81)	
Share of net losses of associates and joint venture entities – reported	**93**	164	(71)	(43.3)

Underlying net equity accounted losses have increased largely due to increased losses from:

- Xantic, A$15 million
- Dynegy Connect, $8 million; and
- TelstraSaturn, $5 million, offset by
- Solution6, (A$27 million).

We incurred equity accounted losses from our 50% interest in Foxtel of A$24 million for the fiscal 2002 half year compared with A$23 million for the fiscal 2001 half year.

Excluded from our underlying[1] net equity losses is the current year equity accounted profits of $20 million for Reach and $48 million Saturn pre-acquisition costs, and in the prior year Saturn $10 million loss for December 2000, and $99 million which is attributable to the writedown of our goodwill in the listed equity accounted investments: Solution6, My Internet, Saturn and Xantic.

Interest expense and treasury operations

Net interest expense increased in the fiscal 2002 half year over fiscal 2001 half year mostly due to a higher level of net debt following our investment in the Asian ventures. Partly offsetting this was a reduction in interest on our bond portfolio due to maturities.

Table 21 - Net interest

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Gross interest expense	**471**	411	60	14.6
Less: capitalised interest	**(54)**	(60)	6	(10.0)
	417	351	66	18.8
Interest income	**(67)**	(38)	(29)	(76.3)
Net interest	**350**	313	37	11.8

Income tax expense

Our income tax expense on reported profit after tax declined by 30.1% to A$992 million in the fiscal 2002 half year. This was due to the fiscal 2001 half year including the tax effect of the superannuation contribution writeback of A$247 million and an unusually high level of asset and investment sales.

Income tax expense on underlying[1] profit after tax declined by 8.6% to A$1,001 million. With underlying[1] profit before tax growing only 1.1%, the decrease in income tax expense is attributable to the reduction in the rate of company income tax from 34% to 30% which was offset by an increase in estimated non-deductible expenditure relating to Reach.

Dividends

On 6 March 2002, we declared a fully franked (at a 30% tax rate) interim dividend of 11 cents per share, amounting to A$1,415 million. This dividend payout was based on the reported net profit after tax for the fiscal 2002 half year.

The interim dividend will be paid to shareholders on the 29th of April 2002.

Liquidity and capital resources

Capitalisation

The following table shows our capitalisation in accordance with Australian GAAP as at 31 December 2001.

Table 22 - Capitalisation

	As at 31 December 2001 (in millions) A$	US$[2]
Cash[1]	652	334
Short-term debt [3]	3,509	1,796
Long-term debt		
Telecom/Telstra bonds (unsecured)	2,109	1,079
Loans (unsecured)	8,358	4,277
Financed leases	28	14
Total long-term debt	10,495	5,370
Shareholders equity		
Ordinary shares (12,866,600,200 fully paid ordinary shares Issued)	6,433	3,292
Reserves	56	29
Retained earnings	7,507	3,841
Minority interests[4]	531	272
Total shareholders'equity[5]	14,527	7,434
Total capitalisation[6][7]	28,531	14,600

(1) *For purposes of calculating net debt, we also had other interest bearing financial assets of A$1,674 million, and non interest bearing loans to employees of A$250 million.*

(2) *Translated at the noon buying rate on 31 December 2001 of A$1.00 = US$0.5117. The noon buying rate on22 February, 2002 was A$1.00 = US$0.5133.*

(3) *Includes the current portion of long-term debt.*

(4) *Minority interests are not classified as shareholders' equity under US GAAP.*

(5) *Total shareholders' equity under US GAAP is A$17,968 million.*

(6) *Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests*

(7) *In the period 1 January to 6 March 2002, there have been no issues of shares or long-term debt*

Cash flow

The following table includes information about our cash flows.

Table 23 - Cash flow

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Net cash provided by operating activities	**2,856**	2,665	191	7.2
Net cash used in investing activities	**(1,483)**	(1,480)	3	0.2
Free cash flow	**1,373**	1,185	188	15.9
Net cash used in financing activities	**(1,829)**	(999)	830	83.1
Net increase/(decrease) in cash	**(456)**	186	(642)	N/M

Free cash flow for the period increased 15.9% to $1.4 billion, reflecting the ability of the business to continue to generate substantial cash flows from operations.

Net cash provided by operating activities for the half year 2002 increased by A$191 million or 7.2% over the fiscal 2001 half year principally driven by increased revenue from customers.

This growth in operating cash flow was offset in part by:

- higher payments to suppliers and employees;
- increased net interest payments; and
- higher taxes paid.

Table 24 - Net cash used in investing activities

	Half Year ended 31 December			
	2001	2000	Change	Change
	(in A$ millions)			%
Switching	**238**	321	(83)	(25.9)
Transmission	**254**	244	10	4.1
Customer access	**508**	476	32	6.7
Mobile telecommunications networks	**89**	263	(174)	(66.2)
Broadband network	**22**	12	10	83.3
International telecommunications infrastructure	**21**	56	(35)	(62.5)
Capitalised software	**285**	337	(52)	(15.4)
Other[(1)]	**299**	330	(31)	(9.4)
Sub total capital expenditure	**1,716**	2,039	(323)	(15.8)
Capitalised interest included in above	**(54)**	(60)	6	10.0
Capital expenditure excluding capitalised interest	**1,662**	1,979	(317)	(16.0)
Add: investments	**100**	100	0	0.0
Capitalised expenditures (excluding interest) and investments	**1,762**	2,079	(317)	(15.2)
Sale of capital equipment, investments and other	**(279)**	(599)	320	53.4
Net cash used in investing activities	**1,483**	1,480	3	0.2
Capital expenditures (including interest) and investments	**1,816**	2,139	(323)	(15.1)

(1) *"Other" includes IT equipment for on line products network power and air-conditioning, Regional Wireless Company operating capex, customer radio equipment non-network properties.*

Operational capital expenditure for the fiscal 2002 half year, excluding any investments, has been reduced by 16% to A$1.7 billion.

This was in line with expectations of an annual operational capital expenditure well below the capital expenditure of around A$4.5 billion recorded in the 2001 fiscal year.

The key areas of movement for the fiscal 2002 half year compared with the fiscal 2001 half year have been:

- CDMA coverage rollout was completed in the fiscal 2001 half year. As a consequence CDMA spend is lower in the fiscal 2002 half year;

- *investment in GSM in the fiscal 2002 half year has been reduced through utilisation of* spare capacity including re-use of Olympics equipment;
- demand for Wideband products has slowed in the fiscal 2002 half year.
- investment in the development and enhancement of IT systems applications has been reduced through better capital management.
- global wholesale capital is included in the fiscal 2001 half year. In the fiscal 2002 half year expenditure of this type is incurred directly by Reach.

Investing cash flow was held flat at A$1.5 billion. Capital expenditure (including investments) declined by A$317 million or 15.2%, while proceeds from asset and investment sales declined by A$320 million.

Investment sales declined owing to larger receipts in the prior year from both the sale of:

- Computershare - Current period A$155 million, prior period $386 million;
- IT equipment sale and leaseback – Current period $23m, prior period A$111 million.

Investments remained constant at A$100 million. Investments in the current period included Foxtel A$28 million, TelstraSaturn A$26 million and the acquisition of TelstraClear A$40 million.

Cash used in financing activities increased by 83.1% in the fiscal 2002 half year compared with the fiscal 2001 half year reflecting a net repaying of debt in the fiscal 2002 half year of A$414 million compared with a net drawdown of debt of A$288 million in the fiscal 2001 half year, together with a net increase in dividends paid of A$128 million.

Capital resources

Cash and cash equivalents at the end of the fiscal 2002 half year were A$652 million, compared with A$941 million at the end of the fiscal 2001 half year. At 31 December 2001, our total debt was A$14,004 million with net debt of A$11,428 million after deducting cash of A$219 million, other interest bearing financial assets of A$2,107 million and loans to employees of A$250 million. Approximately 21% of our total debt consisted of domestic borrowings with the balance sourced from a variety of offshore markets. Our current debt that matures in less than 12 months comprised approximately 21% of our total debt, which had an average maturity of approximately four and a half years.

We have access to A$500 million and US$150 million of committed standby bank lines, and A$1.25 billion of an undrawn committed syndicated loan is available until September 2005. These standby lines comprise bilateral arrangements with seven banks which fall due for renewal at various times throughout the year. We have three commercial paper programmes with a total borrowing capacity of A$2 billion, US$4 billion and Euro 4 billion. In each case, we issue commercial paper through dealers on a best endeavours basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds.

Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, all foreign currency borrowings are fully hedged at drawdown to A$ equivalents using cross currency swaps and we do not use derivatives for speculative purposes. Our foreign currency exchange risk is managed centrally by our Treasury group.

We had net current liabilities of A$3,330 million at 31 December 2001, compared with A$3,237 million at 31 December 2000.

In the fiscal 2002 half year, our negative working capital increased largely due to a reduction in cash and cash equivalents and other financial assets and an increase in current borrowings. These were offset in part by a decrease in trade creditors and revenue received in advance. In the fiscal 2001 half year, our negative working capital decreased due to an increase in trade receivables combined with a reduction in trade creditors and provisions.

Our current liabilities are typically in excess of our current assets, which is in common with most international telecommunications companies. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditures should cash inflows from our diverse customer base diminish at any point in time. Also, our standby bank lines and commercial paper programmes provide us with additional sources of liquidity, should the need arise.

Expenditure commitments

In the ordinary course of business we enter into long-term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services. At 30 June 2001, these agreements included commitments for capital expenditure including software to be developed for internal use of A$1,241 million, operating leases of A$840 million and finance leases of A$40 million.

In addition at 30 June 2001 we had long-term commitments for items of general expenditure totalling A$3,724 million, which included:

- our 50% share of the Foxtel partnership's commitment to acquire programming which is subject to minimum subscriber guarantee levels totalling A$982 million; and
- commitments to acquire Information Technology services from IBMGSA totalling $2,024 million.

The changes of significance to our expenditure commitments since 30 June 2001, are as follows:

- since 31 December 2001, our 50% owned partnership Foxtel has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Foxsports. The effect of this has been to increase our share of the Foxtel minimum subscriber guarantee commitments by approximately A$46 million per annum. The guaranteed minimum number of subscribers under this new agreement has already been exceeded.
- subject to certain conditions being met, Foxtel has granted a non-exclusive licence to Optus Vision Pty Limited (Optus) to distribute Foxtel subscription television channels on the Optus Television cable pay TV service, for the period 1 November 2002 to 31 December 2010. Subject to the consent of content providers Foxtel will supply some Optus channels over the Foxtel platforms. Foxtel will assume certain minimum subscriber obligations of Optus under its movie and other content arrangements. Our share of these obligations is up to a maximum of approximately A$275 million. Optus will pay fees to Foxtel for a guaranteed minimum number of subscribers, which decreases Foxtel's commitment above; and
- Foxtel has entered into a 15 year agreement to acquire capacity on the Optus C1 satellite. Our share of this commitment is A$25 million per annum, increasing to A$30 million per annum over the term.

Due to the joint and several nature of the Foxtel partnership agreements, we are also contingently liable to the extent of our Foxtel partners' share of these commitments, should Foxtel and/or the other Foxtel partners default on their payment obligations under these agreements.

New business ventures[2]

New business ventures[2] are excluded from our underlying[1] results as there was no prior period comparison. The following is a summary of the current financial performance of the key new business ventures[2].

RWC/HK CSL

Table 25 – RWC/HK CSL Performance

	Half Year ended 31 December 2001		Full Year ended 31 December		
			2001	2000	
	HK$ million(1)	A$ million(1)	HK$ million(1)	HK$ million(1)	Change %
Total revenue	2,298	577	4,690	5,172	(9)
EBITDA	697	172	1,364	1,186	15
EBIT	401	30(2)	801	789	2
CAPEX	180	44	402	605	(34)
Key performance indicators					
EBITDA margin	30%	30%	29%	23%	
ARPU (HK$)	396		410	454	(10)
Churn rate	3.8%		3.6%	3.4%	
Customer No. (k)	1,066		1,066	995	7

(1) *Amounts presented in HK$ have been prepared in accordance with HKGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP.*

(2) *A$ results include: AGAAP depreciation of assets at fair value and the amortisation of intangibles (including goodwill) recognised at acquisition.*

Fierce competition in the local cellular market has seen revenue decline by 9% for the 12 months ending 31 December 2001. A reduction in handset subsidies and continuous efforts to reduce roaming & IDD disbursement resulted in EBITDA growth of 15%. EBITDA margin improved from 23% to 29%.

EBIT grew modestly at 2%. Excluding the general provision on TDMA network of HK$100 million, the pro forma EBIT was 14% higher than last year.

In view of the saturated mobile market (penetration rate of 83%) and poor economic environment, CSL management adopted a cautious approach on capex spending resulting in total spending of HK$402 million for the year. The amount was 34% less than the spending in prior year. CSL with a market share of 20% (ranking second after Hutchison), was the only profit making operator in the Hong Kong market.

During the year, CSL achieved customer growth of 7% at the expense of a 10% APRU drop. Yet ARPU was still substantially higher than the market average ARPU of HK$220 which represented a drop of 18-19% over the 12 month period.

Reach

In December Reach acquired the Asian assets of Level 3 Inc. This transaction will provide Reach with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan, and in the longer term, Korea.

The arrangement involves the acquisition of network facilities and operations including customers, in-country networks, data centres, US$90 million of working capital and Level 3's ownership interests in the Tiger and Japan-US cable systems. It will also assume Level 3 Asia's

capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable systems.

Table 26 - Reach Performance

	Half Year ended 31 December 2001(1)		11 months to 31 December 2001(2)	
	US$ million	A$ million	US$ million	A$ million
Total revenue	663	1,297	1,281	2,506
EBITDA	211	413	398	779
EBIT	127	248	180	352
Net profit	58	116	48	94
Telstra 50% share		58		
Less amortisation of goodwill		(60)		
Add amortisation of unrealised profit		22		
Equity accounted contribution		20		
EBITDA margin	31.8%		31.1%	
EBITDA/Gross interest (times)	4.2x		4.3x	

(1) *Amounts presented for the half year ended 31 December 2001 have been prepared in accordance with AGAAP.*

(2) *Amounts presented for the 11 months to 31 December 2001 have been prepared in accordance with USGAAP.*

During the fiscal 2002 half year, Reach has continued to experience pricing pressure and lower than anticipated volume growth consistent with the trends in international telecommunications markets.

Reach is expected to benefit from continuing industry consolidation.

TelstraClear

In December 2001, we increased our holding in our joint venture TelstraClear Limited (formerly TelstraSaturn Ltd) by 8.43%. As a result, our 58.43% interest represents a controlling interest in this company. At the same time, we acquired the Clear Communications Limited group. TelstraClear is the second largest full service carrier in New Zealand. New Zealand is a strategically important market for Telstra's Trans-Tasman customers, and this acquisition enables these important customers to receive the same end-to-end services that Telstra provides, in a seamless way.

Consideration for this acquisition was A$40 million (NZD $50 million). Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear is A$80 million.

Critical accounting policies

Our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in Australia. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continuously evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits and contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions of conditions.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under Generally Accepted Accounting Principles in Australia or "AGAAP" our accounting policies are necessarily compliant with all aspects of AGAAP. AGAAP is based on a 'substance over form' conceptual framework which requires us to look

through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Wherever possible we also align our accounting policies with generally accepted accounting principles in the United States.

In all material respects, our accounting policies are applied consistently across the group, and to the extent that the policies of an associate differ materially from ours, adjustments are made to the associates' results to align them with our accounting policies.

The following are the critical accounting policies applied in producing Telstra's AGAAP financial statements:

- **Revenue recognition**. *Telstra recognises revenues when they are earned through the* delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date. Revenues which relate to more than one period, such as connection fees, are deferred and amortised into sales revenue over the expected period of benefit. Advertising revenues derived from producing directories are recognised when the particular directory is published.

- **Carrying value of investments**. We assess the carrying value of our interests in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable revenue or earnings multiples, or in the case of listed investees monitoring of share prices. These methodologies sometime rely of factors such as forecasts of future performance and long-term growth rates of the investee, selection of discount rates and appropriate risk weightings, determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect, we may be required to write-down these investments.

- **Carrying value and depreciation of fixed assets**. We assess the recoverable amounts of our fixed assets bi-annually based on expected future net cash flows discounted to present value. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. If our estimates prove to be incorrect we may be required to writedown assets in the future. In addition, we assess the appropriate service lives of our fixed assets on an annual basis. This includes a comparison against international trends for telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect, we may incur either higher or lower depreciation charges in the future, or, in certain circumstances be required to write-down these assets.

- **Deferred expenditure and research and development**. We only defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. Otherwise expenditures are expensed as incurred. In relation to Research & Development, we expense all costs unless recoverability is beyond reasonable doubt in which case we capitalise the expenditure.

- **Doubtful debts**. We maintain provisions for doubtful debts arising from the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management's assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debts expense.

Related party transactions

The following discussion summarises our significant transactions with related parties other than our controlled entities.

Reach

In February 2001 we formed Reach, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. Reach provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. On the sale of our global wholesale business to Reach, we recognised 50% of our profit on the sale in fiscal 2001 and the balance has been deferred and is being credited to profit and loss over 20 years. For the fiscal 2002 half year, in difficult market conditions Reach generated total revenues of A$1,297 million and a net profit of A$116 million. After deducting goodwill amortisation and adding back the amortisation of our unrealised profit, our equity accounted profit from Reach was A$20 million for the fiscal 2002 half year. Our carrying value of our interest in Reach was A$865 million at December 31, 2001.

Upon the formation of the Reach joint venture with PCCW, we and PCCW entered into contractual arrangements with Reach for the provision of voice, data and internet connectivity services. We use these services primarily in connection with our retail international telecommunications businesses. Under these arrangements, we agreed to purchase these services for an initial period as required based on prices determined before the venture commenced. For the six months ended 31 December 2001, we purchased approximately A$400 million of services from Reach.

In December 2001, Reach acquired the Asian assets of Level 3 Inc. This transaction will provide Reach with additional Asian and trans-Pacific capacity at a much lower cost than self constructed assets. The additional capacity will enable Reach to deliver end-to-end services to new markets, such as Japan, Taiwan and, in the longer term, Korea. Under the arrangement, which did not involve a cash payment by Reach, Reach acquired network facilities and operations, including customers, in-country networks, data centres, US$90 million of working capital and Level 3's ownership interests in the Tiger and Japan-US cable systems. Reach also assumed Level 3's capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including:

- world economic downturn and slower than expected growth in demand for cross border connectivity services;
- a number of distressed competitors facing financial difficulties; and
- resultant oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions we and PCCW believe that Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets to underpin its longer term position in the market. The acquisition of Level 3's Asian assets, as mentioned above, was undertaken in this belief.

We and PCCW have, historically, been substantial acquirers of cross border connectivity services as supplied by Reach. We expect to continue to require these services to support our domestic businesses. Without access to these services we could potentially have short to medium term vulnerability particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilising prices and resurgent demand.

Given the changing market, we and PCCW have focused on expanding the market and product opportunities for bandwidth and have agreed in principle to enter into short term arrangements, from 1 January 2002, under which Reach's prices have been adjusted to levels we believe are in line with current market prices; and which will commit us both to aggregate purchase levels. Our proposed commitments under these arrangements have regard to our

future capacity needs and opportunities for growth as well as Reach's minimum earnings requirements under its financing arrangements.

We expect that our payments to Reach for the 12 months ending 31 December 2002, will amount to approximately A$800 million, compared with the 11 months to 31 December 2001 of approximately A$700 million. We currently have initiatives underway to identify ways to utilise the additional capacity. Under the arrangements, we will be committed to purchase well in excess of historical capacity requirements. Despite these initiatives, we may still have payments for excess capacity and to that extent payments for a portion of that excess capacity may not be tax deductible.

FOXTEL

Our 50% owned pay-TV joint venture, FOXTEL, uses capacity on our Hybrid Fibre Co-axial cable network. As part of the partnership arrangements, we receive a distribution from FOXTELfor services supplied to it based on a percentage of its revenues.

IBMGSA

We have a 22.6% interest in IBM Global Services Australia Limited (IBMGSA). We have outsourced our data centre operations and a significant proportion of our applications maintenance and enhancement activities to IBMGSA for a ten year period commencing July 1997.

Media Release

Telstra

6 March 2002 **44 / 2002**

Telstra Reports Solid Results

Telstra Corporation today reported solid earnings for the half-year ended 31 December 2001 and declared an interim dividend payment to shareholders of 11 cents per share, up 38 percent.

Telstra's mobile business success, continuing improvements in customer service, strong cashflows, capital management, ongoing cost control and positive moves in the International portfolio were highlights of an active six months, CEO Ziggy Switkowski said today.

Telstra reported that earnings before interest and tax (EBIT) after normalisation grew two percent to $3.583 billion with underlying earnings before interest, tax, depreciation and amortisation (EBITDA) growing by three percent to $5 billion.

Underlying profit after tax and minorities grew six percent to $2.234 billion.

Dr Switkowski said the first half result was ahead of Telstra's expectations for flat growth, outlined at the full year results and the annual general meeting last year and was a pleasing outcome.

"Telstra's headline net profit of $2.098 billion is 20 percent down on the previous corresponding half. The key difference is that in the previous corresponding period we had the effect of the one-off benefits of the superannuation writeback and the sale of part of our interest in Computershare," he said.

"The half year result shows we are moving in the right direction and we are well positioned to leverage any upswing in the industry.

"We are an integrated, full service telco which was further enhanced yesterday through agreements with our FOXTEL partners to bundle FOXTEL's subscription TV with telephone and internet service onto a single Telstra bill.

"Additionally, we have a strong balance sheet and AA- credit ratings which set us apart from our global telco peers," he said.

The result also shows:

- Underlying sales revenue rose by two percent to $9.625 billion with strong growth coming primarily from mobile services.
- Telstra's overall free cash flow increased by 15.9 percent to a solid $1.4 billion, demonstrating the effectiveness of the Company's capital management processes, and adding to the strength of the Company's overall balance sheet.

Telstra limited its underlying operating expense growth (before depreciation, amortisation and interest) in the period to 1.2 percent and carefully managed capital expenditure, down by 16 percent to $1.7 billion, while at the same time improving service levels and the durability of its network.

Telstra Corporation Limited
ABN 33 051 775 556

Dr Switkowski said Telstra Directors demonstrated their confidence in the future performance of the company by declaring a dividend of $1.4 billion – 11 cents a share, up from eight cents last year, and fully franked at a 30 percent tax rate. However, he emphasised that while the interim dividend had been increased to the same level as last year's final dividend, it should not be assumed that the final dividend in the current year would be increased.

"Our major growth driver over this period was the Mobiles business posting double digit revenue growth and continued strong EBIT performance. Data revenue was down due to competitive pricing but volumes continue to grow showing underlying strong demand for services," he said.

"Our ADSL infrastructure and offerings are on track to meet all foreseeable customer demand, and our retail consumer segment continues to have good momentum.

"Telstra is facing fierce competition, especially in the corporate sector, and intense pricing pressure across all products and services.

"Mobiles services growth reflects the strength and robustness of our two networks and the fact that we offer the best service and coverage for our customers both in metropolitan and regional Australia," he said.

Dr Switkowski said Telstra's international investments were expected to make substantive contributions in the years ahead. The company was pleased with the progress and leadership of CSL, its Hong Kong wireless investment, as it continued to outperform the Hong Kong market in key measures such as ARPU and profitability.

He said in New Zealand, the integration of Clear and TelstraSaturn to form TelstraClear was moving quickly and positioned it as a credible number two in the market.

"Telstra's international connectivity joint venture, Reach, while operating in an extremely competitive market, in which deep discounting is a feature, has produced profits in line with expectations, but at the low end of expectations. Meanwhile, Reach's acquisition of the Asian assets of Level 3 on highly attractive terms has significantly enhanced the company's competitiveness and accelerated its entry into key markets in North Asia," he said.

Telstra, like so many other companies, had experienced a demanding six months competing for the consumer dollar while steering around the structural changes occurring across the industry, but it had demonstrated an ability to improve services to customers and defend market shares at the same time as containing costs.

Dr Switkowski praised the efforts of many thousands of Telstra staff who deserved credit for their efforts in getting Australians back on line during the recent bushfires, floods and other natural disasters.

- 0 –

For more information contact:
Michael Grealy, National Manager Media Relations
Telephone: (02) 9206 0106 *Mobile:* 0419 217 343

Angela Martinkus, Manager Public Affairs Finance and Administration
Telephone: (03) 9634 3872 *Mobile:* 0408 997 420

The media conference is webcast through the Telstra NewsRoom at http://www.telstra.com.au/newsroom/webcasts.cfm?webcast=401 from 1:00pm.

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Half-Year Financial Report

for the half-year ended 31 December 2001

Page number

Half-Year Financial Statements

Notes to the Half-Year Financial Statements

Statement of Financial Performance

for the half-year ended 31 December 2001

		Telstra Group	
		Half-year ended 31 December	
	Note	2001 $m	2000 $m
Ordinary activities			
Revenue			
Sales revenue	1	**10,266**	9,758
Other revenue	3	**346**	1,553
		10,612	11,311
Expenses			
Labour		**1,459**	1,568
Employee redundancy		**93**	3
Direct cost of sales	1	**1,962**	1,809
Depreciation and amortisation		**1,574**	1,377
Other expenses	3	**1,921**	1,997
		7,009	6,754
Borrowing costs	2	**417**	351
Share of net losses of associates and joint venture entities	6	**93**	164
		7,519	7,269
Profit before income tax expense	2	**3,093**	4,042
Income tax expense		**992**	1,433
Effect of decrease in tax rates on deferred tax balances		**-**	(13)
Total income tax expense	3,4	**992**	1,420
Net profit		**2,101**	2,622
Outside equity interests in net (profits)/losses		**(3)**	1
Net profit available to Telstra Entity shareholders		**2,098**	2,623
Other valuation adjustments to equity			
Net exchange differences on conversion of non-Australian controlled entities' financial statements		**(9)**	6
Share of associated and joint venture entities' reserves		**(2)**	14
Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity		**(11)**	20
Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		**2,087**	2,643
Dividends provided for or paid		**1,415**	1,029
		¢	¢
Interim dividend per share (cents)		**11.0**	8.0
Basic and diluted earnings per share (cents)		**16.3**	20.4

The notes following the half-year financial statements form part of the half-year financial report.

Statement of Financial Position

as at 31 December 2001

	Note	Telstra Group		
		as at		
		31 Dec 2001	30 June 2001	31 Dec 2000
		$m	$m	$m
Current assets				
Cash		652	1,077	941
Receivables		3,940	4,307	3,955
Inventories		286	320	379
Other assets		656	549	335
Total current assets		5,534	6,253	5,610
Non current assets				
Receivables		1,866	1,803	280
Inventories		22	8	35
Investments - accounted for using the equity method		1,084	1,259	401
Investments - other		111	143	258
Property, plant and equipment		23,699	22,803	22,537
Future income tax benefit		95	114	65
Intangible assets		3,063	3,012	509
Other assets		2,171	2,078	1,566
Total non current assets		32,111	31,220	25,651
Total assets		37,645	37,473	31,261
Current liabilities				
Payables		2,531	2,872	2,281
Borrowings		3,509	2,604	3,658
Income tax payable		476	657	618
Provisions		1,904	2,018	1,763
Revenue received in advance		859	1,128	527
Total current liabilities		9,279	9,279	8,847
Non current liabilities				
Payables		95	120	158
Borrowings		10,495	11,386	6,554
Income tax payable		45	91	137
Deferred income tax		1,880	1,573	1,304
Provisions		862	846	900
Revenue received in advance		462	456	127
Total non current liabilities		13,839	14,472	9,180
Total liabilities		23,118	23,751	18,027
Net assets		14,527	13,722	13,234
Shareholders' equity				
Telstra Entity				
Contributed equity (12,866,600,200 shares of 50 cents each)		6,433	6,433	6,433
Reserves		56	11	12
Retained profits		7,507	6,795	6,764
Shareholders' equity available to Telstra Entity shareholders		13,996	13,239	13,209
Outside equity interests				
Contributed equity		702	490	49
Reserves		72	33	(1)
Accumulated losses		(243)	(40)	(23)
Total outside equity interests		531	483	25
Total shareholders' equity		14,527	13,722	13,234
Contingent liabilities and contingent assets	8			

The notes following the half-year financial statements form part of the half-year financial report.

Statement of Cash Flows

for the half-year ended 31 December 2001

	Telstra Group	
	Half-year ended 31 December	
	2001 $m	2000 $m
Cash flows from operating activities		
Receipts from trade and other receivables (inclusive of goods and services tax (GST) (ii))	11,003	10,130
Payments of accounts payable and to employees (inclusive of GST (ii))	(6,356)	(5,867)
Interest received	37	41
Borrowing costs paid	(476)	(398)
Dividends received	4	10
Income taxes paid	(893)	(764)
GST remitted to the Australian Taxation Office (ATO)	(463)	(487)
Net cash provided by operating activities	2,856	2,665
Cash flows from investing activities (excluding GST)		
Payments for:		
- property, plant and equipment	(1,391)	(1,631)
- internal use software assets	(269)	(322)
- deferred expenditure	(2)	(26)
Capital expenditure (before investments)	(1,662)	(1,979)
- shares in controlled entities	(45)	1
- investment in joint venture entities	(53)	(61)
- investment in associated entities	-	(6)
- shares in listed securities and shares in other corporations	(2)	(34)
Investment expenditure	(100)	(100)
Total capital expenditure	(1,762)	(2,079)
Proceeds from:		
- sale of property, plant and equipment	76	197
- sale of shares in controlled entities	-	8
- sale of listed securities and shares in other corporations	174	386
- sale of patents, trademarks and licences	-	4
- sale of business	29	4
Net cash used in investing activities	(1,483)	(1,480)
Cash flows from financing activities (excluding GST)		
Proceeds from:		
- borrowings	8,710	7,356
- Telstra bonds	494	-
Repayment of:		
- Telstra bonds	(38)	(532)
- borrowings (iv)	(9,593)	(6,502)
- finance leases principal amount	(7)	(16)
Employee share loans (net)	20	(18)
Dividends paid	(1,415)	(1,287)
Net cash used in financing activities	(1,829)	(999)
Net increase/(decrease) in cash	(456)	186
Cash at the beginning of the half-year	1,067	744
Cash at the end of the half-year (i)	611	930

The notes following the half-year financial statements form part of the half-year financial report.

Statement of Cash Flows (continued)

Cash flow notes

(i) Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items:

	Half-year ended 31 December 2001 $m	2000 $m
Cash	**652**	941
Bank overdraft	**(41)**	(11)
	611	930

(ii) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $932 million (2000: $880 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. Estimated GST paid associated with operating activities amounted to $302 million (2000: $248 million) whilst estimated GST paid relating to investing activities amounted to $167 million (2000: $145 million).

(iii) Financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes capitalised borrowing costs of $38 million for the half-year ended 31 December 2001 (2000: $45 million). This amount has been reclassified into cash flows from operating activities.

We acquired plant and equipment with a fair value of $nil using finance leases during the half-year ended 31 December 2001 (2000: $4 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows.

Software assets (internal use software assets)

Our software assets developed for internal use include capitalised borrowing costs of $16 million for the half-year ended 31 December 2001 (2000: $15 million). This amount has been reclassified into cash flows from operating activities.

Statement of Cash Flows (continued)

Cash flow notes (continued)

(iv) Acquisitions and disposals

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.43%. As a result, our 58.43% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Consideration for this acquisition was A$40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

The amount of cash, other assets and liabilities we acquired as a result of obtaining this increased interest are presented in the following table.

	Acquisition of TelstraClear
	Half-year ended 31 December 2001 A$m
Consideration for acquisition	
Cash	40
Fair value of assets and liabilities acquired by major class	
Net overdraft held by TelstraClear on gaining control	(5)
Receivables	64
Inventories	18
Property, plant and equipment	794
Identifiable intangible assets	238
Other assets	6
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(97)
Finance lease liability	(6)
Other liabilities	(72)
Fair value of net assets on gaining control	112
Outside equity interest (41.57%)	(47)
Original 50% interest in fair value of net assets prior to obtaining increased shareholding	(56)
Net assets acquired	9
Goodwill on acquisition (b)	31
	40
Outflow of cash on acquisition	
Consideration for acquisition	(40)
Net overdraft held by TelstraClear on gaining control	(5)
	(45)

(a) Included in our repayment of borrowings in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited group.

(b) Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Statement of Cash Flows (continued)

Cash flow notes (continued)

In the half-year ended 31 December 2000, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp Limited (Keycorp) for $426 million. As consideration for this sale, we were issued 38,700,000 shares which represented a 50.94% controlling interest in Keycorp. The amount of cash, other assets and liabilities we acquired as a result of obtaining this interest are presented in the following table:

	Acquisition of Keycorp
	Half-year ended 31 December 2000 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.06%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

There were no significant disposals of entities in the half-years ended 31 December 2001 or 31 December 2000.

The notes following the half-year financial statements form part of the half-year financial report.

Statement of Changes in Shareholders' Equity

for the half-year ended 31 December 2001

	Telstra Group							
		Reserves						
	Contributed equity $m	Asset revaluation $m	Foreign currency conversion $m	General $m	Consolidation Fair Value $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2000	6,433	32	(41)	1	-	5,170	7	11,602
- change in outside equity interests' capital, reserves and accumulated losses (apart from net profit/(loss))	-	-	-	-	-	-	19	19
- net profit/(loss)	-	-	-	-	-	2,623	(1)	2,622
- share of joint venture entities' reserves (equity accounted)	-	-	14	-	-	-	-	14
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	6	-	-	-	-	6
- fully franked interim dividend (i)	-	-	-	-	-	(1,029)	-	(1,029)
Balance at 31 December 2000	6,433	32	(21)	1	-	6,764	25	13,234
- change in outside equity interests' capital, reserves and accumulated losses (apart from net profit)	-	-	-	-	-	-	454	454
- net profit	-	-	-	-	-	1,435	4	1,439
- share of joint venture entities' and associates' reserves (equity accounted)	-	-	(47)	3	-	-	-	(44)
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	55	-	-	-	-	55
- transfer of foreign currency conversion reserve on sale of controlled entities	-	-	(12)	-	-	12	-	-
- fully franked final dividend (ii)	-	-	-	-	-	(1,416)	-	(1,416)
Balance at 30 June 2001	**6,433**	**32**	**(25)**	**4**	**-**	**6,795**	**483**	**13,722**
- change in outside equity interests' capital, reserves and accumulated losses (apart from net profit/(loss))	-	-	-	-	-	-	**74**	**74**
- net profit	-	-	-	-	-	**2,098**	**3**	**2,101**
- share of joint venture entities' reserves (equity accounted)	-	-	**(2)**	-	-	-	-	**(2)**
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	**(9)**	-	-	-	-	**(9)**
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	**29**	**(29)**	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	**56**	-	-	**56**
- fully franked interim dividend (ii)	-	-	-	-	-	**(1,415)**	-	**(1,415)**
Balance at 31 December 2001	**6,433**	**32**	**(36)**	**4**	**56**	**7,507**	**531**	**14,527**

(i) Franked at 34% tax rate

(ii) Franked at 30% tax rate.

The notes following the half-year financial statements form part of the half-year financial report.

000086

Notes to the Half-Year Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our half-year financial report is a general purpose financial report and is to be read in conjunction with our Annual Financial Report as at 30 June 2001. This also should be read together with any public announcements made by us in accordance with the continuous disclosure obligations arising under Australian Stock Exchange listing rules and the Corporations Act 2001, up to the date of the Directors' Declaration. Our half-year financial report does not include all notes of the type normally included in the annual financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Telstra Group as a full financial report.

1.1.Basis of preparation of the financial report

The accounting policies and measurement bases adopted in preparing our half-year financial report are consistent with those applied in the financial year ended 30 June 2001.

During fiscal 2001, we changed our revenue recognition policy by adopting US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB101). SAB101 provides the SEC staff's interpretation of existing accounting principles on the timing and recognition of revenues and associated expenses in the financial statements.

SAB101 was not applied in the preparation of the 31 December 2000 financial statements. The effect on the 31 December 2000 half-year statement of financial performance due to the SAB 101 change in accounting policy is presented as follows:

	SAB101 Half-year ended 31 December 2000 A$m
Sales revenue - unusual	
Deferral of additional revenues under new policy for half-year ended 31 December 2000 .	(214)
Part release of cumulative impact for the half-year ended 31 December 2000	303
Total sales revenue - unusual impact	89
Direct cost of sales - unusual	
Deferral of additional expenses under new policy for half-year ended 31 December 2000 .	(102)
Part release of cumulative impact for the half-year ended 31 December 2000	102
Total direct cost of sales - unusual impact . . .	-
Increase in profit before income tax expense .	89
Income tax expense at 34%	30
Increase in net profit for half year ended 31 December 2000	59

1.2. Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under Section 341(1) of the Corporations Act 2001, and subsequent amending class orders 99/90 and 00/321.

1.3. Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current half-year.

Notes to the Half-Year Financial Statements (continued)

	Note	Half-year ended 31 December 2001 $m	2000 $m
2. Profit from ordinary activities			
Our profit before income tax expense (including both usual and unusual items) has been calculated after:			
(i) crediting			
Interest revenue			
- associated entities		**1**	1
- other entities		**66**	37
		67	38
Dividend revenue			
- other entities		**-**	10
Revenue from the sale of:			
- property, plant and equipment		**76**	197
- investments in controlled entities		**-**	4
- investments in listed entities and other corporations	3	**20**	443
- patents, trademarks and licences		**-**	4
- businesses		**29**	4
		125	652
(ii) charging			
Borrowing costs			
- other entities		**471**	410
- finance charges relating to finance leases		**-**	1
		471	411
- borrowing costs capitalised		**(54)**	(60)
		417	351
Net book value of assets we have sold/disposed:			
- property, plant and equipment		**93**	187
- investments in controlled entities		**-**	(4)
- investments in listed entities and other corporations	3	**18**	235
- patents, trademarks and licences		**-**	4
- businesses		**2**	3
		113	425
Provisions			
- reduction in value of investments		**26**	41
Net (profit)/loss we have made on the sale of:			
- property, plant and equipment		**17**	(10)
- investments in controlled entities		**-**	(8)
- investments in listed entities and other corporations		**(2)**	(208)
- businesses		**(27)**	(1)
		(12)	(227)

Notes to the Half-Year Financial Statements (continued)

	Half-year ended 31 December 2001 $m	Half-year ended 31 December 2000 $m

3. Unusual items

The following items form part of the ordinary operations of our business but are considered unusual due to their nature and amount.

Profit before income tax expense has been calculated after crediting/(charging) unusual revenue and expense items from our ordinary activities as follows:

	2001 $m	2000 $m
Unusual items included in other revenue:		
- partial sale of our investment in Computershare Limited (i)	-	386
- writeback of Telstra Superannuation Scheme additional contribution liability (ii)	-	725
	-	1,111
Unusual items included in other expenses:		
- book value of partial sale of our investment in Computershare Limited (i)	-	(199)
Net unusual items	-	912
Income tax expense	-	(311)
Net unusual items after income tax expense	-	601

There are no transactions considered unusual for the half-year ending 31 December 2001. In the half-year ended 31 December 2000, we recorded the following unusual revenue and expense items:

(i) On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold approximately 53.3 million ordinary shares in Computershare Limited (Computershare) at $7.25 per share for $386 million.

As a result of this transaction, our voting interest in Computershare was reduced on 18 July 2000 to 26,636,460 ordinary shares (5.2% of the issued capital).

On 26 June 2001, we sold our remaining shareholding in this investment.

	Half-year ended 31 December 2000 $m
Revenue from partial sale of Computershare	386
Book value of investment in Computershare sold	(199)
	187
Tax effect at 34%	(64)
	123

Notes to the Half-Year Financial Statements *(continued)*

3. Unusual items (continued)

(ii) On 29 August 2000, the trustee of the Telstra Superannuation Scheme (TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to the TSS until 30 June 2011. As part of the terms of the release, we have agreed to provide such future employer contributions to the TSS as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of the TSS and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 148% as at 31 December 2000.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of the TSS at a satisfactory level.

We anticipate that the surplus in the TSS will continue and no employer contributions will be required in the current fiscal year or fiscal 2003 assuming the continued sound performance of the TSS.

The net present value of our commitment to the TSS was shown as a liability on our statement of financial position as at 30 June 2000. This liability has been written back to the statement of financial performance in the half-year ended 31 December 2000 and has increased our result as follows:

	Half-year ended 31 December 2000 $m
Writeback of TSS additional contribution liability	725
Tax effect at 34%	(247)
	478

Notes to the Half-Year Financial Statements (continued)

4. Income tax expense

	Half-year ended 31 December	
	2001	2000
	$m	$m
Notional income tax expense on profit agrees to actual income tax expense recorded as follows:		
Profit before income tax expense	3,093	4,042
Australian statutory rate of taxation	30%	34%
Notional income tax expense on profit calculated at 30% (2000: 34%)	928	1,374
Which is adjusted by the tax effect of:		
Lower rates of tax on overseas income	(11)	-
Share of associates' and joint venture entities' net losses	18	48
Estimated non-deductible expenditure	32	-
Attributed foreign source income	12	-
Under/ (over) provision of tax in prior years	21	(6)
Other adjustments	(8)	17
Income tax expense on profit	992	1,433
Effect of decrease in tax rates on deferred tax balances (i)	-	(13)
Income tax expense	992	1,420
Our income tax expense contains the following items:		
Current taxation provision	737	926
Movement in future income tax benefit	(71)	(71)
Movement in deferred income tax liability	305	571
Under/(Over) provision of tax in prior years	21	(6)
	992	1,420

(i) During the year ended 30 June 2000 the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000 the income tax rates were lowered from 36% to 34%. From 1 July 2001 the income tax rate was lowered from 34% to 30%. As a result we have restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This had the effect of lowering our deferred tax balances by $13 million for the half-year ended 31 December 2000.

Notes to the Half-Year Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure was adjusted throughout the half-year ended 31 December 2001. We have restated our comparative information at balance date as if the new business segments existed in prior years.

- ***Telstra Retail's*** primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra Country Wide.
  This business unit:
  - manages our information, connection and payphone services as well as our directories business; and
  - sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks.
- ***Telstra CountryWide*** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily addressed as for customers in metropolitan areas.
- ***Telstra Mobile*** is responsible for:
  - our mobile and wireless networks and associated systems within Australia; and
  - all mobile retail sales and after sales support, customer service, product development and pricing.
- ***Telstra International*** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, Singapore, New Zealand, Japan and Sri Lanka; and
  - our North American and European retail operations.
- ***Infrastructure Services*** responsibilities include:
  - planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
  - customer service installation and repairs; and
  - competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
- ***Telstra Wholesale*** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- ***Corporate Centre*** is responsible for:
  - finance & administration, legal & regulatory, human resources, and corporate relations.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

The following tables detail the major segments, based on the reporting structure as at 31 December 2001.

Half-year ended 31 December 2001

Business Units	Telstra Retail	Telstra Mobile	Telstra International	Infrastructure Services	Telstra Wholesale	Other	Eliminations	Total of segments
	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	6,472	1,767	688	104	1,210	25	-	10,266
Other revenue from external customers (before interest)	124	5	18	18	4	110	-	279
Total revenue from external customers (before interest)	6,596	1,772	706	122	1,214	135	-	10,545
Less revenues from sale of investments and dividends	39	-	10	-	-	-	-	49
Add inter-segment revenue (a)	242	21	1	894	483	498	(2,139)	-
Segment revenue	6,799	1,793	697	1,016	1,697	633	(2,139)	10,496
Segment result	3,848	739	27	(691)	1,093	(1,488)	(21)	3,507
Less share of joint venture entities' net losses	23	-	66	-	-	-	-	89
Less share of associated entities' net losses	1	-	3	-	-	-	-	4
Less net book value of investments sold	11	-	9	-	-	-	-	20
Add revenues from sale of investments and dividends	39	-	10	-	-	-	-	49
Profit before interest and income tax expense	3,852	739	(41)	(691)	1,093	(1,488)	(21)	3,443

Half-year ended 31 December 2000

Business Units	Telstra Retail (i)	Telstra Mobile (ii)	Telstra International	Infrastructure Services	Telstra Wholesale	Other (iii)	Eliminations	Total of segments
	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	6,323	1,581	543	161	1,138	12	-	9,758
Other revenue from external customers (before interest)	428	8	90	17	10	962	-	1,515
Total revenue from external customers (before interest)	6,751	1,589	633	178	1,148	974	-	11,273
Less revenues from sale of investments and dividends	390	-	71	-	-	-	-	461
Add inter-segment revenue (a)	163	15	232	979	395	433	(2,217)	-
Segment revenue	6,524	1,604	794	1,157	1,543	1,407	(2,217)	10,812
Segment result	3,651	705	161	(674)	1,059	(600)	(10)	4,292
Less share of joint venture entities' net losses	22	-	93	-	-	-	-	115
Less share of associated entities' net losses	49	-	-	-	-	-	-	49
Less net book value of investments sold	195	-	39	-	-	-	-	234
Add revenues from sale of investments and dividends	390	-	71	-	-	-	-	461
Profit before interest and income tax expense	3,775	705	100	(674)	1,059	(600)	(10)	4,355

(a) Generally most internal charges between business segments are made on a direct cost recovery basis. All internal telecommunications usage is accounted for at market value. We account for all international transactions between Australian and non-Australian businessesat market value.

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

(i) Unusual revenue of $386 million from the partial sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit before income tax expense by $187 million after including the impact of the related book value of our investment sold.

If SAB101 had been applied in the half-year ended 31 December 2000, Telstra Retail segment revenue would be adjusted to $6,625 million and profit would be adjusted to $3,873 million.

(ii) If SAB 101 had been applied in the half-year ended 31 December 2000, Telstra Mobile segment revenue would be adjusted to $1,592 million and profit would be adjusted to $696 million.

(iii) Unusual revenue of $725 million from the writeback of the Telstra Superannuation Scheme additional liability (refer note 3) is included in other segment revenue. This increased the other segment profit before income tax expense by $725 million.

	Half-year ended 31 December	
	2001	2000
Information about our products and services	**$m**	$m
Sales revenue from		
Basic access (a)	**1,343**	1,146
Local calls	**1,023**	1,113
National long distance calls	**1,295**	1,277
International telephone services	**216**	524
Mobile goods and services (a)	**1,753**	1,566
Data and internet services	**1,580**	1,645
Directory services (a)	**714**	622
Intercarrier services	**568**	499
Inbound calling products	**193**	229
Solutions management	**162**	146
Other sales and services	**1,419**	991
	10,266	9,758

(a) If SAB 101 had been applied in the half-year ended 31 December 2000, the following revenue categories would be adjusted (refer note 1 for further information):

	Half-year ended 31 December 2000 $m
Basic access	1,149
Mobile telecommunication services	1,554
Directory services	720

Notes to the Half-Year Financial Statements (continued)

6. Share of net losses of associates and joint venture entities

	Ownership interest as at 31 December		Half-year ended 31 December	
	2001	2000	2001	2000
	%	%	$m	$m
Our net loss from joint venture entities and associates has been contributed by the following entities:				
Joint venture entities				
- FOXTEL Partnerships	50.0	50.0	24	23
- Stellar Call Centres Pty Ltd	50.0	50.0	(2)	(1)
- TelstraClear Limited (i)	58.4	50.0	75	53
- Xantic 12 B.V. (formerly Station 12 B.V.)	35.0	35.0	-	35
- Telecom Services Kiribati Limited (ii)	-	49.0	-	(1)
- Harmony Telecommunications Pte Ltd (iii)	-	50.0	-	2
- Dynegy Connect LP (i)	-	20.0	12	4
- Reach Ltd (iv)	50.0	-	(20)	-
			89	115
Associated entities				
- IBM Global Services Australia Limited	22.6	22.6	(4)	(1)
- Australian-Japan Cable Holdings Limited	39.9	39.9	3	-
- Solution 6 Holdings Limited (v)	19.1	20.3	2	54
- ECard Pty Ltd	41.0	41.0	3	3
- PlesTel Operating Trust	-	-	-	(11)
- Myinternet Ltd (i)	21.1	13.7	-	4
			4	49
			93	164

(i) Refer to comments in Note 7.

(ii) We sold our investment in Telecom Services Kiribati Limited on 31 May 2001.

(iii) On 1 April 2001 we sold our interest in Harmony Telecommunications Pte Ltd to DataOne Corporation Pte Ltd (DataOne) in exchange for a 20% interest in DataOne. DataOne is considered to be a joint venture entity as we have joint control over decision making. Our share of the losses from this company are insignificant for the six months ended 31 December 2001.

(iv) On 7 February 2001 Reach Ltd was created as a result of the completion of our strategic alliance with PCCW.

(v) Our investment in Solution 6 Holdings Limited has decreased due to a dilution in our shareholding.

Notes to the Half-Year Financial Statements (continued)

7. Investment changes

Below is a list of changes in the composition of the Telstra Group from 30 June 2001.

Name of entity	Country of incorporation	Date of change in investment	Immediate parent: % acquired/ disposed	Immediate parent: % of equity held after change in investment
Additions				
Controlled entities				
RWC, HK Limited	Hong Kong	17 August 2001	100.0	100.0
TelstraClear Limited(i)	New Zealand	12 December 2001	8.4	58.4
• TelstraSaturn Holdings Limited (i)	New Zealand	12 December 2001	100.0	100.0
• Clear Communications Limited (i)	New Zealand	12 December 2001	100.0	100.0
• ZFREE Limited (i)	New Zealand	12 December 2001	100.0	100.0
• ZTALK Limited (i)	New Zealand	12 December 2001	100.0	100.0
• CLEAR Communications (Australia) Pty Limited (i)	Australia	12 December 2001	100.0	100.0
• Kiwi Cable Company Limited (i)	New Zealand	12 December 2001	100.0	100.0
• Netlink Limited (i)	New Zealand	12 December 2001	100.0	100.0
• Paradise.Net Limited (i)	New Zealand	12 December 2001	100.0	100.0
• Saturn Communications Limited (i)	New Zealand	12 December 2001	100.0	100.0
Investment Funding Pty Ltd	Australia	19 December 2001	100.0	100.0
Keytec Nominees Pty Limited (ii)	Australia	15 November 2001	60.0	100.0
Associated entities				
CityLink Limited (iii)	New Zealand	12 December 2001	27.1	27.1
Joint venture entities				
TNAS Limited (iii)	New Zealand	12 December 2001	50.0	50.0
Disposals and liquidations				
Controlled entities				
Camtech Asia IT & T Sdn Bhd	Malaysia	30 September 2001	95.0	-
Telstra eConnect LLC (iv)	United States	19 December 2001	100.0	-
Joint venture entities				
Dynegy Connect LP (v)	United States	16 September 2001	20.0	-
Other significant investment changes				
Nobil Information Technology Corporation Inc (vi)	Canada	1 July 2001		
North Point Telecommunications Inc. (vi)	United States	19 December 2001		
Telstra Vishesh Communications Private Limited (vii)	India	1 May 2001		
Myinternet Ltd (vii)	Australia	26 July 2001		
Telstra New Wave Pty Ltd (vii)	Australia	22 August 2001		
Telstra Enterprise Services Pty Limited (vii)	Australia	29 August 2001		
Telstra International HK Limited (vii)	Hong Kong	9 November 2001		
Keycorp Limited (viii)	Australia			47.9

Notes to the Half-Year Financial Statements (continued)

7. Investment changes (continued)

(i) TelstraSaturn Limited changed its name to TelstraClear Limited on 12 December 2001. This coincided with our acquisition of a further 8.4% shareholding in this entity, giving us a controlling interest. Prior to this date, TelstraSaturn Limited was a joint venture entity and equity accounted.

(ii) On 15 November 2001, we acquired an additional 60% shareholding in Keytec Nominees Pty Limited (Keytec) giving us a controlling interest. Prior to this date, Keytec was classified as an associate.

(iii) CityLink Limited and TNAS Limited are investments of TelstraClear Limited. Both entities are associates of the TelstraClear Limited group.

(iv) Telstra eConnect LLC was liquidated on 19 December 2001.

(v) On 16 September 2001, we exercised a put option requiring Dynegy Inc. to return our 20% investment in Dynegy Connect LP. As at 31 December 2001, we transferred the investment balance to other current receivables. We expect to receive the carrying amount in full, however final settlement is currently subject to litigation.

(vi) The following mergers occurred during the half-year ended 31 December 2001:

- Nobil Information Technology Corporation Inc. was merged into Tillsmith Systems Inc. on 1 July 2001.
- North Point Telecommunications Inc. was merged into Telstra Inc. on 19 December 2001.

(vii) The following entities also changed names:

- Telstra Vishesh Communications Limited changed its name to Telstra Vishesh Communications Private Limited on 1 May 2001;
- myinternet.com.au Pty Ltd changed its name to Myinternet Ltd on 26 July 2001;
- Telstra R&D Management Pty Ltd changed its name to Telstra New Wave Pty Ltd on 22 August 2001;
- Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Limited on 29 August 2001; and
- Telstra Retail (HK) Limited changed its name to Telstra International HK Limited on 9 November 2001.

(viii) Our interest in Keycorp Limited (Keycorp) has decreased to 47.9% (from 50.75% at 30 June 2001) due to three separate dilutions in our shareholding. We have maintained control of the company through our representation on the Board of Directors and as such we have continued to consolidate the Keycorp group into our financial report.

Notes to the Half-Year Financial Statements (continued)

8. Contingent liabilities and contingent assets

There have been no significant changes from 30 June 2001 to guarantees, indemnities and support provided by us, or to legal actions against us, which gave rise to contingent liabilities or contingent assets except as noted below:

On 22 October 2001, our controlled entity Hong Kong CSL Limited has indemnified a financial institution to the value of A$63 million (HK$250 million). The financial institution has provided a performance bond to the Hong Kong Government pursuant to our obligations under the third-generation mobile telecommunication services license.

9. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 31 December 2001 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of affairs;

other than:

FOXTEL

- Since 31 December 2001 our 50% owned partnership FOXTEL has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Foxsports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately $46 million per annum. The guaranteed minimum number of subscribers under this new agreement has already been exceeded.

- Subject to certain conditions being met, FOXTEL has granted a non-exclusive licence to Optus Vision Pty Limited (Optus) to distribute FOXTEL subscription television channels on the Optus Television cable pay TV service, for the period 1 November 2002 to 31 December 2010. Subject to the consent of content providers, FOXTEL will supply some Optus channels over the FOXTEL platforms. FOXTEL will assume certain minimum subscriber obligations of Optus under its movie and other content arrangements. Our share of these obligations is up to a maximum of approximately $275 million. Optus will pay fees to FOXTEL for a guaranteed minimum number of subscribers, which decreases FOXTEL's commitments; and

- FOXTEL has entered into a 15 year agreement to acquire capacity on the Optus C1 satellite. Our share of this commitment is $25 million per annum, increasing to $30 million per annum over the term.

Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners' share of these commitments, should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). The principles of AGAAP differ in certain respects from accounting principles generally accepted in the United States (USGAAP). For an explanation of the significant differences between AGAAP and USGAAP, refer to note 30 of the 30 June 2001 financial statements. The following tables are provided to supplement those disclosures for the half-year ended 31 December 2001.

	Half-year ended 31 December	
	2001	2000
	$m	$m
Reconciliation of net income to USGAAP		
AGAAP Net income reported in statement of financial performance	2,098	2,623
Adjustments required to agree with USGAAP		
Property, plant and equipment	(94)	(86)
Retirement benefit gain / (expense)	161	(416)
Amortisation of software assets	-	(25)
Income tax benefit	43	409
Employee compensation expense	(25)	(9)
Mobile phone subsidies	15	72
Redundancy and restructuring provision - fiscal 2000 reversal	(89)	(285)
Revenue recognition	-	(115)
Derivative financial instruments and hedging activities	(73)	(121)
PCCW convertible note	(34)	-
Equity accounting adjustment for Reach Ltd	16	-
Consolidation adjustment for Regional Wireless Company (RWC)	(27)	-
Consolidation adjustment for TelstraClear Limited	8	-
Net income per USGAAP	1,999	2,047
Statement of financial performance measured and classified per USGAAP		
Operating revenue	10,266	9,847
Operating expenses:		
Labour	1,480	1,547
Direct cost of sales	1,774	1,624
Depreciation and amortisation	1,696	1,516
Other operating expenses	2,006	1,694
Total operating expenses	6,956	6,381
Operating income	3,310	3,466
Net interest expense	(398)	(320)
Dividend income	-	10
Share of net losses of associates and joint venture entities	(55)	(140)
Other income	98	296
Net income before income tax expense and minority interests	2,955	3,312
Income tax expense	953	1,104
Net income before minority interests and cumulative effect adjustments	2,002	2,208
Minority interests	(3)	1
Net income before cumulative effect adjustments	1,999	2,209
Cumulative effect of changes in accounting principles, net of tax	-	(162)
Net income per USGAAP	1,999	2,047

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Half-year ended 31 December	
	2001	2000
	$m	$m
USGAAP Earnings per share		
Net income per USGAAP	1,999	2,047
	¢	¢
Basic earnings per share before cumulative effect of change in accounting principles	15.6	17.2
Revenue recognition	-	(1.1)
Derivative financial instruments and hedging activities	-	(0.1)
Basic earnings per share per USGAAP (cents)	15.6	16.0
Dilutive earnings per share before cumulative effect of change in accounting principles	15.6	17.2
Cumulative effect of change in accounting principles (net of tax):		
Revenue recognition	-	(1.1)
Derivative financial instruments and hedging activities	-	(0.1)
Diluted earnings per share per USGAAP (cents)	15.6	16.0
	Number (in millions)	
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (i)	12,780	12,758
Weighted average number of employee share options exercised during the half-year	44	65
Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations	12,824	12,823

(i) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations	Number (in millions)	
Number of shares used for AGAAP earnings per share calculations	12,867	12,867
Adjusted for weighted average TESOP 97 and 99 options outstanding during the half-year	(87)	(109)
Number of shares used for USGAAP basic earnings per share calculations	12,780	12,758

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	As at 31 December 2001 $m	2000 $m
Reconciliation of shareholders' equity to USGAAP		
AGAAP shareholders' equity per statement of financial position	14,527	13,234
Cumulative adjustments required to agree with USGAAP		
Property, plant and equipment	529	729
Listed investments	112	346
Dividend payable	1,415	1,029
Retirement benefits	3,776	3,309
Income tax	(1,220)	(1,223)
Minority interests	(531)	(25)
Employee share loans	(250)	(307)
Mobile phone subsidies	(15)	(102)
Redundancy and restructuring provision - fiscal 2000	5	201
Revenue recognition	-	(115)
Derivative financial instruments and hedging activities	(199)	(161)
PCCW convertible note	(251)	-
Sale of Global Wholesale Business to Reach Ltd	(882)	-
Equity accounting adjustment for Reach Ltd	33	-
Consolidation adjustment for Regional Wireless Company	1,092	-
Consolidation adjustment for TelstraClear Limited	(38)	-
Shareholders' equity per USGAAP	18,103	16,915
Statement of financial position measured and classified per USGAAP		
Current assets		
Cash	652	941
Accounts receivable, net	3,903	3,876
Inventories	286	379
Deferred tax asset	221	260
Other assets	641	434
Total current assets	5,703	5,890
Non current assets		
Receivables	1,339	592
Inventories	22	35
Investments - accounted for using the equity method	265	401
Investments - other non current	1,509	604
Property, plant and equipment	43,505	41,353
Accumulated depreciation	(19,282)	(18,080)
Intangible assets, net	4,066	509
Prepaid pension assets	3,776	3,309
Other assets	2,171	1,938
Total non current assets	37,371	30,661
Total assets	43,074	36,551

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	As at 31 December 2001 $m	2000 $m
Statement of financial position measured and classified per USGAAP (continued)		
Current liabilities		
Payables	2,525	2,281
Borrowings - short term debt	2,424	3,462
Borrowings - long term debt due within one year	1,085	196
Income tax payable	476	618
Provisions	446	594
Revenue received in advance	859	720
Total current liabilities	7,815	7,871
Non current liabilities		
Payables	164	339
Borrowings - long term debt	11,865	7,081
Income tax payable	45	137
Deferred tax liability	3,226	2,722
Provisions	858	839
Revenue received in advance	462	622
Total non current liabilities	16,620	11,740
Total liabilities	24,435	19,611
Minority interests	536	25
Shareholders' equity		
Contributed equity	6,433	6,433
Share loan to employees	(250)	(307)
Additional paid in capital from employee share plans	317	292
Total share capital	6,500	6,418
Accumulated other comprehensive income (reserves)	205	200
Retained earnings	11,398	10,297
Total shareholders' equity	18,103	16,915
Total liabilities and shareholders' equity	43,074	36,551

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Half-year ended 31 December	
	2001	**2000**
	$m	**$m**
Total comprehensive income disclosure		
Total comrehensive income is calculated by adding net income and other comprehensive income.		
Net income per USGAAP	**1,999**	2,047
USGAAP other comprehensive income	**(327)**	(372)
USGAAP Total comprehensive income	**1,672**	1,675

Directors' Declaration

The directors of Telstra Corporation Limited have made a resolution that declared:

(a) the financial statements and notes, set out on pages 2 to 25, of the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 31 December 2001 and performance, as represented by the results of the operations and cash flows, for the half-year ended 31 December 2001; and

(iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.

(b) at the date of this declaration, in the directors' opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable.

For and on behalf of the Board

Robert C Mansfield
Director

Ziggy Switkowski
Chief Executive Officer and Managing Director

Date: 6 March 2002
Melbourne, Australia

Independent Review Report

To the Members of Telstra Corporation Limited

Scope

I have reviewed the financial report of Telstra Corporation Limited (the Telstra Entity) for the half-year ended 31 December 2001 as set out on pages 2 to 26, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Telstra Entity and the entities it controlled at the end of the half-year, or during the half-year (the Telstra Group). The Telstra Entity directors are responsible for the financial report. I have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to my attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", and, other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with my understanding of the Telstra group financial position, and performance as represented by the results of its operations and its cashflows. I have also conducted my independent review in order for the Telstra Entity to lodge the financial report with the Australian Securities and Investment Commission.

My review has been conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, applicable to review engagements. The review was limited primarily to inquiries of the Telstra Group's personnel and conduct of analytical review procedures applied to the financial data. These review procedures do not provide all the evidence that would be required in an audit. Thus the level of assurance provided is less than that given in an audit. Consequently, I have not performed an audit and, accordingly, I do not express an audit opinion.

I have also reviewed quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 10 to the financial report. I have reviewed note 10 in order to state whether, in all material respects, anything has come to my attention that would indicate that it does not present fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

Review Statement

As a result of my review, which is not an audit, I have not become aware of any matter that makes me believe that the half-year financial report of the Telstra Group is not in accordance with:

(a) the Corporations Act 2001, including:
- (i) giving a true and fair view of the Telstra Group's financial position as at 31 December 2001 and its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Independent Review Report (continued)

Review Statement (continued)

Further, as a result of my review, I have not become aware of any matter that would indicate that note 10 does not present fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

PJ Barrett
Auditor-General

Date: 6 March 2002
Canberra, Australia

Directors' report

The directors present their report on the consolidated entity (Telstra or Telstra Group) consisting of Telstra Corporation Limited (Telstra Entity) and the entities it controlled at the end of or during the half-year ended 31 December 2001. Financial comparisons used in this report are of results for the half-year ended 31 December 2001 compared with the half-year ended 31 December 2000.

Results of operations

Telstra's net profit for the half-year was $2,098 million (2000: $2,623 million). This was after:

- deducting income tax expense of $992 million (2000: $1,420 million); and
- allowing for net profit attributable to outside equity interests in controlled entities of $3 million (2000: net loss of $1 million).

Review of operations

Our operating result in the half-year ended 31 December 2001 has declined compared with the corresponding period in the prior year, primarily due to the inclusion of a number of favourable one off items in the prior corresponding period. These included the partial sale of our interest in Computershare Limited ($123 million after tax) and the release of our obligations under the Telstra Additional Contributions agreement to the superannuation fund ($478 million after tax). We have also experienced modest sales revenue growth during the current period whilst continuing to focus on cost containment.

Sales revenue increased by $508 million to $10,266 million due to:

- continued strong growth in mobile services, intercarrier and fixed to mobile due to increased call volumes and higher mobile customer numbers. Partially offsetting this growth is the decline in data and internet services revenue due to general economic downturn particularly in the IT industry;
- ongoing implementation of our rebalancing initiatives resulting in increased basic access revenue and decreases in local call and national long distance revenues; and
- the inclusion of $577 million in revenues from our 60% owned Asian controlled entity, known as the Regional Wireless Company (RWC). This is partly offset by a reduction in sales revenue from our global wholesale business of $407 million following its sale to our 50% owned Asian joint venture Reach Ltd in February 2001.

Operating expenses (before borrowing costs and share of net losses of associates and joint venture entities) increased $255 million to $7,009 million due to the following:

- direct cost of sales increased due to higher volumes of outgoing calls terminating on other carriers' networks and an increase in mobile handset sales;
- depreciation and amortisation increased due to continued capital expenditure on our communications plant asset base and ongoing software development, together with $142 million of depreciation and amortisation relating to our Asian controlled entity RWC;
- labour expenses decreased due to reduced staff numbers, partly offset by higher costs resulting from outsourcing arrangements and employee redundancies; and
- discretionary spending declined due to strong cost management.

Borrowing costs increased $66 million to $417 million due to a higher level of net debt following investment in our Asian ventures.

Our share of net losses of associates and joint venture entities decreased to $93 million (2000: $164 million). This is after taking into account our share of profits from our Asian joint venture Reach Ltd ($20 million) and our share of losses, including restructuring provisions and asset write offs recognised as pre-acquisition costs just prior to gaining control of TelstraClear Limited ($75 million).

Our free cash flow increased 15.9% to $1,373 million after improved cash inflow from our operating activities and a decrease in outflows for capital expenditure. Operating capital expenditure declined 16.0% to $1,662 million following tight control of our capital expenditure program. Investment expenditure has remained constant at $100 million with the major component relating to our additional 8.43% acquisition of a controlling interest in TelstraClear Limited ($40 million).

Underlying results from operations

We have taken the reported results and adjusted for the once off items that have occurred in the half-year ending 31 December 2001 and the corresponding period in fiscal 2000, so that a like for like comparison of results can be made. On a normalised basis:

- our sales revenue has increased by 2.0% to $9,625 million with total underlying revenue (excluding borrowing costs) increasing by 2.1%.
- our underlying operating expenses (before depreciation, amortisation and borrowing costs) was contained to 1.2% after continued focus on our ongoing cost reduction programme. Total underlying expenses (before borrowing costs) increased by 2.2%.

This has enabled us to grow our underlying earnings before borrowing costs and tax by 2.0% to $3,583 million (2000: $3,514 million).

Dividends

The directors have declared an interim dividend of 11 cents per share ($1,415 million) fully franked representing an increase of 3 cents per share from the equivalent declaration in the prior year. The dividend will have a record date of 22 March 2002 with the payment to be made on 29 April 2002. The dividend will be franked at a tax rate of 30%.

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2002 earnings. While the interim dividend has been increased to the same level as the prior fiscal year's final dividend, it should not be assumed that the final dividend in the current year would be increased. The directors can give no assurance as to the future level of franking of dividends. This is because these matters depend upon, among other factors, our earnings, government legislation and announcements, and our tax position.

Events after balance date

Since 31 December 2001, our 50% owned partnership FOXTEL entered into a number of agreements as follows:

- we have entered an agreement with FOXTEL enabling us to resell FOXTEL's subscription TV service together with our existing product lines. This in turn enables our customers to bundle subscription TV with telephone and internet services on a single Telstra bill. We will also have the right to set the retail price and offer discounts on any service packages;
- subject to certain conditions being met, including appropriate regulatory approvals, an agreement was entered with Optus Vision Pty Limited (Optus) to resell FOXTEL subscription television channels on the Optus Television cable network in return for FOXTEL assuming certain of Optus' minimum subscriber guarantee obligations. Subject to the consent of content providers, FOXTEL will also supply some Optus content over existing FOXTEL platforms;
- FOXTEL has entered a 15 year agreement to acquire capacity on the Optus C1 satellite scheduled to launch in late 2002; and
- FOXTEL has entered a perpetual pay television programming agreement for the supply of FoxSports programs with a discount for additional subscribers.

Directors

Retirement of directors

N Ross Adler, Malcolm G Irving and Elizabeth A Nosworthy retired from office at the annual general meeting held on 16 November 2001. The board wishes to extend thanks to the directors for their valued contribution during their terms of office and welcomes the appointment of new directors.

Directors who held office during, and since, the half year

Robert C Mansfield	- chairman and director
John T Ralph	- deputy chairman and director
Zygmunt E Switkowski	- chief executive officer and managing director
N Ross Adler	- director until 16 November 2001
Samuel H Chisholm	
Anthony J Clark	
John E Fletcher	
Belinda J Hutchinson	- director since 16 November 2001
Malcolm G Irving	- director until 16 November 2001
Catherine B Livingstone	
Charles Macek	- director since 16 November 2001
Donald G McGauchie	
Elizabeth A Nosworthy	- director until 16 November 2001
William A Owens	- director since 16 November 2001
John W Stocker	

This report is made in accordance with a resolution of the directors.

Robert C Mansfield
Chairman and Director
6 March 2002

Ziggy Switkowski
Chief Executive Officer and Managing Director
6 March 2002

Telstra

6 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Analyst Briefing

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

Telstra Corporation Limited 2002 Results Overview

Dr Ziggy Switkowski

Chief Executive Officer

Strong Cash Flow Growth and Capital Management

- Underlying Result

($ billions except EPS/DPS) [1]	1H01	1H02	% Δ
Sales Revenue	9.44	9.63	↑ 2.0
Operating Expenses	4.72	4.78	↑ 1.2
EBIT	3.51	3.58	↑ 2.0
NPAT & MI	2.10	2.23	↑ 6.0
EPS (cents)[2]	16.4	17.4	↑ 6.0
DPS (cents)	8.0	11.0	↑ 37.5
Free Cash Flow	**1.19**	**1.37**	↑ **15.9**
Operating Capex	**2.04**	**1.72**	↓ **(15.8)**
Reported Sales	9.76	10.27	↑ 5.2
Reported EBIT	4.36	3.44	↓ (20.9)

1 Underlying result for 1H02 excludes Regional Wireless Company, Reach, KeyCorp, TelstraClear, Asset Sales, Diminution of Investments, Redundancy expense. 1H01 result includes SAB101, excludes, asset sales, Diminution in Investments, Superannuation write back, Global Wholesale, tax rate change & restructuring expense.

2 Based on 12,867 million shares

Telstra

First Half Achievements

	Initiatives	Result
Customers & Revenues	• Service Focus • Pricing • MNP • Churn reduction • Online Services Strengthened • TCW	• Metrics improved again • Handset subsidies removed • Attracting higher value customers • Value pricing, service, packaging • 75% of lines ADSL enabled • Broadband, extended zones
Efficiency	• NGCR 1, NGCR 2 • Office of Productivity • Six Sigma	• Delivered on commitments • Ongoing efficiency • Process re-engineering
Organisation	• Expansion • Investment Review • Capex • Balance Sheet Management • RIOC, ROE focus	• Level 3, Clear • Capex down 16% • S&P upgrade to AA-

Driving Returns on Capital Expenditure



CAPEX / Sales %
30
25
20
15
10
5
28.2
22.9
24.8
25
22
16.7
HFC
FMO
CDMA
ADSL
DMO
CAN Upgrade
2.5G
1997
1998
1999
2000
2001
1H02

- Lower capex delivered
  - $1.7bn 1H02 down 16%
  - ROIC driver
- Increased management focus
- Managing down costs of inputs
- Looking forward 3G & 1XRTT spends aligned with demand

Driving Productivity



Labour Exp / Sales %
35
30
25
20
15
10
5
33
21.9
18.6
14.6
16.7
15.2
Best Practice (Europe) 15%
1997
1998
1999
2000
2001
1H02

Initiatives	Delivered
NGCR 1	• 10,000 staff reduction • $550m costs out 00/01 • Further savings identified
NGCR 2	
Office of Productivity	Ongoing
Six Sigma	Ongoing

Telstra

Driving Customer Satisfaction

Activation CSG Performance Levels



100%
95%
90%
85%
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01

Assurance CSG Performance Levels



100%
95%
90%
85%
80%
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01

Service Operations - TIO Complaints



60
50
40
30
20
10
0
%
Service/Total
Aug-98
Oct-98
Dec-98
Feb-99
Apr-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01

Telstra

Outlook - Growth Catalysts

- Mobiles growth
- Broadband acceleration
- Foxtel developments
- Pacific Access potential
- International opportunity
- Data leveraged to economy
- Productivity Commission recommendations positive
- Industry growth & rationalisation

Telstra

Outlook - Milestones

- Revenue Growth > Expense Growth
  - Expenses improving second half
  - Margins improving second half
- Deliver on productivity programs
  - 10,000 staff reduction
  - $550m costs out in 00/01
  - Further savings identified
- Core Capex (domestic)
  - FY 2002 – around $3.5bn
  - Capex control sustainable going forward
- Strong growth in free cashflow
- Continued M&A discipline
  - EPS positive after second year
  - Company to maintain 6 times interest coverage

Telstra

Strategy - Delivering

Full Service Provider


Domestic Retail
International
Infrastructure Services
Applications
Wholesale

Our challenge is to increase shareholder value

- Leading positions in Mobiles, data and internet.
- Strongest domestic franchise and leading brand
- Largest international carrier of voice and data in Asia
- Strong growth in free cash flow +16%
- Solid financial position
  - AA credit rating
  - strong margin & ROE
- Tight capex and expense control
- Leveraged to sector growth and further industry rationalisation

Telstra


Telstra
Telstra Corporation Limited
2002 Half Year Results
David Moffatt
Chief Financial Officer

Changed Industry Dynamics

Capital flowed in as industry de-regulated


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
US$m
Deregulation
Capital Raised*
1994
1995
1996
1997
1998
1999
2000
2001
Year

* Source: Broker estimates - debt and equity

Telstra

Changed Industry Dynamics
Driving competitive prices


120
115
110
105
100
95
90
CPI Index
Telco
CPI
1994
1995
1996
1997
1998
1999
2000
2001
Year

Source: ABS

Changed Industry Dynamics
Only few making returns on capital employed


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Millions
1994
1995
1996
1997
1998
1999
2000
2001
Year
Profit
Telstra
Industry
(including Telstra)

Source: Company Annual Reports

Changed Industry Dynamics

Industry Growth temporarily slowed from 8-12% pa



14%
12%
10%
8%
6%
4%
2%
0%
% Growth
Revenue Growth pa
1994
1995
1996
1997
1998
1999
2000
2001
Year

Source: ABS

Telstra

Foundations for Profitable Growth in Place

Industry Drivers	Telstra management's response
• Sector growth - temporarily slowing	**Strong margin & ROE maintained**
• Strategic position	**Risk management enables growth**
• Strong free cash flow growth	**Working capital, fixed asset turn, margin**
• Capital management	**Integrated "strategic" & business process ROIC/Payback**
• Customer relationships	**Strong brand, service metrics up, high Mobiles & Internet growth**
• Productivity	**Continual focus on efficiency in processes**
• Acquisitions	**Clear 1.1x revenue; Level 3(20% NTA), EPS +ve Yr 2**
• Balance sheet	**Liquidity, cost of capital, ratings benefits**

Telstra is in an excellent competitive position

Telstra

Reported Results

Strong Cashflow & CAPEX Mgt

($ billions except EPS & DPS)	1H00	1H01	1H02	% Δ*
Sales Revenue	9.29	9.76	10.27	5.2
EBIT (1)	3.31	4.36	3.44	(20.9)
NPAT & MI (1)	2.09	2.62	2.10	(20.0)
EPS (cents)	16.3	20.4	16.3	(20.0)
Free Cashflow	**0.56**	**1.19**	**1.37**	**15.9**
Operating CAPEX	**2.20**	**2.04**	**1.72**	**(15.8)**
Ordinary DPS (cents)	8.0	8.0	11.0	37.5

1. The reported results for 1H01 includes two signiifcant one off items:
   - Sale of Computershare $386 million increase to revenue, $199 million increase to expenses, $187 million increase to EBITDA and EBIT, $123 million increase to NPAT
   - Superannuation writeback $725 million increase to revenue, EBITDA, EBIT, and $478 million increase to NPAT

* = percent change based on 1H02 compared to 1H01. % based on actual numbers.

Telstra

Underlying(1) Results

Margins maintained in a competitive environment

($ billions except EPS & EBITDA Margin)	1H01	1H02	% Δ*
Sales Revenue	**9.44**	**9.63**	**2.0**
Total revenue (excl. Interest)	9.58	9.78	2.1
Operating Expenses	4.72	4.78	1.2
EBITDA	**4.85**	**5.00**	**3.0**
Depreciation & Amortisation	1.34	1.42	5.7
EBIT	**3.51**	**3.58**	**2.0**
NPAT & MI	2.10	2.23	6.0
EPS (cents) (2)	**16.4**	**17.4**	**6.0**
EBITDA Margin (%)	**51.4**	**51.9**	**0.5**

1 Underlying result for 1H02 excludes Regional Wireless Company, Reach, KeyCorp, TelstraClear, Telstra Saturn, Asset sales, Diminution of Investments and Restructuring expenses. 1H01 result – includes SAB101 adjustment and excludes asset sales, Diminution of Investments, Superannuation writeback, Restructuring Expenses,Global Wholesale & tax rate change

• Based on 12,867 million shares

* = *percent change based on 1H02 compared to 1H01. % based on actual numbers.*

Telstra

Underlying Sales – Basic Access, Mobiles, Internet strong

Growth in Revenue from

	A$m	% (1)	Movement + A$m
Basic Access	1,343	16.9	194
Mobile Services	1,631	13.2	190
Internet, Frame, ATM	490	21.0	85
Fixed to Mobile	707	12.0	76
Intercarrier	568	8.4	44
Mobile Handsets	122	8.0	9

Offset by falls in

	A$m	% (1)	Movement - A$m
ISDN, Other data	1,090	(11.5)	-141
Other Sales	1,133	(8.9)	-110
Local Calls	1,023	(8.1)	-90
Fixed to Fixed	588	(9.0)	-58
Directories	714	(0.8)	-6
International (1)	216	(3.6)	-8

Underlying Sales Growth +2.0% to $9.63 billion

1 compared to half year ended 31 December 2000

Telstra

Basic Access Revenues +17%



+17%
$1,149m
$1,343m
$139m
$169m
+22%
Wholesale
Retail
$1,010m
$1,174m
+16%
1H01
1H02
Revenue
-0.7%
10.07m
10.00m
1.47m
1.32m
-10%
Wholesale
Retail
8.60m
8.68m
+1%
1H01
1H02
Basic Access Lines in service (in millions)

Telstra

Double Digit Mobiles Growth +13%

Mobile subscribers continue to grow ...



Prepaid
Postpaid
Mobile Minutes
millions
6
5
4
3
2
1
0
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
27%

Churn is under control



% per month
2
1.6
1.2
0.8
0.4
0
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01

... and Post-paid ARPU is being maintained...



A$
70
60
50
40
30
20
10
0
Post-paid
Total
Pre-paid
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01

Telstra

Data & VAS Driving Mobiles Growth +63%



+63%
$241m
$148m
$64m
+49%
$70m
+21%
+128%
$43m
Messagebank®
$58m
Int. roaming
$47m
Data
HY2001
HY2002

Mobile data & VAS



+42%
9
24
39
57
65
71
75
81
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01

Monthly SMS (Million)
Mobile Originating only

Telstra

® = Registered Trademark of Telstra Corporation Limited

Internet, Frame, ATM Products Growing +21%


ATM & Frame Ends (Nos)
32000
24000
16000
8000
0
Frame ends
ATM ends
1H00
1H01
1H02
+21%
$405m
$490m
$229m
$240m
+5%
Frame & ATM[1]
Internet
$176m
$250m
+42%
1H01
1H02
Revenues
+176%
464
796
1280
1H00
1H01
1H02
Narrowband Customers (000s)
+455%
22
67
122
1H00
1H01
1H02
Broadband Subscribers (000s)

1. Includes Telstra Wideband and Digital Access Network of $1million in 1H01 and $17 million in 1H02

Fixed-to-Mobile Revenue +12%


+12%
$631m
$707m
1H01
1H02
Revenue


+14%
1,601
1,667
1,833
1H01
2H01
1H02
Fixed-to-Mobile minutes (millions)

Increased Mobile SIOs drives fixed line substitution

Telstra

Underlying Sales – Basic Access, Mobiles, Internet strong

Growth in Revenue from	A$m	% (1)	Movement + A$m	Offset by falls in	A$m	% (1)	Movement - A$m
Basic Access	1,343	16.9	194	ISDN, Other data	1,090	(11.5)	-141
Mobile Services	1,631	13.2	190	Other Sales	1,133	(8.9)	-110
Internet, Frame, ATM	490	21.0	85	Local Calls	1,023	(8.1)	-90
Fixed to Mobile	707	12.0	76	Fixed to Fixed	588	(9.0)	-58
Intercarrier	568	8.4	44	Directories	714	(0.8)	-6
Mobile Handsets	122	8.0	9	International (1)	216	(3.6)	-8

Underlying Sales Growth +2.0% to $9.63 billion

Telstra

1 compared to half year ended 31 December 2000

ISDN, Other Data -11%



$1,231m
-11%
$1,090m
$131m
$125m
$153m
$172m
$650m
Other (1)
Leased lines
FaxStream®
Data Lines
ISDN
$57m
$95m
$148m
$177m
$613m
-56%
-24%
-4%
+3%
-6%
1H01
1H02

Revenue



+53%
861
1,175
1,320
1H00
1H01
1H02

ISDN Access Line Equiv (000's)

Telstra

1. Other includes International leased lines of $86 million in 1H01 and $43million in 1H02 and Packet Switching (excl Frame & ATM) of $46 million 1H01 and $14 million in 1H02

Other Sales & Service –9%


$1,243m
-9%
$1,133m
$147m
$146m
$229m
$369m
$352m
CPE
Solutions Mgt.
Inbound Calling
Other
Controlled Entities
$125m
$162m
$193m
$367m
$286m
-15%
+11%
-16%
-19%
1H01
1H02
Revenue

Telstra

Local Call Revenue –8%


-8%
$1,113m
$1,023m
$174m
Wholesale
$155m
-11%
Retail
-8%
1H01
1H02
Revenue
-3%
5,675
5,523
5,511
1H01
2H01
1H02
Local Calls (Millions)

Telstra

STD Revenue –9%



-9%
$646m
$588m
1H01
1H02

Revenue



4,464
4,369
4,466
1H01
2H01
1H02

Fixed-to-fixed minutes (Millions)

Telstra

Underlying Sales – Basic Access, Mobiles, Internet strong

Growth in Revenue from

	A$m	% (1)	Movement + A$m
Basic Access	1,343	16.9	194
Mobile Services	1,631	13.2	190
Internet, Frame, ATM	490	21.0	85
Fixed to Mobile	707	12.0	76
Intercarrier	568	8.4	44
Mobile Handsets	122	8.0	9

Offset by falls in

	A$m	% (1)	Movement - A$m
ISDN, Other data	1,090	(11.5)	-141
Other Sales	1,133	(8.9)	-110
Local Calls	1,023	(8.1)	-90
Fixed to Fixed	588	(9.0)	-58
Directories	714	(0.8)	-6
International (1)	216	(3.6)	-8

Underlying Sales Growth +2.0% to $9.63 billion

Telstra

1 compared to half year ended 31 December 2000

Implementing Processes Management


18%
25%
57%
Primary focus of projects
improve growth
cost reduction only[1]
improve customer performance[1]
CEO
Telstra Retail
Telstra Mobiles
Telstra Country Wide
Infrastructure Services Wholesale
Networks
Networks
The customer view
Process Management

Six Sigma ...beginning the journey

Telstra

1 most growth and customer performance projects will also result in cost reduction

Process Improvement Drives Cost Control


+1.2%
$4,723m
$4,779m
$1,550m
$1,390m
$1,612m
$1,685m
$1,561m
$1,704m
1H01
1H02

Underlying operating expenses[1]

Labour -10%
Employee reduction by 9.7% to 44,595
Pay increases

Direct Cost of Sales +5%
Network payments
Mobile handset sales/subsidies

Other operating exp. +9%
IT costs and service payments
Doubtful debts expense
- Prior year writeback of settled disputed accounts

Discretionary costs reduced

Telstra

- *Normalised for, RWC, Keycorp, Clear, asset sales, restructuring costs and investment write-downs. 1H01 normalised for* Global Wholesale,asset sales, diminution in investments and restructuring costs

Depreciation & Amortisation[1] +6%



+6%
$1,341m
$1,417m
$194m
$152m
$161m
$834m
+5%
Other
Mobile
Network
$215m
$115m
$164m
$923m
1H01
1H02

Amortisation	**+11%**
Increased Software Amortisation Software amortised over 5 years.	
Other Depreciation	-24%
Smaller Vehicle fleet Sale & lease back of Midrange IT equipment in 1H '01	
Mobiles Depreciation	+2%
Fixed network	**+11%**
Higher Capex in prior years	

Telstra

1 Depreciation & Amortisation of Regional Wireless Company, Keycorp and TelstraClear removed to arrive at underlying

Capital Allocation Process

Integrated Strategic and Business Unit Process



Strategic
Financial Envelope
Portfolio WACC's
Discretionary Adjustments
Prioritisation
Risk Assessment
Monitor milestones
Investment Management Committee
Milestones
Allocate capital
Phased Release
Post Implementation Review
Actual Capital Spend
Business Unit
Growth
Maintenance Capital
Government Sponsored

Telstra

Focused CAPEX Management


$2,039m
-16%
$33m
$587m
$1,419m
Mandatory
Development
Baseline
$1,716m
$37m
$472m
$1,207m
+12%
-20%
-15%
1H01
1H02
Capex/Sales
16.7%

Mandatory and Customer Access expenditure Network Increased

1. Includes capitalised interest of $60 million in 1H01 and $54 million in 1H02

Telstra

Building On Regional Presence

Contribution to Telstra Group results 6 months to 31 December 2001

A$M	Sales Revenue	Total Revenue	EBITDA	EBIT Before Goodwill	EBIT After Goodwill	Telstra Carrying Value
HK Mobile	577	577	172	67	30	2,086
Reach[1]			20	20	20	865
TelstraClear (from 1/12/01)	39	39	(1)	(13)	(14)	125
	616	616	191	74	36	

- Reach is equity accounted EBITDA contribution to Telstra is after the amortisation of goodwill of $60 million and amortisation of deferred profits of $22 million.

Telstra

Reach



Key Financials
11 months to 31 December 2001
(In USGAAP)

	$USm	$Am
Revenue	1,281	2,506
EBITDA	398*	779
NPAT	48	94
Telstra Carrying value		865
Telstra ownership 50%		

* Includes capitalised finance leases adj

Customer proposition

- Full range of wholesale connectivity services
- Strong Asian strategic focus with global network access
- Profitable/ staying power

Asia's Largest International Carrier of Voice and Data

Telstra

HK Mobiles - CSL

Customer Benefits

- Best network
  - > 1,300 base stations
- Widest range of data services
  - m-wallet
- Strong brand
- Extensive roaming
  - widest of all operators in Hong Kong
- Leader in innovation

Key Financials
6 Months to 31 December 2001

	CSL	Telstra
ARPU* ($A)	99	66
VAS as a % of revenue	28**	8
Data% of revenue	2	7

* Includes terminating revenue
** higher than Telstra due to Hong Kong international roaming revenue

Key Financials ($Am) -	CSL
Sales Revenue	577
EBITDA	172
NPAT	30
• Telstra Ownership	60%
• Telstra Investment $Am	2,086

Leading Hong Kong Mobiles Provider

Telstra

TelstraClear



Customer Proposition
- Full service provider
- Trans-tasman services
- State of the art IP network
- Extended presence

Financials (A$m)

Total Assets	A$1,227m
External Bank Debt	A$415m
Telstra Debt	A$404m
Telstra Investment	A$125m

Clear Purchase Price

1.1 x Revenue
4.4X EBITDA
Incremental Investment A$ 40 million

Integration milestones

31/03/02 — Organisational restructure; Capex program linked to revenue

30/06/02 — Key supply rates renegotiated; Majority of company restructure complete

31/12/02 — Network & IT restructure complete

Leading Challenger Brand in New Zealand

Telstra

Telstra's Financial Framework



Shareholders
Core Growth
Mobiles
Retail
IS
Telstra
TCW
DW
100%
Investments
100%
NDC
100%
PA
58.4%
Telstra Clear
60%
RWC
50%
Reach
50%
Foxtel

Telstra

Financial Strength & Flexibility

Credit Ratings	S&P	Moodys	Fitch
– Short term < 1 year	A-1+	P1	F1+
– Long tem > 1 year	AA-	Aa3	AA-

Debt Position

- Gross Debt A$14,004 Net Debt A$11,428
- Capitalisation (net debt + shareholders equity) A$25,955
- Net Debt to Market Value 16.7%
- Net debt /capitalisation 44.0%
- Interest cover (EBITDA/ Net Interest) 14.3x
- Free Cash flow A$1.4bn

Stable outlook from all Rating Agencies

Telstra

Telstra is competitively well positioned

Industry Drivers	*Telstra management's response*
Sector growth - temporarily slowing	**Strong margin & ROE maintained**
Strategic position	**Working capital, fixed asset turn, margin**
Strong free cash flow growth	**Risk management enables growth**
Capital management	**Integrated "strategic" & business process ROIC/Payback**
Customer relationships	**Strong brand, service metrics up, high Mobiles & Internet growth**
Productivity	**Continual focus on efficiency in processes**
Acquisitions	**Clear 1.1x revenue; Level 3(20% NTA), EPS +ve Yr 2**
Balance sheet	**Liquidity, cost of capital, ratings benefits**

Foundations in place for Profitable Growth in Place

Telstra

Telstra

6 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Half Year ended 31 December 2001 Normalisation Schedule

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited (ABN 033 051 775 556)
Half Year ended 31 December 2001
Normalisation Schedule

This schedule details the adjustments made to the reported results for the half years ended 31 December 2001 and 2000 to arrive at the underlying business performance.

$m	Reported Dec 01/02	A RWC	A Keycorp	A Telstra Clear (Dec Month)	A Telstra Clear (pre acquisition costs)	A Reach	B Asset / Investment Sales	C Restructuring charges	D Diminution	Underlying Dec 01/02
Basic Access	1,343									1,343
Local Calls	1,023									1,023
Fixed to Fixed	588									588
Fixed to Mobile	707									707
International telephone services	216									216
Mobile Services	1,631									1,631
Mobile Handsets	122									122
Data and internet services	1,580									1,580
Directory services	714									714
Customer premise equipment	125									125
Intercarrier services	568									568
Inbound calling products	193									193
Solutions management	162									162
Other sales & service	1,294	(577)	(25)	(39)						653
Sales Revenue	10,266	(577)	(25)	(39)	-	-	-	-	-	9,625
Other revenue	346			-			(125)			221
Total revenue	10,612	(577)	(25)	(39)	-	-	(125)	-	-	9,846
Less Interest revenue	67									67
Total revenue (excl. interest)	10,545	(577)	(25)	(39)	-	-	(125)	-	-	9,779
Expenses										
Labour	1,459	(47)	(13)	(9)						1,390
Restructuring costs (*)	93							(93)		-
Direct cost of sales	1,962	(230)	(22)	(25)						1,685
Other	1,921	(128)	(9)	(6)			(113)		(26)	1,639
Expenses before Equity Acc/Depn/Amort/Interest	5,435	(405)	(44)	(40)	-	-	(113)	(93)	(26)	4,714
Share of net Equity Accounted Losses	93				(48)	20				65
Total Expenses before Depn/Amort/Interest	5,528	(405)	(44)	(40)	(48)	20	(113)	(93)	(26)	4,779
EBITDA	5,017	(172)	19	1	48	(20)	(12)	93	26	5,000
EBITDA excl Associates/Joint Ventures	5,110	(172)	19	1	-	-	(12)	93	26	5,065
Depreciation	1,259	(45)	(1)	(11)						1,202
Amortisation (excl goodwill)	273	(60)	(1)	(1)						211
Goodwill Amortisation	42	(37)		(1)						4
Total Depn/Amort	1,574	(142)	(2)	(13)	-	-	-	-	-	1,417
Total Expenses	7,102	(547)	(46)	(53)	(48)	20	(113)	(93)	(26)	6,196
EBIT	3,443	(30)	21	14	48	(20)	(12)	93	26	3,583
EBIT excl Associates/Joint Ventures	3,536	-30	21	14	0	0	-12	93	26	3,648
Net interest	350	3	-2	-3						348
PBT	3,093	-33	23	17	48	-20	-12	93	26	3,235
Tax (excl. unusuals effect) (**)	992	-22	7	0			-4	28		1,001
PAT (bef. Min Int)	2,101	-11	16	17	48	-20	-8	65	26	2,234
Minority Interest	3	-19	9	7						0
PAT	2,098	8	7	10	48	-20	-8	65	26	2,234
Effective tax rate	32.1%									30.9%
EBITDA Margin on Sales revenue	48.9%									51.9%
EBIT Margin on Sales revenue	33.5%									37.2%
Earnings per share (12866.6m shares)	16.3	cents								17.4

$m	Reported Dec 00/01	A Global Wholesale (from Jul 1)	A Telstra Saturn (Dec Month)	B Asset / Investment Sales	C Restructuring charges	D Diminution	E Super	F SAB101	G Tax Rate Change	Underlying Dec 00/01	Reported Growth %	Underlying Growth %	Underlying M/ment
Basic Access	1,146							3		1,149	17.2%	16.9%	194
Local Calls	1,113									1,113	-8.1%	-8.1%	(90)
Fixed to Fixed	646									646	-9.0%	-9.0%	(58)
Fixed to Mobile	631									631	12.0%	12.0%	76
International telephone services	524	(300)								224	-58.8%	-3.6%	(8)
Mobile Services	1,453							(12)		1,441	12.3%	13.2%	190
Mobile Handsets	113									113	8.0%	8.0%	9
Data and internet services	1,645	(9)								1,636	-4.0%	-3.4%	(56)
Directory services	622							98		720	14.8%	-0.8%	(6)
Customer premise equipment	147									147	-15.0%	-15.0%	(22)
Intercarrier services	499	25								524	13.8%	8.4%	44
Inbound calling products	229									229	-15.7%	-15.7%	(36)
Solutions management	146									146	11.0%	11.0%	16
Other sales & service	844	(123)								721	53.3%	-9.4%	(68)
Sales Revenue	9,758	(407)	-	-	-	-	-	89	-	9,440	5.2%	2.0%	185
Other revenue	1,553	-		(652)			(725)			176	-77.7%	25.6%	45
Total revenue	11,311	(407)	-	(652)	-	-	(725)	89	-	9,616	-6.2%	2.4%	230
Less Interest revenue	38									38	76.3%	76.3%	29
Total revenue (excl. interest)	11,273	(407)	-	(652)	-	-	(725)	89	-	9,578	-6.5%	2.1%	201
Expenses													
Labour	1,568	(18)								1,550	-7.0%	-10.3%	(160)
Restructuring costs (*)	3	(1)			(2)					-	*N/M*	*N/M*	-
Direct cost of sales	1,809	(197)								1,612	8.5%	4.5%	73
Other	1,997	(25)		(425)		(41)				1,506	-3.8%	8.8%	133
Expenses before Equity Acc/Depn/Amort/Interest	5,377	(241)	-	(425)	(2)	(41)	-	-	-	4,668	1.1%	1.0%	46
Share of net Equity Accounted Losses	164		(10)			(99)				55	-43.3%	18.2%	10
Total Expenses before Depn/Amort/Interest	5,541	(241)	(10)	(425)	(2)	(140)	-	-	-	4,723	-0.2%	1.2%	56
EBITDA	5,732	(166)	10	(227)	2	140	(725)	89	-	4,855	-12.5%	3.0%	145
EBITDA excl Associates/Joint Ventures	5,896	(166)	-	(227)	2	41	(725)	89	-	4,910	-13.3%	3.2%	155
Depreciation	1,180	(33)								1,147	6.7%	4.8%	55
Amortisation (excl goodwill)	184	(3)								181	48.4%	16.6%	30
Goodwill Amortisation	13									13	223.1%	-69.2%	(9)
Total Depn/Amort	1,377	(36)	-	-	-	-	-	-	-	1,341	14.3%	5.7%	76
Total Expenses	6,918	(277)	(10)	(425)	(2)	(140)	-	-	-	6,064	2.7%	2.2%	132
EBIT	4,355	(130)	10	(227)	2	140	(725)	89	-	3,514	-20.9%	2.0%	69
EBIT excl Associates/Joint Ventures	4,519	-130	0	-227	2	41	-725	89	0	3,569	-21.8%	2.2%	79
Net interest	313									313	11.8%	11.2%	35
PBT	4,042	-130	10	-227	2	140	-725	89	0	3,201	-23.5%	1.1%	34
Tax (excl. unusuals effect) (**)	1,420	-45		-77	1		-247	30	13	1,095	-30.1%	-8.6%	(94)
PAT (bef. Min Int)	2,622	-85	10	-150	1	140	-478	59	-13	2,106	-19.9%	6.1%	128
Minority Interest	-1									-1	N/M	N/M	1
PAT	2,623	-85	10	-150	1	140	-478	59	-13	2,107	-20.0%	6.0%	127
Effective tax rate	35.1%									34.2%	-3.0%	-3.3%	
EBITDA Margin on Sales revenue	58.7%									51.4%	-9.8%	0.5%	
EBIT Margin on Sales revenue	44.6%									37.2%	-11.1%	0.0%	
Earnings per share (12866.6m shares)	20.4									16.4	-20.0%	6.0%	

Note: (*) No provision for restructuring in 01/02.
(**) Underlying tax calculations represent management's best estimates

000134

Adjustments to Normalise results

(A) New Business Ventures

We have removed from our reported results the effects of our new business ventures, Regional Wireless Company (RWC), Reach Ltd, Keycorp and TelstraClear.

- We acquired 60% of RWC in February 2001.
- We acquired a 50% interest in Reach Ltd in February 2001 and at the same time our Global Wholesale business was sold to Reach Ltd.

- We acquired a controlling interest in Keycorp in December 2000 and consolidated its results from 1 January 2001.
- In December 2001 we increased our ownership in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired *Clear Communications and its name was changed to TelstraClear.*

31 December 2001

(B) Asset Sales ($m)	Proceeds	NBV	Profit	Tax Effect @30% if applicable	Profit after tax
Investments					
Sausage shares	6	5	1	0	1
Sausage options	4	4	0	0	0
New Skies	10	9	1	1	0
Sale of listed and other investments	20	18	2	1	1
Sale of PABX business	29	2	27	8	19
Total Investment sales	49	20	29	9	20
PC Lease	23	24	-1	0	-1
Asset sales	53	69	(16)	-5	-11
Total Asset sales	76	93	-17	-5	-12
	125	113	12	4	8

(C) Restructuring Costs

We incurred restructuring costs for employee redundancies of $93 million in the 2002 half year and $3 million in the 2001 half year.

(D) Investment write-downs ($m)	Diminution	Associates (I)	Total
Solution 6	9		9
Corprocure	7		7
CPI Card Group (Keycorp investment)	9		9
Sausage shares	1		1
Investment write-downs	26	0	26

(I) This relates to writedowns of the goodwill implicit in the carrying value of joint ventures and associates and is recorded in the share of associate profit/(Loss) line in the profit and loss.

Changes to Comparative numbers

The following changes have been made to the numbers reported for the 31 December 2000 half year.

Sales Revenue increased by $12 million to $9,758 million following the reclassification of discounts on Other Revenue from Other Sales & Service to Other revenue.
Other Revenue reduced by $25 million to $1,553 million due to the reclassification from Sales Revenue to Other Revenue noted above and the reclassification of foreign exchange gains ($13 million) from Other Revenue to other expenses. Other expenses have decreased by $13 million to $1,997 million.

In addition the Digital Data Access, Wholesale Internet and Quickstream products ($11 million) have been moved from Intercarrier to Data and Internet.

31 December 2000

(B) Asset Sales ($m)	Proceeds	NBV	Profit	Tax Effect @34% if applicable	Profit after tax
Investments					
Computer Share	386	199	187	64	123
Extant	57	36	21	7	14
Sale of listed and other investments	443	235	208	71	137
Patents, trademarks & licenses	4	4	0	-	0
Sale of Atlas	4	(4)	8	3	5
Sale of Business (Dama)	4	3	1	0	1
Total Investment sales	455	238	217	74	143
PC Lease	111	111	0	0	0
Asset sales	86	76	10	4	6
Total Asset sales	197	187	10	4	6
	652	425	227	77	150

(D) Investment write-downs ($m)	Diminution	Associates (I)	Total
Solution 6	13	25	38
Sausage - Shares	10		10
Sausage - Options	10		10
Commander	12		12
Myprice	9		9
Station 12		50	50
Ecard	9		9
Telstra Saturn	-22	21	-1
Myinternet		3	3
Investment write-downs	41	99	140

(I) This relates to writedowns of the goodwill implicit in the carrying value of joint ventures and associates and is recorded in the share of associate profit/(Loss) line in the profit and loss.

(E) Superannuation writeback $725m

Telstra during the period has been released from its obligations to contribute $121m pa per annum to the Telstra Superannuation Scheme. This obligation was recorded as a liability on Telstra's balance sheet at 30 June 2000 at $725m. It is recorded as revenue in fiscal 2001 and needs to be removed out of revenue to normalise the number. There is no adjustment required for the first half of fiscal 2002.

(F) SAB101

We began applying SAB101 revenue recognition in the second half of fiscal 2001. We have adjusted the fiscal 2001 first half to include the effects of SAB101 had it been applied then.

(G) Tax rate Change

From 1 July 2001 the Company tax rate reduced to 30%. This adjustment restates the deferred tax balances at 31 December 2000 to 30%.

Telstra

6 March 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: CEO and CFO Speeches

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION

CEO SPEECH

HALF YEAR RESULT, 2002.

6 March, 2002.

SLIDE 1 - SOLID RESULT

This is a good, solid result - achieved in a very demanding domestic and international environment.

Growth in both revenues and profits remains subdued, but nevertheless the company has remained invigorated through this period of industry restructure and reform.

We have delivered in all the important areas – on EBIT, on market shares and revenues, on cash flow, on operating expenses and capital expenditure management, on dividends and, most fundamentally, on customer service.

The result demonstrates the positive effect of our service improvement, packaging, churn management and the impact of many other competitive initiatives.

Today I'll focus on our true operating performance as demonstrated by our underlying results. Our Chief Financial Officer David Moffatt will later take you through the appropriate adjustments to get there.

The underlying EBIT *shows the real growth in our activity - at $3.6 billion, up 2% for the half, it's a* solid performance.

Sales revenue grew 2.0% to $9.6 billion, with Mobile Services again showing double-digit growth (13.2%). Fixed to Mobiles, Basic Access, Inter-carrier, and our newer data products have also contributed to revenue growth.

Data products overall have been under significant price pressure, particularly the older products such as ISDN, leased lines and Faxstream, due to intense competition and deferral of IT spending (growth having slowed from 10% in 2000 to 4% in 2001). However, we have defended and held our market share successfully.

First Half Consumer revenues were strong, which balanced the pressure in the Business and Corporate segments.

We kept operating expense growth to 1.2% – a very good effort.

Free cash flow growth of 16% is again strong and is an excellent result even as EBIT growth remains constrained. This and a robust balance sheet provide us with financial flexibility and a AA credit rating shared by only a few of our global telco peers.

The first half dividend is 11 cents per share – fully franked. This is a 38% increase on the prior corresponding Half's 8 cents per share. However, you should not assume the full year dividend will automatically go up as well.

It's clear that our position as a full service, fully integrated telco is ensuring we remain competitive in a difficult environment and sets us apart from many in our sector.

SLIDE 2 - FIRST HALF ACHIEVEMENTS

[CUSTOMERS AND REVENUES]

Once again, it's been a very productive six months in Telstra – and we've made some excellent gains in key areas – continuing to improve service (performance levels are at an all-time high), delivering better value to customers, and achieving greater organisational efficiency.

The most consequential progress has probably been made by our Mobiles Group.

Over the past year or so, David Thodey and his team have -

- Acquired 3G spectrum at very reasonable prices and established a vision which ensures that Telstra will participate in multimedia wireless services in a timely, efficient and innovative way with appropriate financial returns;
- Led the way through the important early months of Mobile Number Portability – both technically and commercially;
- Defined the new marketing paradigm for the next stage of industry growth with the phasing out of handset subsidies;
- Introduced innovative tariffs and packages;
- Updated our distribution channel strategy and dealer arrangements;

- Introduced GPRS on the GSM platform, and trialled 1xRTT on CDMA, and stand ready for a fast rollout once handset availability and business models are confirmed; and
- Simultaneously produced standout financial results.

At Telstra, we have always been optimistic about the opportunities for wireless products and services in Australia, and Asia. Our confidence is undiminished.

In addition, our Retail Group, , has fought back in the past year in the face of intense competition. I'm pleased to report the net impact of churn across the company, which can really undermine shareholder value, was neutral over the half-year – with value, service, pricing, bundling and the single bill all being factors.

We continue to put Australia online – ADSL is now available on three-quarters of the nation's phone lines and we'll be marketing it strongly this year.

We rebalanced access with call costs and re-priced our broadband offerings – simply, we're better aligning our tariffs with our costs – as encouraged by the ACCC and the Government.

Telstra Country Wide continues to deliver solid gains for regional, rural and remote customers. About 120 exchanges in regional Australia are now equipped to provide ADSL broadband – that's 800,000 services in operation with potential access. Standard dial-up Internet is now available throughout Australia for the cost of a local call.

We have begun a contract with the Federal Government to provide regional Australia with untimed local calls in extended zones – a real boon for people in these areas. And our new two-way broadband satellite Internet has opened up a new era in the bush.

[EFFICIENCY]

Efficiency continues to improve right across Telstra. This is a major focus in the company and we are delivering on our commitments through our cost reduction programs and process re-engineering. I will cover this in more detail shortly.

Whilst still on the subject of efficiency, we are continuing to restructure NDC as we scale it to fit the reduced investment outlook for the industry.

[ORGANISATION]

We continue to monitor, review and improve our organisational processes. For instance, our approach to expansion is careful and measured, with very transparent objectives - Level 3 and Clear are great examples of this approach. Notably these acquisitions are expected to be EPS accretive after the second year.

As you know, we've also had a big tick for our balance sheet management. It is rock solid – in December S&P upgraded Telstra's long-term debt rating to AA minus. Telstra may be the only telco to achieve a positive rating upgrade in this last year – from an already strong position. Our strong debt ratings are a key point of differentiation from many European and US telcos some of which, as you are aware, are continuing to experience real balance sheet problems.

SLIDE 3 - DRIVING RETURNS ON CAPITAL EXPENDITURE

We've managed operating capex down by 16% to 1.7 billion dollars – reflecting improved project management, tighter control on spending and better value from our suppliers. This slide shows our capital efficiency improvement over the past five and a half years – the result of a sharper focus on the allocation of capital and its return.

This slide also shows key development spends over the same period. Going forward, there are further significant capex projects on the horizon such as 1xRTT and 3G but we believe, with careful management and aligning the spend with customer demand, we can ensure sustainable efficiency in our capex spend.

Capex remains one of the cornerstones of creating future value for the company. Our spend on the access network is fundamental to our dealings with our customers, their level of customer satisfaction and – it follows – to creating shareholder value.

Our infrastructure spending is shaped by our corporate objectives of improving the quality of our networks, our service performance, and ensuring the nation is properly prepared for future new technology platforms which, in turn, will drive shareholder value.

SLIDE 4 - DRIVING PRODUCTIVITY

Telstra continues to deliver on cost control as it must – and the rigour will continue as part of wider productivity improvements.

Our overarching objective is to drive service improvement, but we intend more than just margin protection from our productivity programs.

We intend to create the financial room to increase investments in key areas.

We intend to bring further discipline to our relationships with all our providers.

We intend to drive out waste and bureaucracy from our systems.

We intend to focus our resources on the genuinely strategic, customer focused and value enhancing.

Notwithstanding the good progress to date, much remains to be done.

This is all about making us a more efficient company for our customers to deal with, that is, allowing us to get to our goal of error-free customer service.

We are also delivering on staff numbers. As I foreshadowed a couple of years ago, we have now reduced our staff by almost ten thousand to around forty two and a half thousand. Our labour to sales ratio is now at best practice, compared to European telcos and, as the slide shows, has been falling over time. Of course, labour isn't the total expense story, but it is the largest single component and driver of many associated costs.

Our cost base was reduced by $550 million in fiscal 2001. The second round will extend the efforts – an important element being our mobiles channel rationalisation as well as an across company

program to ensure there is a consistent methodology used by our people to improve our processes and productivity.

And along the way, the Next Generation Cost Reduction projects will merge with our new productivity program, Six Sigma.

SLIDE 5 - DRIVING CUSTOMER SATISFACTION

It's a simple enough equation: improved service = satisfied customers = satisfied shareholders.

I've talked before about the important association between business results, record service quality and positive movements in customer satisfaction. Telstra is showing that capital efficiency and cost containment need not adversely impact on service improvement and higher customer satisfaction. In fact, we are finding that as efficiencies grow we can produce some dramatic positive changes.

Our service stats are good – the best we've ever achieved for installing services and fixing faults. Figures released by the ACA in December reveal that for the first time, Telstra nationally reached or exceeded 90% compliance with legislated benchmarks for telephone connection and repair times for urban, rural and remote customers.

As well, even though, as I understand it, customer complaints against the industry as a whole are up, complaints against Telstra are down, reflecting in large part our targeted spending on maintaining and improving the quality of our network.

SLIDE 6 – OUTLOOK – GROWTH CATALYSTS

I'd like to say all the planets are lined up in a row – but they're not.

As I said in the earlier media conference, near term outlook is
for slow growth ,continuing the current trading trends consistent with industry growth near 3% pa.

While we are managing the company to perform strongly under most foreseeable scenarios, Telstra's strategy is still a strategy for growth – and we are very well positioned for the economic and industry upturn we see starting in the next year.

I'll make a few observations on how I see some things playing out.
Firstly we have a number of growth initiatives that are looking at a green light.

Mobiles growth will continue as we aggressively pursue opportunities in new data applications, focusing on improved content and marketing technologies such as GPRS, SMS, SIM Toolkit and WAP.

This, together with improved CDMA growth in country areas (less than 50% compared with 60/70% in the city) and the introduction of new CDMA handsets into the market will increase penetration, particularly over the next two years.

Targeted marketing initiatives such as the more4your and more4business offerings recently announced, will further stimulate usage given the significant price elasticity, which exists in Mobiles.

Another growth lever is the potential for increasing our market share of pre-paid customers. We currently have around one million prepaid users and intend to grow this through a broader distribution strategy including use of non-exclusive fast moving consumer goods, channels and a revamped product range.

You may have seen our announcements last week describing our accelerated marketing of our **broadband** services – via ADSL, cable and satellite. ADSL is now available on three quarters of Australia's phone lines and, if broadband uptake follows earlier adoption curves, then a million customers will be using the service within 3 years.

Another announcement yesterday regarding **Foxtel** is a tremendous breakthrough. Customers can now bundle their Pay-TV and telephony products and together with securing AFL rights Foxtel has a very attractive offering. This offering we believe will deliver an expansion of its subscriber base and a reduced churn and eventually open up an exciting world of opportunity for digital entertainment. The company is now well placed to tackle its prime costs – US programming costs.

Additionally the time is about right for **Pacific Access**, our directories business, to step up and begin delivering on its potential, especially as its recent small business confidence survey points to

growing optimism among Australia's SME base. The recent purchase of CitySearch is a small but strategic move. CitySearch almost doubles the number of PAs online customers and increases users by around 50%.

Our **offshore** assets are positioned to make important contributions in the years ahead, and there remains further opportunity for sensible bolt-on acquisitions throughout Asia.

There are however some growth drivers that we know have potential but are waiting further developments.

In particular growth in Corporate **data.** With economic recovery we expect to see growth restored to this business line. But in the meantime, it is the corporate segment in our portfolio which is most under pressure to lift its revenues.

The Productivity Commission recommendations - Telstra sees good things in the key recommendations of the Productivity Commission reports, for example-

- Less regulator discretion in access pricing we believe is very positive. For some time now we have put forward the view that below cost pricing drives out investment.
- Higher, clearer hurdle for declaration of services
- Sun setting of declared services
- Indicative time limits for arbitrations

We look forward to these recommendations being adopted.

Finally - There remains further opportunity, probably need, for industry **consolidation**.

Whilst I see Industry growth trending back up as this calendar year progresses, the economic models of many of the newer players are not compatible with a slower growth environment, or the revised demands of the equity and debt markets for conventional financial returns.

SLIDE 7 – OUTLOOK - MILESTONES

With reference to our operational expectations over the next few months, we expect –

1. Revenues will end the full year growing faster than expenses
2. We will continue to deliver on costs
3. Telstra's margins will be maintained, or increase slightly
4. Core domestic capital spending will remain disciplined and total around $3.5 billion
5. Strong free cash flow growth from Telstra's core businesses will continue

SLIDE 8 - STRATEGY - DELIVERING

Let's conclude by looking at the fundamentals – the facts – about Telstra. At a time when the industry continues to consolidate, recover from the dot.com era fall-out, and grow itself out of the sectoral slowdown, we see a company in excellent shape financially, strategically and organisationally.

We see–

- A full service, fully integrated telco with leading positions in mobiles, data and Internet.
- Australia's strongest domestic franchise and leading brand
- The largest international carrier of voice and data in Asia through our Reach business, with quality properties in Hong Kong (CSL) and NZ (TelstraClear) – properties which we will improve with our technological input as well as good operational systems and marketing expertise.
- Strong growth in free cash flow, some 16% on PCP.
- A rock solid financial position with an AA credit rating and strong margin and ROE
- Tight capex and expense control; and
- A company leveraged to the return of sector growth.

We're strong. We're lean. We're fit. We have the networks, the products, the services, the people and – I believe - the smarts and the will to continue setting the pace in this industry, achieving sustainable value for our customers and shareholders alike.

Thank you. I'll now pass you over to David Moffatt who will take you through the financials in detail.

Telstra Interim Results Announcement
CFO Speech

Half year ended 31 December 2001

Slide 1 – Title Slide

Thank you Ziggy – and good afternoon ladies and gentlemen.

The six months under review was a period in which sector growth remained subdued, competition in the corporate and data markets was particularly intense, and the dynamics of the global industry shifted **further** in Telstra's favour.

In this environment, Telstra - a financially strong, full service and fully integrated telco - has produced a sound result.

Free **cashflow** was up, capital management was strong and expenses tight.

Telstra is delivering in the key areas of **financial management** and **process improvement**.

I will -

- Take you through the reported numbers;
- Focus on the underlying results to enable you to better understand how our core Australian businesses are performing; and
- Review the performance of our international ventures - CSL, our Hong Kong mobiles business, Reach and TelstraClear – all of which are on track and achieving the operational milestones we have set.

Slide 2 – Industry Capital Flow (Changed Industry Dynamics)

The industry dynamics set an important backdrop to this Half's results.

While Telstra has been subjected to competition in National Long Distance and International since 1991 and Mobiles since 1992, it was the 1997 Deregulation that has had the most impact on the telecommunications market.

Since 1997 over A$11 billion in debt and equity has been raised and applied to the telco industry in Australia.

Slide 3 – Competitive Prices (Changed Industry Dynamics)

The graph shows that Deregulation has had a positive impact on the prices that non-business customers pay for telecommunications. Price reductions in the business sector have probably been even larger than those in the graph. However, from a shareholder's perspective the results have been mixed. The reason many shareholders have been worse off is simple. Much of the $11 *billion spend went into duplicate infrastructure, marketing and advertising spend to attract new* customers; and direct subsidies to customers, for example handset subsidies in mobiles area.

Just as that position is unsustainable, so too is the position we now find the industry in, where many of the financially stretched players are selling at prices which do NOT allow for reinvestment (for example depreciation and amortisation). This is a high-risk situation for customers and the industry.

SLIDE 4 – Industry Returns

Telstra, on the other hand, IS reinvesting and making returns for shareholders. Our customers can be sure that entering into long-term contracts with Telstra will be rewarded with a robust network with appropriate levels of redundancy, high levels of new product innovation and service AND competitive prices.

SLIDE 5 – Industry Growth Temporarily Slowed (Changed Industry Dynamics)

I would now like to pull these themes together in support of Ziggy's comments about the industry's growth rate.

As this graph shows, the industry from 1994 to 2000 was growing in the 9-12% range or around 2.5x GDP. In fact, over the last 26 years the industry has, on average, grown at around 2.5 times GDP. As noted above, intense competition combined with the pressures on some telcos to generate cash flows to maintain short-term viability, has pushed prices to unsustainably low levels that do not cover continued network investment. This may have resulted in a boost to growth above what it otherwise would have been and then the slower economy has accentuated the fall in industry output. This has pushed industry growth to around 1.2 times GDP growth rate. The economy rebounding will not be enough - unsustainable pricing must also be further unwound, for the industry growth to again outperform GDP growth by 2.5X.

Having said that .... the importance of communications to both business and households suggests strongly the mid-term industry future is bright for growth driven by Wireless, Wireless Data, Broadband and Internet.

Slide 6 – Foundations for Profitable Growth in Place

Ziggy highlighted the elements of our focus and our actual performance against key financial measures.

As I take you through the detail of the result, I will add further information regarding what we are doing **every day** at Telstra, **our management response** if you like, and why we believe Telstra is in an excellent competitive position ... Telstra has a great foundation for Growth.

- Despite temporary slowing in sector growth we have grown **margins and maintained ROE.**
- Our approach to risk management secures our strategic position and **enables** growth with confidence.
- Unlike many of our peers a focused approach to working capital and fixed asset management has ensured **strong growth in free cash flow.**
- This has been supported by an **integrated** strategic and business unit process of capital management.
- The quality and strength of Telstra's customer relationships are supported by our brand strength. We are the most valuable brand in Australia and we are improving our service metrics.
- Our focus on process improvement combined with a belief in "**an infinite capacity to improve everything we do"** is delivering a best practice cost culture;
- The rigour of our M & A processes as demonstrated by acquisition of Level 3 (80% discount to NTA) and Clear acquisitions (1.1 x Revenue) (4.4x EBITDA);
- **All are underpinned by** the strength of our balance sheet and our AA- rating ... Telstra was the only incumbent Telco in the world to receive a ratings upgrade **in the last one to two years**.

The foundations for profitable growth are in place Our challenge is execution.

Slide 7 – Reported results – Strong Cashflow & Capex Management

The reported numbers show a decline in EBIT, Net Profit after Tax, EPS and Operating Capex. The fall in reported EBIT, NPAT and EPS by around 20% is due to two major one-off items which inflated the December 2000 Half Year result and are not repeated in this Half.

They are:

- A $725 million write back of the superannuation provision which increased EBIT by $725 million and NPAT by $478 million; and
- A $187 million profit from the partial sale of our interest in Computershare, which increased EBIT by $187 million, and NPAT by $123 million.

In addition, the reported results are also impacted by acquisitions and divestments since the Half Year ended 31 December 2000 including:

- The consolidation of HK Mobiles, KeyCorp and TelstraClear and 50% of Reach and the sale of the global wholesale business in January 2001;

To get clarity of our underlying performance I draw you attention to **free cash flow**. It grew strongly in the half, up almost 16% to $1.4 billion. While many of our competitors are cash negative, our cashflow supports reinvestment, dividends to shareholders and growth

Accounting policies

Before turning to our underlying results, I want to touch on a topical subject –accounting policies. Telstra's accounting policies comply with the spirit and letter of Generally Accepted Accounting Principles (GAAP). Our accounts show no distortions from capacity swaps or unusual revenue recognition of indefeasible rights of use, we do not engage in cashless capacity swaps, hollow swaps and only settle net where required to do so by law, for example, our Internet peering transactions. Further settlements are at prevailing market prices.

Our complete disclosure, which is in front of you, demonstrates our commitment to transparency.

Slide 8 – Underlying Results

Included in your packs is a full reconciliation of the adjustments required to arrive at the underlying result.

For the six months to 31 December 2001 Telstra's underlying sales revenue increased by $185 million, with growth from Basic Access, Mobiles Services revenue, Internet, Frame and ATM products.

EBITDA grew 3% to $5 billion and our EBITDA margin grew slightly to 51.9%. Highlighting underlying sales revenue growth exceeded expense growth.

And confirming previous commentary Depreciation & Amortisation grew at 5.7%, due to higher historical Capex.

Underlying EBIT grew by 2.0% to $3.6 billion. In a slower economy and an increasingly competitive market ..... this is a sound result.

Slide 9 – Underlying Sales

The main revenue drivers were Basic Access, Mobile Services, Internet, Frame & ATM. These were offset, however, primarily by lower revenue from ISDN, leased lines, local calls, other sales & service and long distance revenues.

Let me take you through the main items.

Slide 10 - Basic Access + 17%

Basic Access increased $194 million reflecting:

- The continued rebalancing of access and call product prices; and
- The further introduction of value packages for our customers which favour access over call charges

Combined, these helped stablise churn, as demonstrated by the slight growth in our Retail customer access lines.

Slide 11 - Double Digit Mobiles Growth + 13%

Mobiles data revenue is a strong performer for Telstra. Underlying Mobile Services revenue has grown $190 million to $1.6 billion over the previous corresponding period.

Mobile Number Portability ... since late September 2001 has had minimal impact where we have experienced net gains in the high and medium value segments and losses in the low value segment. Our low churn levels are world class.

Mobile services in operation were up 19.2% on prior corresponding period to 5.6 million (27% of which are prepaid subscribers).

Postpaid average revenue per user (ARPU) has grown to $63.54, up 1.6% due to the penetration of mobile data. Overall ARPU has fallen as the proportion of pre-paid customer increases.

Slide 12 – Data & VAS driving Mobiles Growth +63%

Mobile Data and Value Added Services have increased $93 million to $241 million.

36% of subscribers use SMS. The growth has been assisted by CDMA customers being able to exchange SMS messages with other carriers from September last year and more attractive offers (like half price SMS at lunchtime).

Total Data and VAS is 15% of Mobile revenue compared to 9% in the prior corresponding period.

Slide 13 – Internet, Frame and ATM growing +21%

I'll now move to Data and Internet. We have split our data products between new generation products (ie those that represent the largest future growth of Telstra's data and Internet revenues) and more traditional services (such as ISDN and Dedicated data services and leased lines).

Our new generation data products have grown $85 million to $490 million:

- Internet revenues have grown strongly increasing $74 million or 42% over the prior period to $250 million, with terrific growth in online subscribers - up 60% on prior corresponding period and broadband subscribers almost doubling to 122 thousand.
- The Frame Relay and ATM line includes domestic and international Frame Relay and ATM with Domestic Frame Relay and ATM accounting for 75% of this category.
- Physicals for domestic Frame Relay and ATM are continuing to grow although this has not been reflected in revenue growth, with Frame Relay growing at 12% and ATM growing at 28% as yield decreased with competitive pricing pressures.

I will talk about our more traditional data products shortly.

Slide 14 - Fixed to Mobile +12%

Fixed to Mobile revenues increased $76 million due to the increase in the number of mobile services in operation in the Australian market to over 11 million now exceeding the 10 million fixed line SIOs.

Slide 15 – Underlying Sales Revenue (repeat of earlier slide)

Intercarrier revenues growth has slowed compared to last year due to slower industry growth.

I will now take you through the right hand side of this chart; the products where revenue declined on the corresponding prior period.

Slide 16 – ISDN, Other Data Products –11%

There has been a fall in revenues from our more traditional - data products due to three main factors -

- The migration to newer data products, although this migration has slowed in line with reduced economic activity;
- The intensely competitive nature and sometimes **irrational pricing** in the corporate data market, which meant we had to meet the prices of our competitors most of whom are not achieving adequate returns on investment; and
- The realignment of ISDN and PSTN calling prices and discounting.

Although **ISDN** access equivalents and minutes have grown by over 10%. ISDN revenues fell by 5.7%. **ISDN access revenues** were up 3%. However **ISDN voice revenues** fell 10% **and data revenues** fell by 14% voice and data yields have fallen because::

- PSTN and ISDN prices have been more closely aligned;
- the rebalancing of access and data/call product prices;
- More customers are using Express Telstra discount plans; and
- An increased level of discounting for voice in the key corporate segments.

FaxStream has declined by $6 million as services in operation have declined by 4.8% as other technologies like email grew.

Data lines revenue was up 2.9%. However this is mainly due to the inclusion of dedicated access revenues ($32 million) compared to $11 million in the prior year. The product was previously reported in Intercarrier. The main product in this category, Dedicated Data Services, has declined 11% to $132 million corresponding with the fall in DDS physicals by 12% as customers migrate to newer products.

Leased lines have fallen 24% or $30 million to $95 million as customers migrate to newer technologies such as Wideband IP.

International leased lines, included in "Other", has declined $49 million, partly due to the Olympics revenue in the prior period ($17 million) and also due to excess bandwidth capacity reducing prices.

And after all of this our Market share remained relatively constant.

Slide 17 Other Sales & Service –9%

Other Sales & Service has declined as:

- **Inbound Calling** products have fallen $36m with the introduction of inbound number portability in the December 2000 half reducing market share and yield.
- **Customer Premise Equipment** has fallen $22 million due to increased competition

- **Controlled entities** revenue fell $66 million due to the fall in external construction revenue from NDC's operations, as the demand for telecommunications infrastructure builds is lower.

Slide 18 – Local Calls –8%

Local Call revenues fell $90 million to due to The continuing impact of rebalancing access and call product prices. This has reduced local calling prices by an average of 5% during the period.

Slide 19 – STD –9.0%

Long distance calls have experienced strong competition resulting in a reduction in revenue of $58 million, with minutes of use stimulated by new offerings resulting in lower effective prices.

Slide 20 Underlying Sales revenue (Repeat slide)

Directories revenue fell slightly due to the slow down in advertising by corporates and SMEs

While volumes were up in **International**, revenue fell 3.6% due to lower prices.

Slide 21 – Implementing Process Management

We have commented previously that we are progressively implementing process management (using Six Sigma methodology) across the Company to ensure that our processes are simplified and customer focused.

This journey is beginning to highlight the opportunity for customers, staff and shareholders with the majority (75%) of project activity focused on improved customer processes and growth.

Slide 22– Process Improvement Drives Cost Control

Cost control achievements continue. We have maintained our focus on cost control with underlying operating expenses growing by only1.2%.

Let's look at each item.

Our **labour costs** have fallen by $160 million, reflecting lower staff numbers (reduced by 9.7% or 4,778 to 44,595) and less overtime.

Offsetting lower staff numbers we paid an average 5% salary increase to staff on contracts in October and Award staff received a 4% increase in December.

The reduction in our staff numbers is the result of implementing several cost reduction strategies, however, a proportion of labour costs moved to the other expense category due to the outsourcing of some activities. We also manage our labour costs including substituted (outsourced) labour costs (like IT contractors, contract service and contractor payments and consulting expenses). When combined, the labour and labour substitution expenses fell 3.4%.

Direct Costs of Sales have increased by $73 million mainly due to -

- Higher mobile handset sales; and
- Higher payments to domestic carriers due to growth in the mobiles market and some fixed line substitution, as well as payments to international carriers - partly due to higher data volumes including payments to Reach of $A400 million in the Half.
- This was offset in part by lower costs of construction activities provided by Network Design and Construction to external parties due to lower construction activity.
- The removal of handset subsidies will assist cash flow in the future. However, as the current deferred subsidy will not flow through the profit and loss until the end of fiscal 2003, the effect on our expenses will not be fully felt until fiscal 2004.

Other expenses have increased by $143 million due to -

- An increase in costs paid for the outsourcing of some activities (network maintenance, pre-provisioning and activation work, and our billing function) and the sale and leaseback of our midrange IT equipment in the prior period;
- Higher absolute bad debt expense this period as the prior period, bad debt expense was lower, due to the settlement of several large disputed accounts that had been provided for in prior years.; and
- General discretionary costs (promotion & advertising travel and administration expenses) have fallen 16% to $195 million as a result of cost reduction activities.

We will continue to use both project and process management to attack direct cost of sales and other operating expenses. The removal of handset subsidies, renegotiation of outsourcing and supplier contracts and the review of our end-to-end customer processes will result in lower cost and **improved service.**

Slide 23 - Depreciation & Amortisation +6%

As a result of our $21.4 billion spend over the past five years, our underlying depreciation and amortisation continued to grow, it was up 5.7% or $76 million.

We have previously said that we expected depreciation & amortisation to increase by $300 million this year. Due to asset sales, the reduction in Capex and some minor service life changes totaling about $48 million, we believe that this number will now be around $250 million for the financial year.

The biggest rises will be in the core Customer Access Network where expenditure increased again and amortisation of software reflecting its shorter life.

Slide 24– Capital Allocation Process

Telstra's capital allocation and monitoring continues to improve, with our Corporate, Strategic and Business Unit process locking tightly together through the Investment Management Committee which I chair.

We seek process improvement as well as a reduction in cycle time – the time between approval, spend and implementation – as key elements in sustainable Capex reduction.

The capital allocation process involves an integrated bottom up and top down-approach. Business Unit requests for funding come to the Investment Management Committee. This Committee, comprising all the Business Unit Heads, puts a strategic overlay on the requests and reviews and allocates capital, based on strategic fit to the company's growth objectives and risk-adjusted return criteria.

The value of this integrated capital allocation process is reflected in our current Capex performance.

Slide 25 – Focused Capex Management

We have continued to reduce our capex and improve our service levels. Our operational Capex to sales ratio has fallen to 16.7% for the December Half - down from 20.9% for fiscal 2001.

We have reduced our operational Capex by $323 million to $1,716 million. This was achieved due to:

- A stronger capital management focus;
- To sustain our high Return on Equity, a focus on reducing payback periods; and
- Improving the systems to evaluate and compare Capex to the original and investment plans.

While our baseline spend to maintain and expand existing services reduced it did so because we better managed equipment supply arrangements and project implementation.

Included in our baseline spend is an amount of $508 million spent on the Customer Access Network - an increase of $32 million or 6.7%.

Slide 26 – Building on Regional Presence - International Ventures

Our main international ventures, HK Mobiles, Reach and TelstraClear, which we have consolidated from 1 December 2001, are hitting their operational milestones.

The three entities contributed $191 million to our reported EBITDA for the six months to 31 December 2001 results.

Let's first turn to Reach

Slide 27 – Reach Operations

Reach achieved an EBITDA for the 11 months ended 31 December 2001 of $US 398 million (annualised $US434 million), which is in line with our previous guidance albeit, at the lower end of the range.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including:

- The world economic downturn and slower than expected growth in demand for cross border connectivity services; and
- Oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions, we believe that Reach has the opportunity to consolidate its position - and take advantage of the availability of distressed assets - to underpin its longer term position in the market. The acquisition of Level 3's Asian assets at an 80% discount to NTA is an example of this opportunity.

We and PCCW believe that Reach the best positioned connectivity provider in Asia and we are both committed shareholders. Historically, we have been the substantial acquirers of cross border connectivity services from Reach. We expect this to continue. Telstra requires these services to support our domestic growth businesses, particularly an Internet and Broadband rollout which is being taken up faster that any other mass market technology in history.

We expect to spend about $A 400 million with Reach during second half of this fiscal year , about the same as we spent in the last six months of 2001. Because prices have fallen we will acquire more capacity and have initiatives underway to utilise more capacity.

It is worth putting Reach in context . . . our domestic business is 93% of Revenues, almost all of our Profits and 93% of Assets.

Slide 28 – CSL Best Practice

CSL also operates in an extremely competitive environment and, despite revenue pressure, has managed to grow EBITDA 15% year-on-year, through strong cost management and the introduction of new services that will drive data revenue growth.

Cost reduction initiatives included:

- a reduction in handset subsidies for new acquired customers;reducing the costs of delivery for IDD and Roaming by negotiating down the unit rate with our business partners; reduction in bad and doubtful debts through improved credit management processes;
- Targeted spending in publicity & promotion (ie, they spent less).

ARPU at $HK410 is well above the Hong Kong average of $HK220. But is also down from the 2000 year, mainly due to a reduction in voice ARPU.

CSL has leveraged Telstra's experience in Data and VAS products to offer new data & VAS initiatives to grow revenue to replace falling voice revenues (eg, Ring Tones; M-wallet (*a secure mobile payment capability*), E-mail). Though data revenues represent only 2% of total revenues CSL is in a strong position to capitalise on future data and VAS growth.

CSL has improved its Capex management and as a result reduced capex by 34% to HK$402 million for the half year.

Slide 29 - TelstraClear

We have had operational control of TelstraClear for 3 months. This business was purchased at 1.1x revenue and for less than asset value. We have set clear milestones for the business such as:

- Completing the organisational restructure by 30 March 2002; (Well on the way)
- Ensure the Capex program and new revenue streams are directly linked by March 2002;
- Key supply rates are to be renegotiated by June 2002; and
- The network and IT restructure which is to be completed by December this year.

The management team under the Leadership of Rosemary Howard is on track to deliver against these operational milestones we have set

We are confident that TelstraClear will be a strong challenger brand in the New Zealand market. Customers have welcomed our extended presence, the full range of services to all customer segments and the strength created by the trans-Tasman services that we can offer.

Slide 30 – Telstra's Financial Framework

Turning to our Financial Framework.
Telstra's core domestic businesses are managed for growth on the basis of maintaining ROE returns in the low to mid 30% range. All other investments are managed separately with appropriate risk adjusted returns requirements. As we said at the Full Year results announcement, these investments are currently earning under a 10% ROIC (*Return on Invested Capital*) and have received increased management attention to ensure they deliver appropriate returns over time.

The acquisitions we have made have both improved the time to acceptable returns from these assets and improved our strategic position in those markets.

Slide 31– Financial Strength & Flexibility

A strong balance sheet and credit ratings are important foundations for any company. The strength of Telstra's balance sheet is reflected in the AA- credit ratings by all three major rating agencies. Importantly, all three have a stable outlook for Telstra - a key feature for investor confidence. This financial strength allows us to raise funds at very competitive rates and with more flexibility than many of our peers.

We have seen a major degradation in the ratings of global telcos and their financial strength has been further compromised by their liquidity profile. Telstra's disciplined approach earned a ratings upgrade by S&P last December – the only upgrade in recent times received by an incumbent major telco over the last two years. This reflects both our absolute lower levels of risk and strong liquidity profile. Our profit engine is robust. As mentioned our domestic business is 93% of assets, 93% of revenue and almost all of our profits. Our tentative steps offshore are increasing our opportunities and learnings every day.

Slide 32 – Telstra is competitively well positioned

Here we end where we started this presentation. In light of the key industry drivers I have explained to you today, it is clear Telstra has the **foundations** for **profitable growth**.

Our highly disciplined approach to to risk management, cashflow, ROIC combined with an ever increasing customer service focus all underpinned by a strong balance sheet means we are focused on the right things.

We have a great opportunity both locally and regionally to build on those strengths – our challenge is excellent execution.
I now hand over to Ziggy to chair the question & answer session.

Thank you.
4293 words – 35.5 minutes approx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 6 March 2002